Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”) Quarterly Report on the First Quarter of 2024

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three month period ended March 31, 2024, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance as well as our present and future business environment. This MD&A, which has been prepared as of April 30, 2024, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, for the three month period ended March 31, 2024 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 74 to 78. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2023, the related annual MD&A included in the 2023 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Abbreviations

BAP	Biodiversity Action Plans

BNL	Barrick Niugini Limited

CDCs	Community Development Committees

CHUG	Cortez Hills Underground

CIL	Carbon-in-leach

Commencement Agreement	Detailed Porgera Project Commencement Agreement between PNG and BNL

DRC	Democratic Republic of Congo

E&S Committee	Environmental and Social Oversight Committee

ESG	Environmental, Social and Governance

ESG & Nominating Committee	Environmental, Social, Governance & Nominating Committee

ESIA	Environmental and Social Impact Assessment

G&A	General and administrative

GHG	Greenhouse Gas

GISTM	Global Industry Standard for Tailings Management

GoT	Government of Tanzania

IASB	International Accounting Standards Board

ICMM	International Council on Mining and Metals

IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board

ISSB	International Sustainability Standards Board

KCD	Karagba, Chauffeur and Durba

Ktpa	Thousand tonnes per annum

LTI	Lost Time Injury

LTIFR	Lost Time Injury Frequency Rate

Mtpa	Million tonnes per annum

MVA	Megavolt-amperes

MW	Megawatt

NGM	Nevada Gold Mines

NSR	Net Smelter Return

OECD	Organisation for Economic Co-operation and Development

PFS	Prefeasibility Study

PJL	Porgera Jersey Limited

PNG	Papua New Guinea

Randgold	Randgold Resources Limited

RC	Reverse Circulation

RIL	Resin-in-leach

ROD	Record of Decision

SDG	Sustainable Development Goals

TCFD	Task Force for Climate-related Financial Disclosures

TRIFR	Total Recordable Injury Frequency Rate

TRUG	Turquoise Ridge Underground

TSF	Tailings Storage Facilities

TW	True Width

VMS	Volcanogenic Massive Sulphide

VTEM	Versatile Time Domain Electromagnetic

WGC	World Gold Council

WTI	West Texas Intermediate

BARRICK FIRST QUARTER 2024	1	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “on track”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “develop”, “progress”, “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including the anticipated increase in gold and copper production during the remainder of 2024; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/ pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; the resumption of operations at the Porgera mine and expected ramp up of mining and processing in 2024; our plans and expected completion and benefits of our growth and capital projects, including the Goldrush Project, Fourmile, Pueblo Viejo plant expansion and mine life extension project, including the anticipated ramp-up of the plant expansion during 2024, Veladero Phase 7 leach pad project, the Reko Diq project, solar power projects at NGM and Loulo-Gounkoto, Donlin Gold, the Jabal Sayid Lode 1 project and the development of the Lumwana Super Pit; expected timing for production for Goldrush, Reko Diq and the Lumwana Super Pit; the new mining code in Mali and the status of the establishment conventions for the Loulo-Gounkoto complex; capital expenditures related to upgrades and ongoing management initiatives; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; Barrick’s global exploration strategy and planned exploration activities; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans and targets in respect of environmental and social governance issues, including climate change, GHG emissions reduction targets, safety performance, responsible water use, TSF management, including Barrick’s conformance with the GISTM, community development, biodiversity and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to:

fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the potential impact of proposed changes to Chilean law on the status of value-added tax (“VAT”) refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to greenhouse gas emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which requires reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining

BARRICK FIRST QUARTER 2024	2	MANAGEMENT’S DISCUSSION AND ANALYSIS

activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2024	3	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures in our MD&A:

∎	“adjusted net earnings”
∎	“free cash flow”
∎	“EBITDA”
∎	“adjusted EBITDA”
∎	“attributable EBITDA”
∎	“minesite sustaining capital expenditures”
∎	“project capital expenditures”
∎	“total cash costs per ounce”
∎	“C1 cash costs per pound”
∎	“all-in sustaining costs per ounce/pound”
∎	“all-in costs per ounce” and
∎	“realized price”

For a detailed description of each of the non-GAAP financial measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 54 to 67. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 68. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Index

5	Overview

	5	Financial and Operating Highlights
	8	Sustainability
	12	Outlook
	14	Production and Cost Summary

16	Operating Performance

	17	Nevada Gold Mines
	18	Carlin
	20	Cortez
	22	Turquoise Ridge
	24	Other Mine - Nevada Gold Mines
	25	Pueblo Viejo
	27	Loulo-Gounkoto
	29	Kibali
	31	North Mara
	33	Bulyanhulu
	35	Other Mines - Gold
	36	Lumwana
	38	Other Mines - Copper

39	Growth Projects

41	Exploration and Mineral Resource Management

45	Review of Financial Results

	45	Revenue
	46	Production Costs
	47	Capital Expenditures
	48	General and Administrative Expenses
	48	Exploration, Evaluation and Project Expenses
	48	Finance Costs, Net
	48	Additional Significant Statement of Income Items
	49	Income Tax Expense

50	Financial Condition Review

	50	Balance Sheet Review
	50	Shareholders’ Equity
	50	Financial Position and Liquidity
	51	Summary of Cash Inflow (Outflow)

52	Commitments and Contingencies

53	Review of Quarterly Results

53	Internal Control over Financial Reporting and Disclosure Controls and Procedures

54	IFRS Critical Accounting Policies and Accounting Estimates

54	Non-GAAP Financial Measures

68	Technical Information

68	Endnotes

74	Financial Statements

79	Notes to Consolidated Financial Statements

BARRICK FIRST QUARTER 2024	4	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Overview

Financial and Operating Highlights

	For the three months ended
	3/31/24	12/31/23	% Change	3/31/23	% Change

Financial Results ($ millions)

Revenues	2,747	3,059	(10)%	2,643	4%

Cost of sales	1,936	2,139	(9)%	1,941	0%

Net earnings[a]	295	479	(38)%	120	146%

Adjusted net earnings[b]	333	466	(29)%	247	35%

Attributable EBITDA[b]	907	1,068	(15)%	851	7%

Attributable EBITDA margin[c]	41%	42%	(2)%	39%	5%

Minesite sustaining capital expenditures[b,d]	550	569	(3)%	454	21%

Project capital expenditures[b,d]	165	278	(41)%	226	(27)%

Total consolidated capital expenditures[d,e]	728	861	(15)%	688	6%

Net cash provided by operating activities	760	997	(24)%	776	(2)%

Net cash provided by operating activities margin[f]	28%	33%	(15)%	29%	(3)%

Free cash flow[b]	32	136	(76)%	88	(64)%

Net earnings per share (basic and diluted)	0.17	0.27	(37)%	0.07	143%

Adjusted net earnings (basic)[b] per share	0.19	0.27	(30)%	0.14	36%

Weighted average diluted common shares (millions of shares)	1,756	1,756	0%	1,755	0%

Operating Results

Gold production (thousands of ounces)[g]	940	1,054	(11)%	952	(1)%

Gold sold (thousands of ounces)[g]	910	1,042	(13)%	954	(5)%

Market gold price ($/oz)	2,070	1,971	5%	1,890	10%

Realized gold price[b,g] ($/oz)	2,075	1,986	4%	1,902	9%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,425	1,359	5%	1,378	3%

Gold total cash costs[b,g] ($/oz)	1,051	982	7%	986	7%

Gold all-in sustaining costs[b,g] ($/oz)	1,474	1,364	8%	1,370	8%

Copper production (thousands of tonnes)[g,i]	40	51	(22)%	40	0%

Copper sold (thousands of tonnes)[g,i]	39	53	(26)%	40	(3)%

Market copper price ($/lb)	3.83	3.70	4%	4.05	(5)%

Realized copper price[b,g] ($/lb)	3.86	3.78	2%	4.20	(8)%

Copper cost of sales (Barrick’s share)[g,j] ($/lb)	3.20	2.92	10%	3.22	(1)%

Copper C1 cash costs[b,g] ($/lb)	2.40	2.17	11%	2.71	(11)%

Copper all-in sustaining costs[b,g] ($/lb)	3.59	3.12	15%	3.40	6%

	As at 3/31/24	As at 12/31/23	% Change	As at 3/31/23	% Change

Financial Position ($ millions)

Debt (current and long-term)	4,725	4,726	0%	4,777	(1)%

Cash and equivalents	3,942	4,148	(5)%	4,377	(10)%

Debt, net of cash	783	578	35%	400	96%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.

Total consolidated capital expenditures also includes capitalized interest of $13 million for the three month period ended March 31, 2024 (December 31, 2023: $14 million and March 31, 2023: $8 million).

f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

j.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2024	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)

952
1,009
1,039
1,054
940
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

COPPER PRODUCTION[a,b] (thousands of tonnes)

40
49
51
51
40
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

GOLD COST OF SALES[c]**, TOTAL CASH COSTS**[d]**, AND ALL-IN SUSTAINING COSTS**[d] ($ per ounce)

1,378 1,370
986
1,323 1,355
963
1,277 1,255
912
1,359 1,364
982
1,425 1,474
1,051
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Cost of sales
Total cash costs
AISC

COPPER COST OF SALES[c]**, C1 CASH COSTS**[d]**, AND ALL-IN SUSTAINING COSTS**[d] ($ per pound)

3.22 3.40
2.71
2.84 3.13
2.28
2.68 3.23
2.05
2.92 3.12
2.17
3.20 3.59
2.40
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Cost of sales
C1 cash costs
AISC

NET EARNINGS, ATTRIBUTABLE EBITDA[d] **AND ATTRIBUTABLE EBITDA MARGIN**[d]

39%
42%
45%
42%
41%
120 851
305 988
368 1,071
479 1,068
295 907
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Net earnings ($ millions)
Attributable EBITDA ($ millions)
Attributable EBITDA Margin (%)

CAPITAL EXPENDITURES[d,e]

($ millions)

688
226
454
526
179
347
769
238
524
588
185
403
768
227
529
589
181
407
861
278
569
660
224
433
728
165
550
572
135
425
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Consolidated minesite sustaining
Attributable minesite sustaining
Consolidated project
Attributable project

OPERATING CASH FLOW AND FREE CASH FLOW[d]

$1,890
$1,976
$1,928
$1,971
$2,070
776 88
832 63
1,127 359
997 136
760 32
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

DIVIDENDS[f] (cents per share)

10
10
10
10
10
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

a.	On an attributable basis.
b.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

c.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). Refer to endnote 2 for further details.

d.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
e.	Capital expenditures also includes capitalized interest.
f.	Dividend per share declared in respect of the stated period, inclusive of the performance dividend.

BARRICK FIRST QUARTER 2024	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Factors affecting net earnings and adjusted net earnings[1] - three months ended March 31, 2024 versus December 31, 2023

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended March 31, 2024 were $295 million compared to $479 million in the prior quarter. This decrease was impacted by the following items, all of which occurred in the prior quarter:

∎  a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023; partially offset by;

∎  a long-lived asset impairment of $143 million (net of tax and non-controlling interests) at Long Canyon; and

∎  significant tax adjustments of $120 million related to deferred tax recoveries as a result of net impairment charges; foreign currency translation gains and losses on tax balances; the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings[1] of $333 million for the three months ended March 31, 2024 was $133 million lower than the prior quarter. The decrease was primarily due to lower gold sales volumes, mainly as Nevada Gold Mines carried out planned maintenance at the Sage autoclave at Turquoise Ridge, mined lower grade ores at Carlin and processed fewer open pit tonnes at Cortez with more waste mined during the quarter. Similarly, Kibali and North Mara processed lower grades, as per their mine plans. These impacts were partially offset by higher grades processed at Loulo-Gounkoto. This was combined with lower copper sales volumes driven by lower grades mined at Lumwana as per the mine plan, and higher gold cost of sales per ounce[2] mainly due to the impact of the lower sales volumes. Adjusted net earnings[1] were favorably impacted by higher realized gold and copper prices[1]. The realized gold and copper prices[1] were $2,075 per ounce and $3.86 per pound, respectively, in the three months ended March 31, 2024, compared to $1,986 per ounce and $3.78 per pound, respectively, in the prior quarter.

Factors affecting net earnings and adjusted net earnings[1] - three months ended March 31, 2024 versus March 31, 2023

Net earnings for the first quarter of 2024 were $295 million compared to $120 million in the same prior year period. This increase was mainly due to a higher realized gold price[1], partially offset by lower gold sales volumes, higher gold cost of sales[2], and a lower realized copper price[1]. The increase in net earnings was further impacted by the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership, occurring in the same prior year period.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings[1] of $333 million in the first quarter of 2024 were $86 million higher than the same prior year period. This increase was mainly due to a higher realized gold price[1], partially offset by lower gold sales volumes, higher gold cost of sales[2] and a lower realized copper price[1], as described above. The realized gold and copper prices[1] were $2,075 per ounce and $3.86 per pound, respectively, in the three months ended

March 31, 2024 compared to $1,902 per ounce and $4.20 per pound, respectively, in the same prior year period. The decrease in gold sales volume was primarily due to lower throughput, grades processed and recovery at North Mara, less ore mined at the Crossroads open pit driven by the transition to Phase 6 at Cortez, and planned maintenance at the Sage autoclave at Turquoise Ridge. This was partially offset by higher production at Carlin, due to the conversion of the Goldstrike autoclave to a conventional CIL process and the planned maintenance shutdown that both occurred in the same prior year period. The increase in gold cost of sales per ounce[2] was mainly due to lower grades processed and higher operating costs at North Mara, combined with lower recoveries and higher consumables and maintenance costs at Pueblo Viejo as we work on fine tuning the chemistry in the expanded processing plant.

The significant adjusting items in the three months ended March 31, 2024 include:

∎  $29 million in significant tax adjustments.

Refer to page 54 for a full list of reconciling items between net earnings and adjusted net earnings[1] for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow[1] - three months ended March 31, 2024 versus December 31, 2023

In the three months ended March 31, 2024, we generated $760 million in operating cash flow, compared to $997 million in the prior quarter. The decrease of $237 million was primarily due to a lower gold and copper sales volumes, higher total cash costs/C1 cash costs per ounce/ pound[1], partially offset by higher realized gold and copper prices[1]. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in accounts payable and other current assets (mainly VAT receivables), partially offset by a favorable movement in accounts receivable. This was partially offset by a decrease in interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in Q2 and Q4.

For the three months ended March 31, 2024, we recorded free cash flow[1] of $32 million, compared to $136 million in the prior quarter, mainly reflecting lower operating cash flows as explained above, partially offset by lower capital expenditures. In the first quarter of 2024, capital expenditures on a cash basis were $728 million compared to $861 million in the prior quarter, due to a decrease in both project capital expenditures[1] and minesite sustaining capital expenditures[1]. The decrease in project capital expenditures[1] was mainly as commissioning of the solar substation and half of the array for the NGM TS Solar Project was completed in the prior quarter. This was combined with the Loulo-Gounkoto solar project being commissioned during the current quarter, and construction progress of the underground paste plant at North Mara. Minesite sustaining capital expenditures[1] decreased primarily driven by a reduction in the number of new haul trucks commissioned at Cortez.

Factors affecting Operating Cash Flow and Free Cash Flow[1] - three months ended March 31, 2024 versus March 31, 2023

In the first quarter of 2024, we generated $760 million in operating cash flow, compared to $776 million in the same prior year period. The decrease of $16 million was primarily

 Numerical annotations throughout the text of this document refer to the endnotes found starting on page 68.

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due to an unfavorable movement in working capital, mainly in other current assets (mainly VAT receivables) and accounts payable, partially offset by a favorable movement in inventory and accounts receivable. Operating cash flow was further impacted by a higher realized gold price[1], partially offset by lower gold sales volumes and higher total cash costs per pound[1].

In the first quarter of 2024, we generated free cash flow[1] of $32 million compared to $88 million in the same prior year period. The decrease primarily reflects higher capital expenditures and to a lesser extent lower operating cash flows as explained above. In the first quarter of 2024, capital expenditures on a cash basis were $728 million compared to $688 million in the first quarter of 2023. The increase in capital expenditures of $40 million was due to an increase in minesite sustaining capital expenditures[1], partially offset by a decrease in project capital expenditures[1]. Minesite sustaining capital expenditures[1] increased compared to the same prior year period, mainly due to higher capitalized waste stripping at Lumwana and Carlin, combined with increased underground development and the purchase of Komatsu 930-E haul trucks at Carlin. The decrease in project capital expenditures[1] is primarily due to lower expenditures at Loulo-Gounkoto due to the commissioning of the solar plant project during the current quarter, at Pueblo Viejo as the plant expansion project was substantially completed in the prior year, and at Lumwana resulting from the investment in the owner stripping fleet occurring in the prior year.

Sustainability

Sustainability, including our license to operate, is entrenched in our DNA: our sustainability strategy is our business plan.

Barrick’s vision for sustainability is underpinned by the knowledge that sustainability aspects are interconnected and must be tackled in conjunction with, and reference to, each other. We call this approach Holistic and Integrated Sustainability Management. We must tackle all sustainability aspects holistically and concurrently to make meaningful progress in any single aspect. Although we integrate our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.

We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance

The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the E&S Committee, which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.

The President and Chief Executive Officer reviews the reports of the E&S Committee at every quarterly meeting of the Board’s ESG & Nominating Committee. The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, community relations and development, and human rights programs.

This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.

Incentive payments for senior leaders under Barrick’s Partnership Plan are tied to Sustainability performance. This comprises 10% weighting under the annual incentive program based on our annual safety and environment performance, and a 20% weighting under our Long-Term Company Scorecard linked to the assessment of our industry-first Sustainability Scorecard. As we strive for ongoing strong performance, the Sustainability Scorecard targets and metrics are updated annually. The results of the 2023 Sustainability Scorecard were published in the Annual Report in March 2024, and 2024 targets will be included in the 2023 Sustainability Report, to be published in May 2024. The E&S Committee tracks our progress against all metrics.

Human rights

Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the United Nations Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.

We continue to assess and manage security and human rights risks at all our operations and provide security and human rights training to private and public security forces across our sites. During 2023, independent human rights assessments were undertaken at the following sites: North Mara and Bulyanhulu in Tanzania; Jabal Sayid in Saudi Arabia; Loulo-Gounkoto in Mali; and Kibali in the DRC, and in the first quarter of 2024 at Reko Diq in Pakistan. In 2024, Barrick will carry out independent assessments and training at Tongon in Côte d’Ivoire, Pueblo Viejo in Dominican Republic, Lumwana in Zambia,

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and Porgera in Papua New Guinea, contingent upon the security situation in the country.

Safety

We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Everyone to go home safe and healthy every day.”

Our Management-Level Safety Committee continues to drive the implementation of the “Journey to Zero” initiative. The current priority is the roll out and training of the revised and standardized Fatal Risks and associated operating standards.

We report our safety performance quarterly as part of both our E&S Committee meetings and our reports to the ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.

As disclosed as part of the Q4 2023 MD&A, regrettably, two fatal incidents occurred in early 2024 at North Mara and Kibali.

As part of our Journey to Zero, we have identified four key elements in developing a culture that fosters a strong and effective focus on safety: (1) Leadership and Culture, (2) Zero Fatalities, (3) Risk Management, and (4) Prevention of Injuries.

In terms of key performance indicators, for the first quarter of 2024, our LTIFR[3] was 0.23, a 64% increase quarter on quarter, however a 4% decrease against the same period in 2023. Our TRIFR[3] was 1.27, an 84% increase quarter on quarter, however a 22% decrease against the same period in 2023.

Social

We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development

Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the United Nations SDGs, not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but more importantly because of its ability to drive socio-economic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:

The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, government, and organizations, and this approach is epitomized through our CDCs with development initiatives and investments.

Sharing the benefits: We hire and buy local wherever possible as this injects money into and keeps it in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act. Our annual Tax Contribution Report sets out, in detail, our economic contributions to host governments with our 2023 report to be published in early May 2024.

Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.

Our community development spend during the first quarter was $10 million.

Environment

We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste as well as working to protect biodiversity, we can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate, and protect biodiversity are key areas of focus.

We maintained our strong track record of stewardship and did not record any Class 1[4] environmental incidents in the first quarter.

Climate Change

The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.

Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our GHG emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.

We are acutely aware of the impacts that climate change and extreme weather events have on our host communities and countries, particularly developing nations which are often the most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience

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in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the TCFD.

Identify, understand and mitigate the risks associated with climate change

We identify and manage risks, build resilience to a changing climate and extreme weather events, as well as position ourselves for new opportunities. These factors continue to be incorporated into our formal risk assessment process. We have identified several risks and opportunities for our business including: physical impacts of extreme weather events; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.

The risk assessment process includes scenario analysis, which is being rolled out to all sites with an initial focus on our Tier One Gold Assets[5], to assess site-specific climate related risks and opportunities. The key findings and a summary of this asset-level physical and transitional risk assessment at Loulo-Gounkoto and Kibali were disclosed as part of our CDP (formerly known as the Carbon Disclosure Project) Climate Change and Water Security questionnaires, submitted to CDP in July 2023.

In addition, climate scenario analysis and risk assessments were completed in 2023 for Carlin (physical risks) and NGM (transitional risks). These disclosures will be included in the 2023 Sustainability Report to be published in May 2024.

Measure and reduce the Group’s impact on climate change

Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.

We have climate champions at each site who are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socio-economic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. The detailed roadmap was first published in our 2021 Sustainability Report and includes committed capital projects and projects under investigation that rely on technological advances, with a progress summary contained in the 2022 Sustainability Report.

We continue to progress our extensive work across our value chain in understanding our Scope 3 (indirect emissions associated with the value chain) emissions and implementing our engagement roadmap to enable our key suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper.

In November 2023, Barrick announced its Scope 3 emissions targets which it developed to promote awareness and action in its value chain and empower those actors to set their own net zero commitments, with short- and medium-term targets. These targets are both quantitative and qualitative and are focused on high emission areas in our value chain and are available on the Barrick website.

Improve our disclosure on climate change

Our disclosure on climate change, including in our Sustainability Report and on our website, is developed in line with the TCFD recommendations. Barrick continues to monitor the various regulatory climate disclosure standards being developed around the world, including the ISSB’s S2 Climate-related Disclosures standard. In addition, we complete the annual CDP Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.

Emissions

Barrick’s interim GHG emissions reduction target is for a minimum 30% reduction by 2030 against our 2018 baseline, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e.

Our GHG emissions reduction target is grounded in science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.

Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened. We plan to supplement our corporate emissions reduction targets with context-based site-specific emissions reduction targets.

During the first quarter of 2024, the Group’s total Scope 1 and 2 (location-based) GHG emissions were 1,789 kt CO2-e.

Water

Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy and standalone Water Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.

Understanding the water stress in the regions in which we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the ICMM Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.

We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.

We set an annual water recycling and reuse target of 80%. Our water recycling and reuse rate for the first quarter of 2024 was approximately 84%.

Tailings

We are committed to having our TSFs meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.

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We disclosed our conformance to the GISTM for all Extreme and Very High consequence facilities on the Barrick website on August 4, 2023, within the committed disclosure timeframe. All of our sites that are classified as Very High or Extreme consequence are in conformance with the GISTM. We continue to progress with our conformance for lower consequence facilities in accordance with the GISTM. Disclosures for lower consequence facilities will be completed by August 2025, also in accordance with the GISTM.

Biodiversity

Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.

We continue to work to implement our BAPs. The BAPs outline our strategy to achieve no-net loss for all key biodiversity features and their associated management plans.

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Full Year 2024 Outlook

We expect our 2024 gold production to be in the range of 3.9 to 4.3 million ounces. We expect stronger year-over-year performances from Pueblo Viejo and to a lesser extent Turquoise Ridge, together with stable delivery across the remaining Tier One Gold Assets1 with the exception of Cortez. Production at Cortez is expected to be lower in 2024 relative to 2023 due to lower oxide grades and tonnes at Crossroads partially offset by a higher contribution from Goldrush.

Across the four quarters of 2024, the Company’s gold production is expected to steadily increase throughout the year as the Pueblo Viejo plant expansion ramps up from Q2 and the Porgera mine restart continues in line with our plans. We therefore remain on track to achieve our full year gold production guidance.

Our 2024 gold cost guidance remains unchanged, including cost of sales of $1,320 to $1,420 per ounce2, total cash costs of $940 to $1,020 per ounce1 and all-in sustaining costs of $1,320 to $1,420 per ounce1. As the production increases with each quarter, we expect a corresponding reduction in our per ounce cost metrics based on the benefit of diluting the fixed costs over more ounces. These ranges were based on a gold price assumption of $1,900 per ounce and a WTI oil price assumption of $80 per barrel. We have previously disclosed a sensitivity of approximately $5 per ounce on our 2024 gold cost guidance metrics for every $100 per ounce change in the gold price. On the basis of this sensitivity, if the gold price were to average $2,100 per ounce for the 2024 year, all these cost guidance ranges would increase by $10 per ounce. Aside from this impact, we are on track to achieve our 2024 gold cost guidance metrics.

We expect 2024 copper production to be in the range of 180 to 210 thousand tonnes. Production in the second half of 2024 is expected to be materially stronger than the first half, mainly due to steadily increasing throughput at Lumwana as the new owner mining fleet is anticipated to be fully ramped up by the end of the second quarter of 2024. Likewise, our copper cost guidance metrics for 2024 remain unchanged, which are based on a copper price assumption of $3.50 per pound.

Further detail on our 2024 company guidance is provided below, inclusive of the key assumptions that were used as the basis for this guidance as released on February 14, 2024 and as qualified by the risks and uncertainties discussed above.

Company Guidance	2024
($ millions, except per ounce/pound data)	Estimate

Gold production (millions of ounces)	3.90 - 4.30

Gold cost metrics

Cost of sales - gold ($/oz)	1,320 - 1,420

Total cash costs ($/oz)[a]	940 - 1,020

Depreciation ($/oz)	340 - 370

All-in sustaining costs ($/oz)[a]	1,320 - 1,420

Copper production (thousands of tonnes)[b]	180 - 210

Copper cost metrics

Cost of sales - copper ($/lb)	2.65 - 2.95

C1 cash costs ($/lb)[a]	2.00 - 2.30

Depreciation ($/lb)	0.90 - 1.00

All-in sustaining costs ($/lb)[a]	3.10 - 3.40

Exploration and project expenses	400 - 440

Exploration and evaluation	180 - 200

Project expenses	220 - 240

General and administrative expenses	~180

Corporate administration	~130

Share-based compensation[c]	~50

Other expense	70 - 90

Finance costs, net	260 - 300

Attributable capital expenditures:

Attributable minesite sustaining[a]	1,550 - 1,750

Attributable project[a]	950 - 1,150

Total attributable capital expenditures	2,500 - 2,900

Effective income tax rate[d]	26% - 30%

Key assumptions (used for guidance)

Gold Price ($/oz)	1,900

Copper Price ($/lb)	3.50

Oil Price (WTI) ($/barrel)	80

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	800

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	900

EUR Exchange Rate (EUR:USD)	1.10

a.   Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.

b.   Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

c.   Based on a one-month trailing average ending December 31, 2023 of US$17.61 per share.

d.   Based on key assumptions included in this table.

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Operating Division Guidance

Our 2024 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2024 forecast attributable production (000s ozs)	2024 forecast cost of sales[a] ($/oz)	2024 forecast total cash costs[b] ($/oz)	2024 forecast all-in sustaining costs[b] ($/oz)

Gold

Carlin (61.5%)	800 - 880	1,270 - 1,370	1,030 - 1,110	1,430 - 1,530

Cortez (61.5%)[c]	380 - 420	1,460 - 1,560	1,040 - 1,120	1,390 - 1,490

Turquoise Ridge (61.5%)	330 - 360	1,230 - 1,330	850 - 930	1,090 - 1,190

Phoenix (61.5%)	120 - 140	1,640 - 1,740	810 - 890	1,100 - 1,200

Nevada Gold Mines (61.5%)	1,650 - 1,800	1,340 - 1,440	980 - 1,060	1,350 - 1,450

Hemlo	140 - 160	1,470 - 1,570	1,210 - 1,290	1,600 - 1,700

North America	1,750 - 1,950	1,350 - 1,450	1,000 - 1,080	1,370 - 1,470

Pueblo Viejo (60%)	420 - 490	1,340 - 1,440	830 - 910	1,100 - 1,200

Veladero (50%)	210 - 240	1,340 - 1,440	1,010 - 1,090	1,490 - 1,590

Porgera (24.5%)[d]	50 - 70	1,670 - 1,770	1,220 - 1,300	1,900 - 2,000

Latin America & Asia Pacific	700 - 800	1,370 - 1,470	920 - 1,000	1,290 - 1,390

Loulo-Gounkoto (80%)	510 - 560	1,190 - 1,290	780 - 860	1,150 - 1,250

Kibali (45%)	320 - 360	1,140 - 1,240	740 - 820	950 - 1,050

North Mara (84%)	230 - 260	1,250 - 1,350	970 - 1,050	1,270 - 1,370

Bulyanhulu (84%)	160 - 190	1,370 - 1,470	990 - 1,070	1,380 - 1,480

Tongon (89.7%)	160 - 190	1,520 - 1,620	1,200 - 1,280	1,440 - 1,540

Africa & Middle East	1,400 - 1,550	1,250 - 1,350	880 - 960	1,180 - 1,280

Total Attributable to Barrick[e,f,g]	3,900 - 4,300	1,320 - 1,420	940 - 1,020	1,320 - 1,420

	2024 forecast attributable production (000s tonnes)[h]	2024 forecast cost of sales[a] ($/lb)	2024 forecast C1 cash costs[b] ($/lb)	2024 forecast all-in sustaining costs[b] ($/lb)

Copper

Lumwana	120 - 140	2.50 - 2.80	1.85 - 2.15	3.30 - 3.60

Zaldívar (50%)	35 - 40	3.70 - 4.00	2.80 - 3.10	3.40 - 3.70

Jabal Sayid (50%)	25 - 30	1.75 - 2.05	1.40 - 1.70	1.70 - 2.00

Total Copper[g]	180 - 210	2.65 - 2.95	2.00 - 2.30	3.10 - 3.40

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Includes Goldrush.
d.

Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023. On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. As a result, Porgera is included in our 2024 guidance at 24.5%.

e.	Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
f.	Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total.
g.	Includes corporate administration costs.
h.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

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Production and Cost Summary - Gold

	For the three months ended
	3/31/24	12/31/23	% Change	3/31/23	% Change

Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz)	420	513	(18)%	416	1%

Cost of sales ($/oz)	1,431	1,331	8%	1,461	(2)%

Total cash costs ($/oz)[b]	1,081	968	12%	1,074	1%

All-in sustaining costs ($/oz)[b]	1,536	1,366	12%	1,436	7%

Carlin (61.5%)

Gold produced (000s oz)	205	224	(8)%	166	23%

Cost of sales ($/oz)	1,371	1,219	12%	1,449	(5)%

Total cash costs ($/oz)[b]	1,127	1,006	12%	1,215	(7)%

All-in sustaining costs ($/oz)[b]	1,687	1,506	12%	1,689	0%

Cortez (61.5%)[c]

Gold produced (000s oz)	119	162	(27)%	140	(15)%

Cost of sales ($/oz)	1,329	1,353	(2)%	1,324	0%

Total cash costs ($/oz)[b]	946	909	4%	913	4%

All-in sustaining costs ($/oz)[b]	1,341	1,309	2%	1,233	9%

Turquoise Ridge (61.5%)

Gold produced (000s oz)	62	84	(26)%	81	(23)%

Cost of sales ($/oz)	1,733	1,419	22%	1,412	23%

Total cash costs ($/oz)[b]	1,359	1,046	30%	1,034	31%

All-in sustaining costs ($/oz)[b]	1,655	1,257	32%	1,271	30%

Phoenix (61.5%)

Gold produced (000s oz)	34	41	(17)%	27	26%

Cost of sales ($/oz)	1,595	1,576	1%	2,380	(33)%

Total cash costs ($/oz)[b]	767	787	(3)%	1,198	(36)%

All-in sustaining costs ($/oz)[b]	944	981	(4)%	1,365	(31)%

Long Canyon (61.5%)[d]

Gold produced (000s oz)	—	2	(100)%	2	(100)%

Cost of sales ($/oz)	—	2,193	(100)%	1,621	(100)%

Total cash costs ($/oz)[b]	—	990	(100)%	579	(100)%

All-in sustaining costs ($/oz)[b]	—	1,074	(100)%	629	(100)%

Pueblo Viejo (60%)

Gold produced (000s oz)	81	90	(10)%	89	(9)%

Cost of sales ($/oz)	1,527	1,588	(4)%	1,241	23%

Total cash costs ($/oz)[b]	1,013	1,070	(5)%	714	42%

All-in sustaining costs ($/oz)[b]	1,334	1,428	(7)%	1,073	24%

Loulo-Gounkoto (80%)

Gold produced (000s oz)	141	127	11%	137	3%

Cost of sales ($/oz)	1,177	1,296	(9)%	1,275	(8)%

Total cash costs ($/oz)[b]	794	924	(14)%	855	(7)%

All-in sustaining costs ($/oz)[b]	1,092	1,168	(7)%	1,190	(8)%

Kibali (45%)

Gold produced (000s oz)	76	93	(18)%	64	19%

Cost of sales ($/oz)	1,200	1,141	5%	1,367	(12)%

Total cash costs ($/oz)[b]	802	737	9%	987	(19)%

All-in sustaining costs ($/oz)[b]	1,048	819	28%	1,177	(11)%

Veladero (50%)

Gold produced (000s oz)	57	55	4%	43	33%

Cost of sales ($/oz)	1,322	1,378	(4)%	1,587	(17)%

Total cash costs ($/oz)[b]	961	1,021	(6)%	1,035	(7)%

All-in sustaining costs ($/oz)[b]	1,664	1,403	19%	1,761	(6)%

Porgera (24.5%)[e]

Gold produced (000s oz)	4	—	— %	—	— %

Cost of sales ($/oz)	—	—	— %	—	— %

Total cash costs ($/oz)[b]	—	—	— %	—	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	—	— %

BARRICK FIRST QUARTER 2024	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Gold (continued)

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change

Tongon (89.7%)

Gold produced (000s oz)	36	42	(14)%	50	(28)%

Cost of sales ($/oz)	1,887	1,489	27%	1,453	30%

Total cash costs ($/oz)[b]	1,630	1,184	38%	1,182	38%

All-in sustaining costs ($/oz)[b]	1,773	1,586	12%	1,284	38%

Hemlo

Gold produced (000s oz)	37	34	9%	41	(10)%

Cost of sales ($/oz)	1,715	1,618	6%	1,486	15%

Total cash costs ($/oz)[b]	1,476	1,407	5%	1,291	14%

All-in sustaining costs ($/oz)[b]	1,754	1,671	5%	1,609	9%

North Mara (84%)

Gold produced (000s oz)	46	59	(22)%	68	(32)%

Cost of sales ($/oz)	1,678	1,420	18%	987	70%

Total cash costs ($/oz)[b]	1,339	1,103	21%	759	76%

All-in sustaining costs ($/oz)[b]	1,753	1,449	21%	1,137	54%

Bulyanhulu (84%)

Gold produced (000s oz)	42	41	2%	44	(5)%

Cost of sales ($/oz)	1,479	1,413	5%	1,358	9%

Total cash costs ($/oz)[b]	1,044	1,002	4%	982	6%

All-in sustaining costs ($/oz)[b]	1,485	1,376	8%	1,332	11%

Total Attributable to Barrick[f]

Gold produced (000s oz)	940	1,054	(11)%	952	(1)%

Cost of sales ($/oz)[g]	1,425	1,359	5%	1,378	3%

Total cash costs ($/oz)[b]	1,051	982	7%	986	7%

All-in sustaining costs ($/oz)[b]	1,474	1,364	8%	1,370	8%

a.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Includes Goldrush.
d.

Starting in the first quarter of 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.

e.

As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from the third quarter of 2020 to the fourth quarter of 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. In the first quarter of 2024, Porgera had gold production but did not have any gold sales.

f.

Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2024	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Production and Cost Summary - Copper

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change

Lumwana

Copper production (thousands of tonnes)[a]	22	33	(33)%	22	0%

Cost of sales ($/lb)	3.41	2.95	16%	3.56	(4)%

C1 cash costs ($/lb)[b]	2.52	2.14	18%	3.09	(18)%

All-in sustaining costs ($/lb)[b]	4.33	3.38	28%	3.98	9%

Zaldívar (50%)

Copper production (thousands of tonnes)[a]	9	10	(10)%	10	(10)%

Cost of sales ($/lb)	3.97	3.85	3%	3.73	6%

C1 cash costs ($/lb)[b]	2.95	2.93	1%	2.86	3%

All-in sustaining costs ($/lb)[b]	3.27	3.51	(7)%	3.22	2%

Jabal Sayid (50%)

Copper production (thousands of tonnes)[a]	9	8	13%	8	13%

Cost of sales ($/lb)	1.61	1.59	1%	1.53	5%

C1 cash costs ($/lb)[b]	1.35	1.32	2%	1.39	(3)%

All-in sustaining costs ($/lb)[b]	1.55	1.50	3%	1.61	(4)%

Total Copper

Copper production (thousands of tonnes)[a]	40	51	(22)%	40	0%

Cost of sales ($/lb)[c]	3.20	2.92	10%	3.22	(1)%

C1 cash costs ($/lb)[b]	2.40	2.17	11%	2.71	(11)%

All-in sustaining costs ($/lb)[b]	3.59	3.12	15%	3.40	6%

a.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Operating Performance

Our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other

Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK FIRST QUARTER 2024	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Nevada Gold Mines (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

		For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change

Total tonnes mined (000s)	39,682	42,801	(7)%	36,501	9%

Open pit ore	5,196	7,430	(30)%	5,682	(9)%

Open pit waste	33,008	33,839	(2)%	29,572	12%

Underground	1,478	1,532	(4)%	1,247	19%

Average grade (grams/tonne)

Open pit mined	0.93	0.98	(5)%	1.16	(20)%

Underground mined	8.28	9.24	(10)%	8.57	(3)%

Processed	2.51	2.08	21%	2.37	6%

Ore tonnes processed (000s)	6,779	9,155	(26)%	7,367	(8)%

Oxide mill	2,113	2,215	(5)%	2,725	(22)%

Roaster	1,394	1,425	(2)%	1,005	39%

Autoclave	1,067	1,153	(7)%	716	49%

Heap leach	2,205	4,362	(49)%	2,921	(25)%

Recovery rate[b]	82%	83%	(1)%	82%	0%

Oxide Mill[b]	79%	82%	(4)%	76%	4%

Roaster	85%	85%	0%	85%	0%

Autoclave	81%	81%	0%	81%	0%

Gold produced (000s oz)	420	513	(18)%	416	1%

Oxide mill	85	126	(33)%	103	(17)%

Roaster	208	234	(11)%	182	14%

Autoclave	88	108	(19)%	82	7%

Heap leach	39	45	(13)%	49	(20)%

Gold sold (000s oz)	424	511	(17)%	411	3%

Revenue ($ millions)	917	1,047	(12)%	807	14%

Cost of sales ($ millions)	612	684	(11)%	606	1%

Income ($ millions)	296	355	(17)%	189	57%

EBITDA ($ millions)[c]	428	522	(18)%	329	30%

EBITDA margin[d]	47%	50%	(6)%	41%	15%

Capital expenditures ($ millions)[e,f]	220	274	(20)%	169	30%

Minesite sustaining[c,e]	184	193	(5)%	137	34%

Project[c,e]	34	77	(56)%	32	6%

Cost of sales ($/oz)	1,431	1,331	8%	1,461	(2)%

Total cash costs ($/oz)[c]	1,081	968	12%	1,074	1%

All-in sustaining costs ($/oz)[c]	1,536	1,366	12%	1,436	7%

All-in costs ($/oz)[c]	1,621	1,518	7%	1,514	7%

a.

Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
d.	Represents EBITDA divided by revenue.
e.	These amounts are presented on a cash basis.
f.	Includes capitalized interest.

NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix and non-mine site related activity such as the TS Solar Project. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite’s results.

BARRICK FIRST QUARTER 2024	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Carlin (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change

Total tonnes mined (000s)	14,028	18,338	(24)%	14,357	(2)%

Open pit ore	590	739	(20)%	1,087	(46)%

Open pit waste	12,592	16,721	(25)%	12,554	0%

Underground	846	878	(4)%	716	18%

Average grade (grams/tonne)

Open pit mined	1.94	2.05	(5)%	2.47	(21)%

Underground mined	7.51	8.32	(10)%	7.73	(3)%

Processed	4.03	4.60	(12)%	4.12	(2)%

Ore tonnes processed (000s)	1,869	1,840	2%	1,637	14%

Oxide mill	0	0	0%	377	(100)%

Roasters	1,220	1,232	(1)%	852	43%

Autoclave	649	564	15%	88	638%

Heap leach	0	44	(100)%	320	(100) %

Recovery rate[a]	81%	81%	0%	84%	(4)%

Roasters	83%	84%	(1)%	85%	(2)%

Autoclave	72%	67%	7%	72%	0%

Gold produced (000s oz)	205	224	(8)%	166	23%

Oxide mill	0	0	0%	4	(100)%

Roasters	169	187	(10)%	151	12%

Autoclave	30	29	3%	5	500%

Heap leach	6	8	(25)%	6	0%

Gold sold (000s oz)	207	220	(6)%	164	26%

Revenue ($ millions)	438	443	(1)%	314	39%

Cost of sales ($ millions)	288	272	6%	242	19%

Income ($ millions)	147	168	(13)%	66	123%

EBITDA ($ millions)[b]	198	215	(8)%	105	89%

EBITDA margin[c]	45%	49%	(8)%	33%	36%

Capital expenditures ($ millions)[d]	120	110	9%	72	67%

Minesite sustaining[b,d]	113	108	5%	72	57%

Project[b,d]	7	2	250%	0	100%

Cost of sales ($/oz)	1,371	1,219	12%	1,449	(5)%

Total cash costs ($/oz)[b]	1,127	1,006	12%	1,215	(7)%

All-in sustaining costs ($/oz)[b]	1,687	1,506	12%	1,689	0%

All-in costs ($/oz)[b]	1,722	1,513	14%	1,689	2%

a.	Excludes the Gold Quarry (Mill 5) concentrator.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment
For the three months ended

	3/31/24	12/31/23

LTI	3	0

LTIFR[3]	1.30	0.00

TRIFR[3]	5.18	2.09

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2024 compared to Q4 2023

Carlin’s income for the first quarter of 2024 was 13% lower than the prior quarter primarily due to a higher cost of sales per ounce2 and lower sales volumes, partially offset by a higher realized gold price1.

Gold production in the first quarter of 2024 was 8% lower compared to the prior quarter primarily due to lower average grades processed at the roasters. This was mainly driven by a change in mix with more open pit ore tonnes and less underground tonnes processed compared to the prior quarter both driven by mine sequencing. This was partially offset by higher production at the Goldstrike autoclave on the back of improved flexibility which resulted in increased throughput. Notwithstanding the lower first

BARRICK FIRST QUARTER 2024	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

quarter production, Carlin delivered on plan and is on track to deliver on its planned 2024 production.

Total tonnes mined were 24% lower compared to the prior quarter, primarily driven by open pit sequencing per the mine plan, combined with geotechnical constraints at the Gold Quarry open pit. Open pit waste tonnes mined decreased at both the Gold Quarry pit and the next phase of South Arturo. Open pit ore tonnes and grade mined were 20% and 5% lower, respectively, compared to the prior quarter, driven by a decrease in ore tonnes and grades at both Gold Quarry and South Arturo. At Gold Quarry, mining was slower than planned due to geotechnical constraints and working through historic underground workings. This was combined with lower tonnes mined at the Goldstar open pit as mining of phase 4 was substantially completed early in the third quarter of 2023, with only small ramp retreats occurring in the current quarter. Underground tonnes mined were 4% lower than the prior quarter, due to mine sequencing, while the average grade mined was slightly lower than the prior quarter.

Cost of sales per ounce[2] and total cash costs per ounce[1] in the first quarter of 2024 were both 12% higher than the prior quarter, which reflected the 12% lower average grade processed. Given that cost per tonne processed was consistent with the prior quarter, this is unrelated to inflationary impacts. In the first quarter of 2024, all-in sustaining costs per ounce[1] were 12% higher than the prior quarter, owing to higher total cash costs per ounce[1], combined with higher minesite sustaining capital expenditures[1].

Capital expenditures in the first quarter of 2024 increased by 9% compared to prior quarter, primarily due to the purchase of Komatsu 930-E haul trucks. Project capital increased from the prior quarter as the Ren project moves forward with dewatering and detailed engineering.

Q1 2024 compared to Q1 2023

Carlin’s income for the three month period ended March 31, 2024 was 123% higher than the same prior year period due to higher sales volumes, a higher realized gold price[1] and a lower cost of sales per ounce[2].

Gold production for the three month period ended March 31, 2024 was 23% higher compared to the same prior period, primarily due to the autoclave RIL to CIL conversion that took place in the first quarter of 2023, combined with the planned maintenance shutdown that occurred in the same prior year period.

Total tonnes mined were 2% lower than the same prior year period, with lower tonnes mined at Goldstar as mining of phase 4 was substantially completed at the beginning of the third quarter of 2023. This was partially offset by waste stripping ramping up at the next phase of South Arturo, whereas there was no mining at South Arturo in the same prior year period. Average open pit mined grade decreased by 21% compared to the same prior year period, primarily due to mine sequencing and geotechnical constraints and working through historic underground workings at the Gold Quarry open pit. Underground tonnes mined were 18% higher while underground grade mined was slightly lower than the same prior year period, driven by a change in the mix of ore sources across the different underground operations, as per the mine plan.

Cost of sales per ounce[2] and total cash costs per ounce[1] for the three month period ended March 31, 2024 were 5% and 7% lower, respectively, than the same prior year period, primarily due to the higher maintenance activity in the same prior year period which also impacted volumes. For the three month period ended March 31, 2024, all-in sustaining costs per ounce[1] was in line with the same prior year period, mainly as lower total cash costs per ounce[1] were offset with higher minesite sustaining capital expenditures[1].

Capital expenditures in the first quarter of 2024 were 67% higher compared with the same prior year period, mainly due to both higher minesite sustaining and project capital expenditures[1]. The increase in minesite sustaining capital expenditures[1] is due to higher capitalized waste stripping and underground development as per the mine plan, combined with the purchase of Komatsu 930-E haul trucks. Project capital expenditures[1] during the current quarter relates to dewatering and detailed engineering associated with the Ren project.

BARRICK FIRST QUARTER 2024	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Cortez (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change

Total tonnes mined (000s)	18,758	18,488	1%	15,326	22%

Open pit ore	1,823	3,547	(49)%	2,172	(16)%

Open pit waste	16,516	14,533	14%	12,856	28%

Underground	419	408	3%	298	41%

Average grade (grams/tonne)

Open pit mined	0.77	0.77	0%	0.82	(6)%

Underground mined	8.75	9.85	(11)%	9.34	(6)%

Processed	1.84	1.54	19%	1.77	4%

Ore tonnes processed (000s)	2,022	3,965	(49)%	2,537	(20)%

Oxide mill	601	683	(12)%	564	7%

Roasters	174	193	(10)%	153	14%

Heap leach	1,247	3,089	(60)%	1,820	(31)%

Recovery rate	83%	84%	(1)%	83%	0%

Oxide Mill	79%	80%	(1)%	82%	(4)%

Roasters	90%	90%	0%	87%	3%

Gold produced (000s oz)	119	162	(27)%	140	(15)%

Oxide Mill	49	82	(40)%	69	(29)%

Roasters	38	46	(17)%	31	23%

Heap leach	32	34	(6)%	40	(20)%

Gold sold (000s oz)	121	164	(26)%	137	(12)%

Revenue ($ millions)	254	327	(22)%	262	(3)%

Cost of sales ($ millions)	160	222	(28)%	182	(12)%

Income ($ millions)	92	102	(10)%	78	18%

EBITDA ($ millions)[b]	138	175	(21)%	134	3%

EBITDA margin[c]	54%	54%	0%	51%	6%

Capital expenditures ($ millions)[d]	64	80	(20)%	56	14%

Minesite sustaining[b,d]	45	62	(27)%	41	10%

Project[b,d]	19	18	6%	15	27%

Cost of sales ($/oz)	1,329	1,353	(2)%	1,324	0%

Total cash costs ($/oz)[b]	946	909	4%	913	4%

All-in sustaining costs ($/oz)[b]	1,341	1,309	2%	1,233	9%

All-in costs ($/oz)[b]	1,503	1,416	6%	1,340	12%

a.	Includes Goldrush.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment
For the three months ended

	3/31/24	12/31/23

LTI	0	1

LTIFR[3]	0.00	0.92

TRIFR[3]	0.00	1.85

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2024 compared to Q4 2023

Cortez’s income for the first quarter of 2024 was 10% lower than the prior quarter due to lower sales volumes, partially offset by a higher realized gold price1 and lower cost of sales per ounce2.

Gold production in the first quarter of 2024 was 27% lower than the prior quarter, resulting from a combination of less ore mined at the Crossroads open pit driven by the transition to Phase 6 which commenced in Q4 2023 as well as less oxide ore mined from the Cortez Hills underground in line with the mine sequence. This resulted in less oxide ore processed at the oxide mill and placed on the leach pad compared to the prior quarter. Overall refractory ounce production was also lower compared to the prior quarter driven by a decrease in overall grades mined from the undergrounds, as per the mine sequence.

BARRICK FIRST QUARTER 2024	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

As previously disclosed in our outlook for 2024, the lower production was primarily a function of the transition to Phase 6 at Crossroads. Cortez delivered on plan in the first quarter and is on track to deliver on its planned 2024 production.

Total tonnes mined were largely in line with the prior quarter as mining in Crossroads was primarily in Phase 6 resulting in higher open pit waste tonnes mined and lower ore tonnes mined, with the average grade consistent with the prior quarter. Underground tonnes mined were 3% higher than the prior quarter, driven by improved productivity at both Goldrush and Cortez Hills undergrounds and the ramp-up at the Goldrush underground which is expected to progressively increase each quarter over 2024 following the receipt of the ROD late in Q4 2023. Underground grades mined were 11% lower than the prior quarter due to lower grades at Cortez Hills underground in line with the plan.

Cost of sales per ounce[2] in the first quarter of 2024 was 2% lower than the prior quarter due to decreased depreciation expense, partially offset by higher total cash costs per ounce[1]. Total cash costs per ounce[1] was 4% higher than the prior quarter. This was notwithstanding a 26% decrease in sales volumes and primarily reflected a higher proportion of higher cost refractory ounces processed at the Carlin roasters in the sales mix partially offset by higher grades processed. In the first quarter of 2024, all-in sustaining costs per ounce[1] were 2% higher than the prior quarter, driven by higher total cash costs per ounce[1], slightly offset by lower minesite sustaining capital expenditures[1] on a per ounce basis.

Capital expenditures in the first quarter of 2024 were 20% lower than the prior quarter, primarily due to lower minesite sustaining expenditures[1]. Minesite sustaining capital expenditures[1] were 27% lower compared to the prior quarter, mainly due to a reduction in the number of new haul trucks commissioned in the current quarter.

Q1 2024 compared to Q1 2023

Cortez’s income for the three month period ended March 31, 2024 was 18% higher than the same prior year period, primarily due to a higher realized gold price[1], partially offset by a lower sales volume, with cost of sales per ounce[2] in line with the same prior year period.

Gold production for the three month period ended March 31, 2024 was 15% lower than the same prior year period, primarily driven by a combination of less ore mined at the Crossroads open pit driven by the transition to Phase 6 which commenced in Q4 2023 partially offset by higher oxide production from the Cortez Hills underground in line with the mine sequence. This was further offset by higher underground refractory production, both from Cortez Hills underground and Goldrush underground. Leach production was also lower driven by the leach cycle.

Total tonnes mined were 22% higher compared to the same prior year period, driven by additional waste tonnes from Crossroads as it transitioned to waste stripping in Phase 6 in the fourth quarter of 2023, combined with improved underground performance and the continued ramp-up at Goldrush underground. Open pit ore tonnes and grade mined were 16% and 6% lower, respectively, compared to the same prior year period, driven by Crossroads as described above. Underground tonnes mined increased by 41% over the same prior year period, primarily driven by Cortez Hills underground and increased activity at Goldrush underground following the receipt of the ROD in Q4 2023.

Cost of sales per ounce[2] for the three month period ended March 31, 2024 was largely in line with the same prior year period, as higher total cash costs per ounce[1] was largely offset by lower depreciation expense. Total cash costs per ounce[1] was 4% higher reflecting a higher proportion of refractory ounces processed at the Carlin roasters. For the three month period ended March 31, 2024, all-in sustaining costs per ounce1 increased by 9% compared to the same prior year period, due to higher total cash costs per ounce[1], combined with higher minesite sustaining capital expenditures[1].

Capital expenditures for the three month period ended March 31, 2024 increased by 14% from the same prior year period, due to higher minesite sustaining capital expenditures[1] and project capital expenditures[1]. Minesite sustaining capital expenditures[1] were 10% higher than the same prior year period resulting from higher capitalized waste stripping at Crossroads, combined with higher underground development. Project capital expenditures[1] were 27% higher than the same prior year period due to increased activity at Goldrush.

BARRICK FIRST QUARTER 2024	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change

Total tonnes mined (000s)	568	246	131%	233	144%

Open pit waste	355	0	0%	0	0%

Underground	213	246	(13)%	233	(9)%

Average grade (grams/tonne)

Underground mined	10.28	11.08	(7)%	10.08	2%

Processed	4.32	4.48	(4)%	3.84	13%

Ore tonnes processed (000s)	480	671	(28)%	729	(34)%

Oxide Mill	62	82	(24)%	101	(39)%

Autoclave	418	589	(29)%	628	(33)%

Recovery rate	86%	87%	(1)%	83%	4%

Oxide Mill	85%	83%	2%	87%	(2)%

Autoclave	86%	87%	(1)%	82%	5%

Gold produced (000s oz)	62	84	(26)%	81	(23)%

Oxide Mill	3	4	(25)%	3	0%

Autoclave	58	79	(27)%	77	(25)%

Heap leach	1	1	0%	1	0%

Gold sold (000s oz)	62	86	(28)%	82	(24)%

Revenue ($ millions)	130	171	(24)%	156	(17)%

Cost of sales ($ millions)	107	121	(12)%	116	(8)%

Income ($ millions)	22	48	(54)%	40	(45)%

EBITDA ($ millions)[a]	45	79	(43)%	71	(37)%

EBITDA margin[b]	35%	46%	(24)%	46%	(24)%

Capital expenditures ($ millions)[c]	18	18	0%	21	(14)%

Minesite sustaining[a,c]	18	17	6%	18	0%

Project[a,c]	0	1	(100)%	3	(100)%

Cost of sales ($/oz)	1,733	1,419	22%	1,412	23%

Total cash costs ($/oz)[a]	1,359	1,046	30%	1,034	31%

All-in sustaining costs ($/oz)[a]	1,655	1,257	32%	1,271	30%

All-in costs ($/oz)[a]	1,661	1,275	30%	1,306	27%

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
b.	Represents EBITDA divided by revenue.
c.	These amounts are presented on a cash basis.

Safety and Environment
For the three months ended

	3/31/24	12/31/23

LTI	2	1

LTIFR[3]	3.23	1.54

TRIFR[3]	8.09	1.54

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2024 compared to Q4 2023

Turquoise Ridge’s income for the first quarter of 2024 was 54% lower than the prior quarter due to higher cost of sales per ounce2 combined with lower sales volumes, partially offset by a higher realized gold price1.

Gold production in the first quarter of 2024 was 26% lower than the prior quarter, mainly due to the planned Sage autoclave maintenance shutdown that took place during the first quarter of 2024.

Total tonnes mined were 131% higher than the prior quarter driven primarily by waste material mined from the open pit required for the construction of the Juniper tailings dam raise. Production rates at the Turquoise Ridge underground were slightly lower than the prior quarter as we focused on backfill during the current quarter to set the mine up for further efficiency improvements over the remainder of the year. Grades mined decreased by 7% compared to the prior quarter as per the mine sequence at the Turquoise Ridge underground.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2024 were 22% and 30% higher, respectively, than the prior quarter, primarily due to the increased autoclave maintenance costs related to the planned shutdown combined with lower grades. All-in sustaining costs per ounce1 were 32% higher than the prior quarter, primarily reflecting higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures in the first quarter of 2024 was in line with the prior quarter.

Q1 2024 compared to Q1 2023

Turquoise Ridge’s income for the first quarter of 2024 was 45% lower than the same prior year period due to a higher

BARRICK FIRST QUARTER 2024	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

cost of sales per ounce[2] combined with lower sales volumes, partially offset by a higher realized gold price[1].

Gold production for the three month period ended March 31, 2024 was 23% lower than the same prior year period, primarily due to the planned Sage autoclave maintenance shutdown that took place during the first quarter of 2024, whereas in the prior year, the planned shutdown occurred in the second quarter of 2023. This was partially offset by higher grades processed and higher recoveries, which was positively impacted by improved carbon management.

Total tonnes mined were 144% higher relative to the same prior year period, driven primarily by material mined from the open pit required for the construction of the Juniper tailings dam raise. Although underground efficiencies are up from the same prior year period, we focused on backfill during the current quarter, taking advantage of the planned downtime at the Sage autoclave to set the mine up for further efficiency improvements over the remainder of the year. Underground grades mined were 2% higher compared to the prior quarter as per the mine plan.

Cost of sales per ounce[2] and total cash costs per ounce[1] for the three month period ended March 31, 2024 were 23% and 31% higher, respectively, than the same prior year period, primarily owing to increased autoclave maintenance costs related to the planned shutdown. All-in sustaining costs per ounce[1] were 30% higher than the same prior year period, reflecting higher total cash costs per ounce[1] and higher minesite sustaining capital expenditures[1] on a per ounce basis.

Capital expenditures for the three month period ended March 31, 2024 were 14% lower than the same prior year period primarily due to lower project capital expenditures[1] as the Third Shaft was commissioned and substantially completed in the fourth quarter of 2022 with some minor spend that carried into the first quarter of 2023.

BARRICK FIRST QUARTER 2024	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Other Mine - Nevada Gold Mines

Summary of Operating and Financial Data						For the three months ended

			3/31/24					12/31/23

	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/ oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]

Phoenix (61.5%)	34	1,595	767	944	4	41	1,576	787	981	5

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures1. These amounts are presented on a cash basis.

Phoenix (61.5%)

Gold production for Phoenix in the first quarter of 2024 was 17% lower compared to the prior quarter, mainly driven by lower grades as mining in the prior quarter was primarily focused in the higher grade Fortitude pit, while mining in the current quarter included more ore from the Bonanza pit than the prior quarter, as per the mine plan. Lower recoveries related to ore chemistry also contributed to the lower ounces compared to the prior quarter.

Cost of sales per ounce2 in the first quarter of 2024 was 1% higher compared to the prior quarter due to increased depreciation, partially offset by lower total cash costs per ounce1. The decrease of 3% in total cash costs per ounce1 compared to the prior quarter was mainly due to the impact of lower processing costs as both electricity prices and power consumption were lower in the current quarter. In the first quarter of 2024, all-in sustaining costs per ounce1 decreased by 4% compared to the prior quarter due primarily to lower total cash costs per ounce1 and lower minesite sustaining capital expenditures1.

BARRICK FIRST QUARTER 2024	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Pueblo Viejo (60%)a, Dominican Republic

Summary of Operating and Financial Data

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change

Open pit tonnes mined (000s)	2,944	2,819	4%	5,651	(48)%

Open pit ore	1,235	1,902	(35)%	2,342	(47)%

Open pit waste	1,709	917	86%	3,309	(48)%

Average grade (grams/tonne)

Open pit mined	2.09	2.19	(5)%	1.85	13%

Processed	2.33	2.64	(12)%	2.22	5%

Autoclave ore tonnes processed (000s)	1,382	1,345	3%	1,377	0%

Recovery rate	81%	79%	3%	89%	(9)%

Gold produced (000s oz)	81	90	(10)%	89	(9)%

Gold sold (000s oz)	82	89	(8)%	90	(9)%

Revenue ($ millions)	172	190	(9)%	175	(2)%

Cost of sales ($ millions)	125	141	(11)%	112	12%

Income ($ millions)	44	49	(10)%	61	(28)%

EBITDA ($ millions)[b]	81	89	(9)%	100	(19)%

EBITDA margin[c]	47%	47%	0%	57%	(18)%

Capital expenditures ($ millions)[d,e]	55	40	38%	68	(19)%

Minesite sustaining[b,d]	25	31	(19)%	31	(19)%

Project[b,d]	20	9	122%	37	(46)%

Cost of sales ($/oz)	1,527	1,588	(4)%	1,241	23%

Total cash costs ($/oz)[b]	1,013	1,070	(5)%	714	42%

All-in sustaining costs ($/oz)[b]	1,334	1,428	(7)%	1,073	24%

All-in costs ($/oz)[b]	1,571	1,532	3%	1,481	6%

a.

Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.
e.	Starting in the first quarter of 2024, this amount includes capitalized interest.

Safety and Environment
For the three months ended

	3/31/24	12/31/23

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.81	0.73

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2024 compared to Q4 2023

Pueblo Viejo’s income for the first quarter of 2024 was 10% lower than the prior quarter, mainly due to lower sales volume, partially offset by a lower cost of sales per ounce2, and a higher realized gold price1.

Gold production in the first quarter of 2024 was 10% lower than the prior quarter, mainly due to lower grades processed (in line with the planned mining and stockpile feed sequence), partially offset by higher throughput as result of the plant expansion ramp-up and higher recovery due to the increase in tonnes processed through the pressure oxidation circuit.

Cost of sales per ounce2 and total cash costs per ounce1 for the first quarter of 2024 were 4% and 5% lower, respectively, compared to the prior quarter, mainly driven by lower electricity costs and lower G&A expenses. For the first quarter of 2024, all-in sustaining costs per ounce1 were

7% lower than the prior quarter, mainly due to lower total cash costs per ounce1, and lower minesite sustaining capital expenditures1.

Capital expenditures for the first quarter of 2024 increased by 38% compared to the prior quarter, primarily due to higher project capital expenditures1 from higher spend on the new El Naranjo TSF. This was partially offset by lower minesite sustaining capital expenditures1 due to lower activity on the Llagal TSF.

Q1 2024 compared to Q1 2023

Pueblo Viejo’s income for the first quarter of 2024 was 28% lower than the same prior year period, driven by a higher costs of sales per ounce2 and lower sales volumes, partially offset by a higher realized gold price1.

Gold production for the three month period ended March 31, 2024 was 9% lower than the same prior year period due to lower recoveries caused by flotation coming online and ramping up, partially offset by higher grades processed. We expect to commence throughput ramp up for the expanded plant during the second quarter of 2024, with the conveyor stacker rebuild having been completed in April.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2024 were 23% and 42% higher, respectively, compared to the same prior year period. This was mainly due to the impact of lower recoveries, higher electricity consumption, higher

BARRICK FIRST QUARTER 2024	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

plant maintenance, and higher limestone costs as we continue to optimize processes within the expanded processing plant. For the three month period ended March 31, 2024, all-in sustaining costs per ounce[1] were 24% higher than the same prior year period mainly due to higher total cash costs per ounce[1], partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended March 31, 2024 decreased by 19% compared to the same prior year period, primarily due to lower project capital expenditures[1] incurred on the plant expansion as the project was substantially completed in 2023, and lower minesite sustaining capital expenditures[1] mainly due to lower activity on the Llagal TSF.

BARRICK FIRST QUARTER 2024	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Loulo-Gounkoto (80%)a, Mali

Summary of Operating and Financial Data

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change
Total tonnes mined (000s)	7,692	5,846	32%	8,370	(8)%

Open pit ore	4	28	(86)%	125	(97)%

Open pit waste	6,721	4,872	38%	7,399	(9)%

Underground	967	946	2%	846	14%

Average grade (grams/tonne)

Open pit mined	1.07	2.80	(62)%	2.22	(52)%

Underground mined	5.89	4.54	30%	5.62	5%

Processed	4.47	4.31	4%	4.69	(5)%

Ore tonnes processed (000s)	1,059	1,013	5%	1,006	5%

Recovery rate	93%	91%	2%	91%	2%

Gold produced (000s oz)	141	127	11%	137	3%

Gold sold (000s oz)	140	127	10%	134	4%

Revenue ($ millions)	289	256	13%	257	12%

Cost of sales ($ millions)	164	164	0%	171	(4)%

Income ($ millions)	116	82	41%	85	36%

EBITDA ($ millions)[b]	169	129	31%	141	20%

EBITDA margin[c]	58%	50%	16%	55%	5%

Capital expenditures ($ millions)[d]	59	75	(21)%	83	(29)%

Minesite sustaining[b,d]	40	30	33%	43	(7)%

Project[b,d]	19	45	(58)%	40	(53)%

Cost of sales ($/oz)	1,177	1,296	(9)%	1,275	(8)%

Total cash costs ($/oz)[b]	794	924	(14)%	855	(7)%

All-in sustaining costs ($/oz)[b]	1,092	1,168	(7)%	1,190	(8)%

All-in costs ($/oz)[b]	1,229	1,521	(19)%	1,485	(17)%

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.

[b].	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
[c].	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	3/31/24	12/31/23

LTI	1	0

LTIFR[3]	0.20	0.00

TRIFR[3]	0.61	0.00

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2024 compared to Q4 2023

Loulo-Gounkoto’s income for the first quarter of 2024 was 41% higher than the prior quarter mainly due to higher sales volumes, a higher realized gold price1 and a lower cost of sales per ounce2.

Gold production for the first quarter of 2024 was higher than the prior quarter with higher grades processed, higher throughput and higher recovery, in line with the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the first quarter of 2024 were 9% and 14% lower, respectively, than the prior quarter, mainly due to the impact of higher grades processed, higher recovery and lower operating unit costs both in mining and in the processing plant. For the first quarter of 2024, all-in sustaining costs per ounce1 were 7% lower than the prior quarter, mainly due to lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures1.

Capital expenditures for the first quarter of 2024 decreased by 21% compared to the prior quarter, mainly driven by lower project capital expenditures1, partially offset by higher minesite sustaining capital expenditures1. The decrease in project capital expenditures1 was mainly due to the commissioning of the solar plant expansion project during the current quarter. Higher minesite sustaining capital expenditures1 was primarily due to higher capitalized waste stripping at Gounkoto.

Q1 2024 compared to Q1 2023

Loulo-Gounkoto’s income for the first quarter of 2024 was 36% higher than the same prior year period, primarily due to a higher realized gold price1, higher sales volumes and a lower cost of sales per ounce2.

Gold production for the three month period ended March 31, 2024 was 3% higher due to increased throughput and recovery, partially offset by lower grades processed, in line with the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the first quarter of 2024 were 8% and 7% lower, respectively, than the same prior year period mainly due to

BARRICK FIRST QUARTER 2024	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

the impact of lower operating unit costs both in mining and in the processing plant. For the first quarter of 2024, all-in sustaining costs per ounce1 decreased by 8% compared to the same prior year period, reflecting the decrease in total cash costs per ounce1 and lower minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended March 31, 2024 decreased by 29% compared to the same prior year period, driven by both lower project and minesite sustaining capital expenditures1. The decrease in project capital expenditures1 was mainly driven by the commissioning of the solar plant expansion project. The decrease in minesite sustaining capital expenditures1 was primarily due to lower capitalized stripping.

Regulatory Matters

In August 2022, the Government of Mali announced that it would conduct an audit of the Malian gold mining industry, including the Loulo-Gounkoto complex. Barrick engaged with the government-appointed auditors and hosted the auditors at Loulo-Gounkoto for a site visit in November 2022. In April 2023, Barrick received a draft report containing the auditors’ preliminary findings. During the second quarter of 2023, Barrick responded to the draft report to challenge the auditors’ findings, which Barrick believed to be legally and factually flawed and without merit. In February 2024, Barrick received the final audit report in relation to the Loulo-Gounkoto complex. The final report maintained most of the auditors’ findings from the draft and Barrick is engaging with the Government of Mali to challenge them.

In addition, a new mining code and a law requiring local content in the mining sector were adopted in Mali in August 2023 but are not currently being enforced, pending the adoption of implementing decrees. Under the new mining code, pre-existing mining titles remain subject to the legal and contractual regime under which they were issued for the remainder of their current term.

Refer to note 15 of the Financial Statements for information regarding ongoing discussions with the Government of Mali including with respect to the establishment conventions for the Loulo-Gounkoto complex and related matters.

BARRICK FIRST QUARTER 2024	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Kibali (45%)a, Democratic Republic of Congo

Summary of Operating and Financial Data

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change
Total tonnes mined (000s)	5,168	3,993	29%	4,902	5%

Open pit ore	605	619	(2)%	640	(5)%

Open pit waste	4,083	2,901	41%	3,882	5%

Underground	480	473	1%	380	26%

Average grade (grams/tonne)

Open pit mined	1.42	1.63	(13)%	1.42	0%

Underground mined	5.05	5.28	(4)%	4.35	16%

Processed	2.85	3.50	(19)%	2.55	12%

Ore tonnes processed (000s)	925	911	2%	880	5%

Recovery rate	89%	90%	(1)%	88%	1%

Gold produced (000s oz)	76	93	(18)%	64	19%

Gold sold (000s oz)	72	92	(22)%	67	7%

Revenue ($ millions)	152	184	(17)%	127	20%

Cost of sales ($ millions)	86	105	(18)%	91	(5)%

Income ($ millions)	64	78	(18)%	33	94%

EBITDA ($ millions)[b]	92	115	(20)%	58	59%

EBITDA margin[c]	61%	63%	(3)%	46%	33%

Capital expenditures ($ millions)[d]	24	20	20%	19	26%

Minesite sustaining[b,c]	15	5	200%	12	25%

Project[b],[c]	9	15	(40)%	7	29%

Cost of sales ($/oz)	1,200	1,141	5%	1,367	(12)%

Total cash costs ($/oz)[b]	802	737	9%	987	(19)%

All-in sustaining costs ($/oz)[b]	1,048	819	28%	1,177	(11)%

All-in costs ($/oz)[b]	1,165	988	18%	1,289	(10)%

a.

Barrick owns 45% of Kibali Goldmines SA with the DRC and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively “Kibali”), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	3/31/24	12/31/23

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	1.45	0.47

Class 1[4] environmental incidents	0	0

Unfortunately, on January 31, 2024, an incident occurred at Kibali which resulted in the tragic fatality of an employee. Please refer to page 8 for further details on our safety initiatives.

Financial Results

Q1 2024 compared to Q4 2023

Kibali’s income for the first quarter of 2024 was 18% lower than the prior quarter, mainly due to lower sales volumes and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production in the first quarter of 2024 was 18% lower than the prior quarter, mainly due to lower grades processed following the planned transition to waste stripping in the Pamao and Gorumbwa open pits over the first half of the year, temporarily decreasing the open pit grades. This was combined with a decrease in underground grades mined mainly related to mine sequencing as per the mine plan. Waste stripping at the Ikamva open pit is progressing well, with the first ore projected in the second quarter of 2024 and the ongoing mining expected to increase the overall open pit grades mined in the second half of the year.

Cost of sales per ounce2 and total cash costs per ounce1 for the first quarter of 2024 were 5% and 9% higher, respectively, due to the impact of processing lower grades, partially offset by efficiency improvements from both the open pit and underground operations, and increased power costs resulting from less hydropower generation due to the dry season. For the first quarter of 2024, all-in sustaining costs per ounce1 was 28% higher compared to the prior quarter, mainly due to higher minesite sustaining capital expenditures1 and higher total cash costs per ounce2.

Capital expenditures for the three month period ended March 31, 2024 were 20% higher compared to the prior quarter, due to higher minesite sustaining capital expenditures1 relating to the timing of equipment rebuilds and purchases, in addition to the higher capitalized waste

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stripping, as discussed above. Project capital expenditures1 decreased due to the substantial completion of the reagent recovery plant and the Kalimva/Ikamva open pit project in 2023, with the project capital focus shifting to the solar project for 2024.

Q1 2024 compared to Q1 2023

Kibali’s income for the three month period ended March 31, 2024 was 94% higher than the same prior year period, driven by higher sales volumes, a higher realized gold price1 and a lower cost of sales per ounce2.

Gold production for the three month period ended March 31, 2024 was 19% higher than the same prior year period, mainly due to higher throughput, higher recoveries, and higher grades processed.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2024 were 12% and 19% lower, mainly due to the benefit of higher grades processed, and efficiency improvements from the underground operations. For the three month period ended March 31, 2024, all-in sustaining costs per ounce1 were 11% lower than the same prior year period, driven by lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures1.

Capital expenditures for the three month period ended March 31, 2024 were 26% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1 resulting predominantly from higher capitalized waste stripping. Project capital expenditures1 also increased due to the ramp-up of expenditures related to the solar project.

BARRICK FIRST QUARTER 2024	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

North Mara (84%)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change
Total tonnes mined (000s)	3,581	4,241	(16)%	3,525	2%

Open pit ore	374	406	(8)%	469	(20)%

Open pit waste	2,811	3,407	(17)%	2,691	4%

Underground	396	428	(7)%	365	8%

Average grade (grams/tonne)

Open pit mined	1.68	1.84	(9)%	2.07	(19)%

Underground mined	2.77	3.17	(13)%	3.40	(19)%

Processed	2.43	2.85	(15)%	3.25	(25)%

Ore tonnes processed (000s)	651	719	(9)%	716	(9)%

Recovery rate	90%	91%	(1)%	92%	(2)%

Gold produced (000s oz)	46	59	(22)%	68	(32)%

Gold sold (000s oz)	46	61	(25)%	70	(34)%

Revenue ($ millions)	96	124	(23)%	133	(28)%

Cost of sales ($ millions)	77	86	(10)%	70	10%

Income ($ millions)	15	12	25%	47	(68)%

EBITDA ($ millions)[b]	30	30	0%	63	(52)%

EBITDA margin[c]	31%	24%	29%	47%	(34)%

Capital expenditures ($ millions)[d]	30	53	(43)%	35	(14)%

Minesite sustaining[b,d]	18	20	(10)%	25	(28)%

Project[b,d]	12	33	(64)%	10	20%

Cost of sales ($/oz)	1,678	1,420	18%	987	70%

Total cash costs ($/oz)[b]	1,339	1,103	21%	759	76%

All-in sustaining costs ($/oz)[b]	1,753	1,449	21%	1,137	54%

All-in costs ($/oz)[b]	2,006	1,985	1%	1,278	57%

a.

Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	3/31/24	12/31/23

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	0.70	0.36

Class 1[4] environmental incidents	0	0

Unfortunately, on January 9, 2024, an incident occurred at North Mara which resulted in the tragic fatality of an employee. Please refer to page 8 for further details on our safety initiatives.

Financial Results

Q1 2024 compared to Q4 2023

North Mara’s income for the first quarter of 2024 was 25% higher than the prior quarter mainly due to a higher realized gold price1, partially offset by lower sales volumes and a higher cost of sales per ounce2. In addition, the previous quarter was impacted by the transfer of a $15 million expense previously recognized in Bulyanhulu related to the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership.

In the first quarter of 2024, production was 22% lower than the prior quarter with lower grades processed, lower throughput and lower recovery, in line with the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 were 18% and 21% higher, respectively, than the prior quarter due to lower grades processed, as well as lower throughput due to the temporary suspension of operations following the fatality in January and power supply interruptions. All-in sustaining costs per ounce1 in the first quarter of 2024 were 21% higher than the prior quarter, mainly due to higher total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures in the first quarter of 2024 were 43% lower, than the prior quarter mainly due to lower project capital expenditures1 related to the ongoing construction of the underground paste plant which is on track for commissioning in the second half of 2024. This was combined with lower minesite sustaining capital expenditures1 primarily due to lower capitalized waste stripping costs.

Q1 2024 compared to Q1 2023

North Mara’s income for the three month period ending March 31, 2024 was 68% lower than the same prior year

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period, mainly driven by a higher cost of sales per ounce2 and lower sales volume, partially offset by a higher realized gold price1.

Gold production for the three month period ended March 31, 2024 was 32% lower due to lower throughput, lower grades processed and lower recovery, in line with our mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 were 70% and 76% higher, respectively, compared to the same prior year period, mainly due to lower grades processed and higher operating costs. This was driven by higher cost stockpiled underground ore fed to the plant whilst mining lower grades from the open pit together with increased royalties resulting from the higher realized gold price1. This was coupled by lower capitalized waste stripping compared to the same prior year period, related to the Gena open pit ramp up. All-in sustaining costs per ounce1 in the first quarter of 2024 was 54% higher than the same prior year period, mainly due to higher total cash cost per ounce1, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.

For the three month period ending March 31, 2024, capital expenditures decreased by 14% compared to the same prior year period, mainly due to lower minesite sustaining capital expenditures1 resulting from decreased capitalized waste stripping, partially offset by the TSF Lift and Laboratory upgrade. This was partially offset by higher project capital expenditures1 related to the ongoing construction of the underground paste plant which is on track for commissioning in the second half of 2024.

BARRICK FIRST QUARTER 2024	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Bulyanhulu (84%)a, Tanzania

Summary of Operating and Financial Data

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change
Underground tonnes mined (000s)	304	300	1%	285	7%

Average grade (grams/tonne)

Underground mined	5.86	5.88	0%	6.97	(16)%

Processed	5.77	5.88	(2)%	7.39	(22)%

Ore tonnes processed (000s)	238	222	7%	195	22%

Recovery rate	95%	96%	(1)%	95%	0%

Gold produced (000s oz)	42	41	2%	44	(5)%

Gold sold (000s oz)	40	41	(2)%	46	(13)%

Revenue ($ millions)	89	87	2%	93	(4)%

Cost of sales ($ millions)	60	59	2%	62	(3) %

Income ($ millions)	28	32	(13)%	17	65%

EBITDA ($ millions)[b]	41	45	(9)%	30	37%

EBITDA margin[c]	46%	52%	(12)%	32%	44%

Capital expenditures ($ millions)[d]	26	28	(7)%	20	30%

Minesite sustaining[b,d]	18	15	20%	16	13%

Project[b,d]	8	13	(38)%	4	100%

Cost of sales ($/oz)	1,479	1,413	5%	1,358	9%

Total cash costs ($/oz)[b]	1,044	1,002	4%	982	6%

All-in sustaining costs ($/oz)[b]	1,485	1,376	8%	1,332	11%

All-in costs ($/oz)[b]	1,695	1,692	0%	1,423	19%

a.

Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	3/31/24	12/31/23

LTI	0	0

LTIFR[3]	0.00	0.00

TRIFR[3]	2.11	1.10

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2024 compared to Q4 2023

Bulyanhulu’s income for the first quarter of 2024 was 13% lower than the prior quarter mainly due to a higher cost of sales per ounce2 and marginally lower sales volumes, partially offset by a higher realized gold price1. In addition, the previous quarter was impacted by the transfer to North Mara of a $15 million expense previously recognized in Bulyanhulu related to the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership.

In the first quarter of 2024, gold production was 2% higher than the prior quarter, due to higher throughput slightly offset by lower grades processed and recovery, in line with the mine plan.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2024 were 5% and 4% higher, respectively, than the prior quarter, reflecting the lower grades processed and lower recovery, partially offset by lower processing plant costs. All-in sustaining costs per ounce1 in the first quarter of 2024 were 8% higher than the prior quarter, due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 on a per ounce basis.

Capital expenditures in the first quarter of 2024 were 7% lower compared to the prior quarter, reflecting the lower project capital expenditures1 due to reduced drilling activity. This was partially offset by slightly higher minesite sustaining capital expenditures1 mainly driven by investments to improve efficiencies in the processing plant.

Q1 2024 compared to Q1 2023

Bulyanhulu’s income for the three month period ending March 31, 2024 was 65% higher than the same prior year period, mainly due to a higher realized gold price1, partially offset by lower sales volumes and a higher cost of sales per ounce2.

For the three month period ended March 31, 2024, gold production was 5% lower than the same prior year period driven by lower grades processed, in line with the mine plan, partially offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ending March 31, 2024 were 9% and 6% higher, respectively, compared to the same prior year period, mainly due to the lower grades processed, lower capitalized underground costs and higher royalties due to the higher realized gold price1. This was partially offset by lower mining and lower processing costs resulting from cost optimization initiatives. All-in sustaining costs per ounce1 in the first quarter of 2024 were 11% higher than the same prior year period, mainly due to higher

BARRICK FIRST QUARTER 2024	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

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total cash costs per ounce1, and higher minesite sustaining capital expenditures1.

For the three month period ending March 31, 2024, capital expenditures were 30% higher than the same prior year period, mainly due to higher project capital expenditures1 related to the extension drilling of Reef 2 and Upper West, while minesite sustaining capital expenditures1 remained largely in line with the same prior year period.

BARRICK FIRST QUARTER 2024	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

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Other Mines - Gold

Summary of Operating and Financial Data

								For the three months ended

	3/31/24					12/31/23

	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]

Veladero (50%)	57	1,322	961	1,664	31	55	1,378	1,021	1,403	22

Tongon (89.7%)	36	1,887	1,630	1,773	2	42	1,489	1,184	1,586	13

Hemlo	37	1,715	1,476	1,754	10	34	1,618	1,407	1,671	8

Porgera[c] (24.5%)	4	—	—	—	—	—	—	—	—	—

a.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
b.	Includes both minesite sustaining and project capital expenditures[1]. These amounts are presented on a cash basis.
c.

As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from the third quarter of 2020 to the fourth quarter of 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. In the first quarter of 2024, Porgera had gold production but did not have any gold sales.

Veladero (50%), Argentina

Gold production for Veladero in the first quarter of 2024 was 4% higher than the prior quarter mainly due to an increase in recoverable ounces previously placed on the leach pad. Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2024 decreased by 4% and 6%, respectively, primarily driven by higher production and the impact of lower export duties. All-in sustaining costs per ounce1 in the first quarter of 2024 increased by 19% compared to the prior quarter, mainly due to higher minesite sustaining capital expenditures1 resulting from increased capitalized waste stripping, partially offset by lower total cash costs per ounce1.

Tongon (89.7%), Côte d’Ivoire

Gold production for Tongon in the first quarter of 2024 was 14% lower than the prior quarter mainly due to lower grades, in line with the mine plan. Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2024 were 27% and 38% higher, respectively, compared to the prior quarter, primarily driven by the impact of lower grades mined and processed, and higher open pit costs. All-in sustaining costs per ounce1 in the first quarter of 2024 increased by 12% compared to the prior quarter, primarily reflecting the higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.

Hemlo (100%), Ontario, Canada

Gold production in the first quarter of 2024 was 9% higher than the prior quarter primarily due to higher grades mined and processed as per the mine plan. Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2024 increased 6% and 5%, respectively, compared to the prior quarter, primarily due to higher underground mining costs which was driven by lower capitalized development. In the first quarter of 2024, all-in sustaining costs per ounce1 increased by 5% compared to the prior quarter, primarily reflecting higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 due to the timing of payments.

Porgera (24.5%), Papua New Guinea

At Porgera, significant ramp up progress was achieved during the quarter, with the first gold pour on February 23, 2024. Work on repairing the Hides Transmission Line was completed and the line has now been energized. Ramp-up of the plant and other equipment continues on schedule.

BARRICK FIRST QUARTER 2024	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

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Lumwana (100%), Zambia

Summary of Operating and Financial Data

	For the three months ended

	3/31/24	12/31/23	% Change	3/31/23	% Change
Open pit tonnes mined (000s)	29,571	32,081	(8)%	17,178	72%

Open pit ore	3,727	7,011	(47)%	4,568	(18)%

Open pit waste	25,844	25,070	3%	12,610	105%

Average grade

Open pit mined	0.49%	0.60%	(18)%	0.38%	29%

Processed	0.41%	0.54%	(24)%	0.38%	8%

Tonnes Processed (000s)	6,022	7,090	(15)%	6,523	(8)%

Recovery rate	88%	87%	1%	87%	1%

Copper produced (thousands of tonnes)[a]	22	33	(33)%	22	0%

Copper sold (thousands of tonnes)[a]	22	32	(31)%	22	0%

Revenue ($ millions)	163	226	(28)%	171	(5)%

Cost of sales ($ millions)	168	207	(19)%	174	(3)%

Income ($ millions)	(7)	17	(141)%	(12)	42%

EBITDA ($ millions)[b]	53	102	(48)%	32	66%

EBITDA margin[c]	33%	45%	(27)%	19%	74%

Capital expenditures ($ millions)[d]	87	81	7%	52	67%

Minesite sustaining[b,d]	75	68	10%	26	188%

Project[b,d]	12	13	(8)%	26	(54)%

Cost of sales ($/lb)	3.41	2.95	16%	3.56	(4)%

C1 cash costs ($/lb)[b]	2.52	2.14	18%	3.09	(18)%

All-in sustaining costs ($/lb)[b]	4.33	3.38	28%	3.98	9%

All-in costs ($/lb)[b]	4.57	3.55	29%	4.51	1%

a.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Represents EBITDA divided by revenue.
d.	These amounts are presented on a cash basis.

Safety and Environment

For the three months ended

	3/31/24	12/31/23

LTI	1	2

LTIFR[3]	0.27	0.53

TRIFR[3]	0.53	0.53

Class 1[4] environmental incidents	0	0

Financial Results

Q1 2024 compared to Q4 2023

Lumwana recorded a loss of $7 million in the first quarter of 2024, compared to income of $17 million in the prior quarter. This was due to lower sales volumes and a higher cost of sales per pound2, partially offset by a slightly higher realized copper price1.

Copper production in the first quarter of 2024 was 33% lower than the prior quarter due to lower throughput following a planned shutdown during the current quarter and lower grades processed. The lower grades were in line with the mine plan which is expected to open up higher grade zones from the second quarter of 2024 onwards in Chimiwongo East and South and the re-entry into Malundwe. The investment in the new fleet in addition to the ongoing efficiency improvement plan has resulted in another strong mining performance in the quarter.

Cost of sales per pound2 and C1 cash costs per pound1 were 16% and 18% higher, respectively, mainly due to the lower grades processed, partially offset by improved mining efficiencies and lower G&A costs. In the first quarter of 2024, all-in sustaining costs per pound1 increased by 28% compared to the prior quarter, primarily driven by an increase in C1 cash costs per pound1 and minesite sustaining capital expenditures1.

Capital expenditures were 7% higher compared to the prior quarter due to an increase in minesite sustaining capital expenditures1, partially offset by a decrease in project capital expenditures1. Minesite sustaining capital expenditures1 were 10% higher mainly due to increased capitalized waste stripping. Project capital expenditures1 decreased by 8% reflecting the current phase of the expansion project.

Q1 2024 compared to Q1 2023

Lumwana recorded a loss of $7 million in the first quarter of 2024, compared to a loss of $12 million in the same prior year period, driven by a lower cost of sales per pound2, partially offset by a lower realized copper price1, while copper sales were consistent with the same prior year period.

Copper production for the three month period ended March 31, 2024 was in line with the the same prior year period, mainly due to higher grades processed, in line with the mine plan, partially offset by lower throughput following a planned shutdown during the current quarter.

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Cost of sales per pound2 and C1 cash costs per pound1 for the three month period ended March 31, 2024 were 4% and 18% lower, respectively, compared to the same prior year period, mainly as a result of improved mining efficiencies and lower G&A costs, combined with the impact of higher grade. The decrease in cost of sales per pound2 was partially offset by higher depreciation. For the three month period ended March 31, 2024, all-in sustaining costs per pound1 was 9% higher than the same prior year period mainly due to higher minesite sustaining capital expenditures1, partially offset by lower C1 cash costs per pound1.

Capital expenditures for the three month period ended March 31, 2024 were 67% higher than the same prior year period, mainly due to higher minesite capital expenditures1 resulting from the increase in waste stripping tonnes following the investment in the owner stripping fleet in 2023. This was partially offset by a decrease in project capital expenditures1 resulting from the investment in the owner stripping fleet occurring in the prior year, with the current year focusing on the feasibility study for the expansion project which is expected to ramp in the latter part of the year.

BARRICK FIRST QUARTER 2024	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

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Other Mines - Copper

Summary of Operating and Financial Data

								For the three months ended

	3/31/24					12/31/23

	Copper production (millions of pounds)[a]	Cost of sales ($/lb)	C1 cash costs ($/lb)[b]	All-in sustaining costs ($/lb)[b]	Capital Expend- itures[c]	Copper production (thousands of tonnes)[a]	Cost of sales ($/lb)	C1 cash costs ($/lb)[b]	All-in sustaining costs ($/lb)[b]	Capital Expend- itures[c]

Zaldívar (50%)	9	3.97	2.95	3.27	9	10	3.85	2.93	3.51	16

Jabal Sayid (50%)	9	1.61	1.35	1.55	5	8	1.59	1.32	1.50	8

a.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Includes both minesite sustaining and project capital expenditures[1]. These amounts are presented on a cash basis.

Zaldívar (50%), Chile

Copper production for Zaldívar in the first quarter of 2024 was 10% lower than the prior quarter driven by lower throughput. Cost of sales per pound2 and C1 cash costs per pound1 were 3% and 1% higher, respectively, than the prior quarter, mainly due to the impact of lower production. All-in sustaining costs per pound1 in the first quarter of 2024 was 7% lower compared to the prior quarter, due to lower minesite sustaining capital expenditures1. This investment, of which we are not the operator, continues to be a non-core part of our portfolio.

Jabal Sayid (50%), Saudi Arabia

Jabal Sayid’s copper production in the first quarter of 2024 was in line with the prior quarter. Cost of sales per pound2 and C1 cash costs per pound1 for the first quarter of 2024 increased by 1% and 2%, respectively, compared to the prior quarter, mainly due to higher mining and processing plant costs driven by a higher fuel price. All-in sustaining costs per pound1 in the first quarter of 2024 increased by 3% compared to the prior quarter, due to higher C1 cash costs per pound1, partially offset by lower minesite sustaining capital expenditures1.

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Growth Project Updates

Goldrush Project, Nevada, USA6

Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces per annum (100% basis) by 2028.

In the first quarter of 2024, pilot hole drilling was completed for the installation of ventilation raise 1. Surface access in Horse Canyon along with water management infrastructure work in the Pine Valley district is currently on hold for sage grouse nesting season and will resume in July. Recruitment of experienced miners continues to ramp up.

As at March 31, 2024, project spend was $394 million on a 100% basis (including $12 million in the first quarter of 2024) inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (100% basis).

Fourmile, Nevada, USA

Fourmile is the wholly-owned Barrick asset in Nevada and has the potential to form a core component of Cortez in the future, one of Barrick’s Tier One Gold Assets5. The current focus is on exploration drilling with promising results to date which support the potential to significantly increase the modeled extents of the declared mineral resource within the two kilometers of prospective Wenban stratigraphy, as well as uplift the grade. A dedicated Barrick project development team and budget are targeting the extension of the existing mineral resources through the Sophia and Dorothy targets, while also assessing options for an independent exploration decline access. One such option that is being assessed is a surface portal from Rangefront North / Bullion Hill, which would decouple the development of the project from the existing Goldrush development but ultimately complement the current Goldrush multi-purpose development. Footwall development along the strike of the Fourmile orebodies would initially be used for the pre-feasibility drilling and then later be re-used for mine haulage. Barrick anticipates Fourmile will be contributed to the NGM joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work. In 2024, we are planning to spend approximately $40 million on drilling, evaluation and modelling with a view to commence a pre-feasibility study at the end of 2024.

NGM TS Solar Project, Nevada, USA

The TS Solar project is a 200 MW photovoltaic solar farm located adjacent to NGM’s TS Power Plant and interconnected with the existing plant transmission infrastructure. Upon completion, the project will supply renewable energy to NGM’s operations and is expected to deliver a reduction of 254kt of CO2 equivalent emissions per annum, equating to an 8% decrease from NGM’s 2018 baseline.

In the first quarter of 2024, module wiring and inverter electrical terminations continued on plan. Transmission line relay upgrades and redundant communications were installed at the TS Solar substation and the utility-owned transmission substation. Direct and remote relay testing was completed in coordination with the local power utility to satisfy transmission network interconnection requirements. Access roadways within the array were finished with gravel placement and completion of surface drainage grading. In April 2024, the TS Solar array achieved 100 MW commercial production and power is being transmitted to mine sites for consumption. The remaining 100 MW of the project is expected to begin transmitting power during the second quarter of 2024.

As at March 31, 2024, project spend was $292 million (including $9 million in the first quarter of 2024) out of an estimated capital cost of $290-$310 million (100% basis).

Donlin Gold, Alaska, USA

Over the past three years the focus of the Donlin Gold team has centered on building ore body knowledge around the controls on mineralization through detailed mapping and infill grid drilling. The tightly spaced drill grids focused on the deposit’s three main structural domains (ACMA, Lewis and Divide) and supported the classification of inferred and indicated resources in the current Donlin resource estimate, but have not yet defined a spacing that would support the declaration of measured resources, as per Barrick’s 2023 updated Mineral Reserves and Resources disclosures provided in Barrick’s fourth quarter 2023 MD&A. Trade-off studies and analysis on project assumptions, inputs, design components for optimization (mine engineering, metallurgy, hydrology, power, and infrastructure) were also conducted and will continue into 2024.

Donlin Gold, in collaboration with Calista Corporation (“Calista”) and The Kuskokwim Corporation (“TKC”), supported important initiatives in the Yukon- Kuskokwim (Y-K), including education, health, safety, cultural traditions, and environmental programs. Further, Donlin Gold collaborated with Calista and the village of Crooked Creek and engaged state officials, the U.S. Army Corps of Engineers, members of the U.S. congressional delegation, and with senior leadership from the U.S. Department of the Interior as part of ongoing outreach to emphasize the thoroughness of the project’s environmental review and permitting procedures, as well as on the strong partnership between Donlin Gold and the Native Alaskans who own the mineral resource and land.

The Donlin team continues to progress on the 2024 program with workstreams focused on continuing to move the Donlin Gold project up the value curve. Focus will continue to be on: optimizing the infrastructure, mine design, and flow sheet; mitigating the technical challenges; advancing the remaining project permitting; defending challenges to the existing permits; and exploring further partnership opportunities to unlock value for our Alaskan partners and communities.

Pueblo Viejo Expansion, Dominican Republic7

The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum and sustain gold production above 800,000 ounces per year (100% basis) going forward.

The process plant construction has been completed with the focus now on increasing production from the crushing and milling circuits and operational stability and recovery improvements in the flotation circuit. As previously disclosed, at the start of the fourth quarter of 2023 we experienced the structural failure of the crushed ore stockpile feed conveyor. The reconstruction work was completed in April 2024 which will allow the plant to

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commence throughput ramp up in the second quarter of the year.

The technical and social studies for additional tailings storage capacity (El Naranjo) continued to advance. Geotechnical drilling and site investigations are ongoing and continue to support the feasibility study, due for completion in the third quarter of 2024.

The development of a new town and housing complex to resettle the displaced families is progressing, with roads, houses, and infrastructure all starting in the quarter.

As at March 31, 2024, total project spend was $1,059 million (including $32 million in the first quarter of 2024) on a 100% basis. The estimated capital cost of the plant expansion and mine life extension project is approximately $2.1 billion (100% basis).

Veladero Phase 7 Leach Pad, Argentina

In November 2021, Minera Andina del Sol approved the Phase 7A leach pad construction project with Phase 7B subsequently approved in the third quarter of 2022. Construction on both phases includes sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection. Additionally, the north channel will be extended along the leach pad facility.

Construction of Phase 7A was completed on budget at a cost of $81 million (100% basis). Construction of Phase 7B began during the third quarter of 2023 and is scheduled for completion in 2024.

Overall for Phase 7, as at March 31, 2024, project spend was $131 million (including $19 million in the first quarter of 2024) out of an estimated capital cost of $160 million (100% basis).

Reko Diq Project, Pakistan8

Barrick has started a full update of the project’s 2010 feasibility study and 2011 expansion PFS. Once fully commissioned, the Reko Diq project is projected to deliver 260,000 tonnes of copper production per year during phase 1 expanding to more than 400,000 tonnes of copper during phase 2, which is based on an increased 45Mtpa process plant throughput in Phase 1 and 90Mtpa in Phase 2, as a result of the feasibility study grind size optimization. The Reko Diq feasibility study update is expected to be completed by the end of 2024, with 2028 targeted for first production.

During the first quarter of 2024, the project team continued to advance the feasibility study, with engineering consultants engaged to advance key areas and commence basic engineering. Feasibility studies on groundwater definition work in the Fan Sediments is demonstrating that is showing positive results. This system represents a small and isolated saline part of a much larger basin and there are no communities or community water sources located within the proposed bore field and its area of influence. Personnel continued to be recruited and mobilized for the project with the majority of new hires from Balochistan. The site works were advanced with a focus on early works infrastructure, with the related early works ESIA submitted during the quarter.

As at March 31, 2024, total spend on the feasibility update was $99 million (including $39 million in the first quarter of 2024) (100% basis). This amount is recorded in exploration, evaluation and project expense and excludes amounts relating to fixed asset purchases that were capitalized. For 2024, we expect to incur approximately $280 million (100% basis) in capital expenditure and approximately $100 million in project expenses (100% basis). The project’s total capital estimates will be updated together with the completion of the feasibility study.

Loulo-Gounkoto Solar Project, Mali

This project entailed the design, supply and installation of a 40 MW (48 MW peak) photovoltaic solar farm with a 36 MVA battery energy storage system to complement the existing installed 20 MW plant. The completion of this project is projecting a reduction of 23 million liters of fuel in the power plant, which translates to savings of approximately 63kt of CO2 equivalent emissions per annum. The project was staged in two phases of solar and battery storage and has been completed 12 months ahead of schedule. The final battery energy storage system has been commissioned during the first quarter of 2024 and this marks the completion of the commissioning activities. The project schedule status is 100% complete (up from 99% as at December 31, 2023).

As at March 31, 2024, project spend was $73 million and the project finished below the original capital cost of approximately $90 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia

The scope of this project is to develop and mine a new orebody, located less than a kilometer from the existing lode at Jabal Sayid. The project design includes underground capital development as well as ventilation, paste plant and underground mining infrastructure upgrades where stoping commenced during the third quarter of 2023 with development currently ahead of schedule. The up-cast ventilation raise bore shaft is fully equipped and the reaming of the fresh air ventilation shaft has been completed. The reagent plant and direct flow reactor has been commissioned with optimization in progress. Civil and mechanical construction at the paste plant has been completed with electrical construction nearing completion. Commissioning of the paste plant is scheduled to commence during the second quarter of 2024. The project is 98% complete (up from 95% as at December 31, 2023)

As at March 31, 2024, project spend was $43 million (including $1 million in the first quarter of 2024) out of an estimated capital cost of approximately $43 million (100% basis) and there is no significant spend remaining.

Lumwana Super Pit Expansion, Zambia9

The Lumwana Super Pit Expansion is projected to deliver 240,000 tonnes of copper production per year, from a 50mtpa process plant expansion, with a mine life of more than 30 years. Following the successful transition in 2023 to the owner stripping model we have already seen the 20% planned cost and efficiency benefit which aligns well with the interim mine volumes and longer-term expansion strategy.

The second phase of resource conversion drilling in the Chimiwungo super-pit footprint is still in progress and the conversion drilling for the Malundwe footprint commenced during the first quarter of 2024. The comminution results from the conversion drilling received to date indicates similar properties to the current mined ore.

Flotation and comminution test work for the process plant expansion is 80% completed, which will provide inputs into the plant Feasibility Study design. Geotechnical site investigation drilling of the PFS project layout continued during the quarter, focusing on the large mechanical equipment locations.

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The PFS for the expansion project has been completed during the quarter and indicates increased confidence in the mine planning and capital spending.

The process plant feasibility study is progressing well and tracking at 20% completion. The process flow diagrams and process design criteria is currently being finalized with the support of the engineering consultant, Lycopodium. Value engineering studies on certain elements of the comminution circuit have been completed during the quarter, with design work started on the plant and scoping completed for the feasibility camp. The accelerated feasibility study is scheduled for completion towards the end of 2024, with pre-construction expected to start in 2025 and 2028 targeted for first production.

The PFS design for the TSF has been concluded and capital estimates were incorporated into the updated financial models. The field work on the ESIA was completed during the current quarter and submission to the government is scheduled for the second quarter of 2024.

As at March 31, 2024, we have completed the PFS phase at a total cost of $37 million (including less than $1 million in the first quarter of 2024). Following this milestone, the feasibility study kicked off in 2024 with a total spend to date of $11 million out of an estimated budget of $38 million which will be treated as growth capital expenditure. For 2024, we expect to incur approximately $75 million in growth capital expenditure related to early works for the Lumwana Super Pit expansion. Total project capital cost is estimated to be approximately $2 billion, which will be updated upon completion of the feasibility study.

Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick’s business plan for growth and long-term sustainability.

First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick’s Tier One Gold Asset5 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.

The following section summarizes the exploration results from the first quarter of 2024.

North America

Carlin, Nevada, USA10

Underground conversion drilling has commenced across all sites as planned for the first quarter, with step-out growth drilling expected to commence early in the second quarter in a few key project areas. Results reported below have been returned from 2023 drilling completed late in the previous quarter.

Results from step-out drilling from surface at the Horsham target intercepted a narrow zone of mineralization immediately hanging wall to the mine-scale West Bounding fault, with two narrow intercepts of 3.0 meters at 5.30 g/t Au and 3.0 meters at 3.93 g/t Au from HSX-23003. While narrow, these results confirm continuity of an open system in a roughly 300 meter gap, with high grade results to the southeast (HSC-23001: 32.6 meters at 32.88 g/t Au, previously reported in the second quarter of 2023) and the northwest (NTC-23008: 53.7 meters TW at 19.07 g/t Au, previously reported in the second quarter of 2023). Future step-out drilling is planned to confirm continuity of structures associated with high-grades ahead of potential underground development in this area.

Exploration drilling has commenced across the district at a number of high priority targets. Programs in progress include drill testing a new concept within the Little Boulder Basin located between Leeville and Goldstrike as well as targeting mineralized breccias on the poorly explored, eastern flank of the Western Spur, an uplifted fault-bounded block containing multiple deposits. Further south, proximal to the giant Gold Quarry deposit, drilling is underway to test previously unexplored favorable host rocks at an intersection of significant district-scale ore-controlling faults.

Cortez, Nevada, USA11

Underground drilling was completed this quarter following-up from the previously reported CMX-23018 (33.2 meters at 18.42 g/t Au). Three drill holes stepped out between 80-100 metres along-strike of the 2023 result, expecting to confirm the continuity of the mineral-controlling El Rojo fault, as well as units of the ore-hosting Siluriun Roberts Mountain Formation. Results are expected to be returned early in the third quarter of 2024, but geological observations confirm the presence of the El Rojo fault, albeit with narrower lenses of the Roberts Mountain lithology than expected.

Turquoise Ridge, Nevada, USA

Step-out drilling began this quarter to target continuity of high-grade fault-and-fold features roughly 1 kilometer south of existing underground infrastructure at the southernmost end of the Turquoise Ridge underground mine (TRUG). TSM-24101 is targeting the continuity of the district-scale Getchell Fault Zone at depth, understood to control significant mineralization at depth within TRUG proper and near surface at the historic Getchell Open Pit. This hole will be followed-up with two additional holes in the second quarter of 2024.

At Twin Creeks, results were received from a core hole testing the emerging Nexus Anticline target northeast of the Mega Pit. Broad low grade anomalism was returned in the Comus stratigraphy. The newly recognized anticline appears to be analogous to the overturned anticline hosting the vast majority of mineralization in the Mega deposit to the west. Additional drilling has been motivated to target the intersection of the fold axis with a projection of the D Zone fault, an important ore controlling structure in the Mega Pit. Drilling was also completed along the projections of the Mega Feeder target zone north of Mega, and successfully confirmed low angle deformation, deeper host stratigraphy and alteration extending 1 kilometer north of previous drill holes. Assays are pending, and drilling is testing additional concepts south of Mega along the same deeper target horizon. Potential for a high-grade, feeder-type target beneath Mega and Vista deposits remains and continues to be a high priority exploration target concept within the district.

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Pearl String, Nevada, USA

Comprehensive analysis and peer review of all data led to the conclusion that limited opportunity remained for a significant discovery. The project was returned to the owner.

Hemlo, Canada12

Drilling continued at C-Zone Deep during the quarter aiming to de-risk resource ounces directly down plunge of current mining areas as well as successfully adding resources at the B-Zone Deep and D-zone. Significant intervals include 12.2 meters at 3.73 g/t Au in 90352321, 11.5 meters at 3.94 g/t Au in 90352322, 3.1 meters at 6.64 g/t Au in 90352335 (C-Zone Deep), 3.0 meters at 3.62 g/t Au in 4502307 (Lower B-Zone West), and 5.1 meters at 5.12 g/t Au in 7652332 (D-Zone).

Sturgeon, Ontario, Canada

An unseasonably warm winter prevented the completion of the planned framework diamond drilling from ice platforms. Permitting efforts are advancing.

Patris, Quebec, Canada

The drill-for-till and top of bedrock program was completed over the southern portion of the property targeted basal till beneath 10 to 45 meters of glacio-lacustrine and glacio-fluvial sediments. The program successfully sampled till in 94% of the 90 holes completed. In addition, several holes intersected altered intrusive rocks in subcrop. Analytical results from the program are anticipated in the second quarter.

Latin America & Asia-Pacific

Pueblo Viejo, Dominican Republic

At Pueblo Grande Norte, the framework drilling campaign was completed, with four more diamond holes drilled during the current quarter, for a total of eight holes. These holes confirmed the presence of permeable rocks containing strong disseminated sulphide typical in high-sulfidation systems. Four additional induced polarization lines were completed and a ground-magnetic survey is planned during the next quarter. A review of the geological model and targeting is ongoing, aiming to define the remnant potential of the area.

At Zambrana, to the southeast of the Moore pit, three additional diamond drillholes were completed. These holes confirmed and extended the previously reported zone of shallow oxide mineralization from surface to approximately 30 to 40 meters vertical depth (laboratory results pending).

At Pueblo Grande Sur, located several kilometers to the southeast of Zambrana, additional soil surveys and induced polarization geophysical surveys were completed. A review of the geological model is ongoing aiming to define the potential of the area.

Regional Exploration, Dominican Republic

During the quarter, an option agreement for a new high potential project, “La Jirafa,” was executed. La Jirafa is located in the prospective Los Ranchos Belt (host to Pueblo Viejo) and measures approximately 65 square kilometers. Early-stage geological mapping and sampling was completed during the quarter, confirming an emerging target. In 2024, detailed geological mapping, soil sampling and geophysical surveys are planned to define the geological model, potential and drill targets.

Veladero District, Argentina

Two priority targets are being tested at Veladero. Atahualpa, a gold porphyry target located in the Veladero trend, and Domo Fabiana, an epithermal target related to a series of dome systems.

At Atahualpa, 21 line-kilometers of induced polarization were completed along five east-west lines. A large, 3,200 by 600 meter chargeable anomaly of 20 to 45 millivolt per volt was identified, which coincides with gold porphyry evidence at surface, including banded quartz veinlets and a favorable alteration and geochemical footprint. Two drill-ready targets were defined, with drilling planned to start early in the second quarter.

At Domo Fabiana, rock chip samples defined a large epithermal geochemical footprint associated with favorable alteration and lithologies. A detailed talus sampling program was completed during the current quarter (laboratory results pending).

Following on from the definition of a mineral inventory after the first diamond drilling campaign at the Morro Escondido target, the metallurgical sampling program continues as part of the study to optimize the project economics. The exploration team is evaluating the geological extensions of the mineralization along the La Ortiga trend. A Controlled Source Audio Magneto Telluric (CSAMT) geophysical survey is planned for the second half of 2024 covering the large Ortiga Trend, from Cerro Lila in the north to the Julieta target area south of Morro Escondido.

Northern Chile

Generative work continues, aiming to secure a strong portfolio of district-scale projects that provide exploration optionality. Field-base validation is ongoing in the highest-ranked areas.

El Indio Camp, Chile

During 2024, geological reconnaissance work will continue on the El Indio Camp targets, particularly in the Sancarrón area, where a small drilling campaign is planned to test the extension of mineralized structures that were identified during 2023 field reconnaissance.

Peru

Four consolidated areas of interest in Peru are being advanced, with projects at various stages, from early stage reconnaissance work to drill-ready targets. In parallel, continuing the focus on building a high-quality portfolio across the country, generative work has been accelerated.

Following the definition of several drill-ready targets in Pataqueña, and the granting of drilling permits, preparation for the first framework diamond drilling campaign planned to commence in the second quarter of 2024 is in progress. Pataqueña is an intermediate sulfidation epithermal system in a promising structural setting. Outside the defined targets, district-scale work continues to assess further geological potential.

Following the positive results from early work in the Libelula District, detailed geological mapping and sampling, as well as induced-polarization and ground-magnetic surveys, are planned for the second quarter of 2024. The main objective is to have drill ready targets defined by the third quarter of the year. Fieldwork is also planned in the two additional areas secured along the “Pierina-Libelula Corridor”.

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Ecuador

Following Barrick’s successful participation in a public tender process (which was conducted by ENAMI EP, the state-owned mining company of Ecuador) and the signing of a commercial framework agreement with ENAMI EP, Barrick’s exploration team continues with prospecting work. The focus during the current quarter was the El Salto and Mirafruta Districts, both in the southern Jurassic Belt, which hosts the Mirador and Fruta del Norte deposits. At El Salto, two areas of interest have been defined, while, at Mirafruta, a copper and gold porphyry target is emerging.

Barrick continues to work with ENAMI EP on implementing the framework agreement.

Porgera, Papua New Guinea

Drilling of the Wangima target continued in the first quarter of 2024 and increased to four rigs operating, three underground and one on surface. This drill rate will continue to mid-year before ramping up further to fast track discovery along strike of the current open pit mining operation.

Japan Gold Strategic Alliance, Japan

In Japan, work progressed across the two Southern Kyushu Island projects (Mizobe and Ebino) whilst access to the Hakuryu project on Hokkaido Island and the Togi project on the central Honshu Island was not possible in the current quarter.

At Mizobe, a 12 square kilometer ground magnetic survey has been successfully completed across the volcano-sedimentary basin. The newly acquired data is presently undergoing processing, with initial findings revealing a pattern of structural blocks interpreted as sub-basins, delineated by northeast-oriented structures. Interpretation and integration of the data are scheduled for the second quarter aiming to define the geological model and exploring the potential of the system.

In the Ebino District, field mapping and ground magnetic surveys have commenced in the Masaki area, on a large area with favorable alteration and structural setting, six kilometers north of the Hishikari Mine. Planned work is expected to be completed by the third quarter, aiming to define exploration targets and mineral potential.

Asia Pacific

The exploration team continues its focus on reviewing and evaluating new exploration opportunities at different stages across the Asia Pacific region.

Africa and Middle East

Senegal, Exploration13

On the Bambadji joint venture, diamond drilling to test the depth extension of the Kabewest geological system intersected multiple zones of mineralization within a 350 meter thick package of altered breccias, returning significant intercepts: KBWDH022: 55.5 meters at 1.20 g/t Au (including 3.30 meters at 3.50 g/t) and 11.05 meters at 5.32 g/t Au (including 8.55 meters at 6.64 g/t). Mineralization is associated with strong sulphides and visible gold and remains open at depth. A new drill program is underway investigating the potential for extensions and dilation of the main high-grade breccia system to support a stand alone scale operation.

Along the BMSZ Corridor, deep drilling at Gefa returned an encouraging high-grade intersection, GFDT001: 10.8 meters at 3.63 g/t (including 5.80 meters at 5.10 g/t). This mineralization has similarities in style to the nearby Gounkoto system and is still open at depth and laterally.

On the Bambadji South permit, the scout RC drilling over the strong auger anomalies at the Satadougou target returned several significant intersections in wide spaced drilling over nearly 2 kilometers strike: SATRC019: 6.0 meters at 4.71 g/t (including 3.00 meters at 8.82 g/t) from 56 meters, SATRC024: 7.0 meters at 2.21 g/t (including 2.00 meters at 6.26 g/t) SATRC025: 2.0 meters at 7.02 g/t and, SATRC031: 14.0 meters at 0.84 g/t (including 7.00 meters at 1.30 g/t). These initial shallow drill results have confirmed a new mineralized system over significant scale which remains open in all dimensions.

Loulo-Gounkoto, Mali14

At Yalea, the first holes targeting the potential for large scale extensions and/or repetitions of the main high grade Yalea system at depth were completed. Observations from the first hole confirm a wide altered system was intersected over 70 meters down hole width. Additionally a second hole intersected a wide zone of alteration and variable mineralization approximately 200 meters into the footwall of the main structure, YADH244: 4.65 meters at 4.21 g/t from 1695.95 meters and 27.25 meters at 1.82 g/t from 1708.15 meters (including 3.7 meters at 4.5 g/t). This zone may represent a sparsely tested mineralized structure with significant exploration potential. A third hole returned a stand out intersection on the main Yalea structure supporting the discovery potential: YADH248: 20.9 meters at 6.91 g/t from 1467.45 meters (including 9 meters at 13.91 g/t). Based on the initial results and observations, the design of the next step-out holes will be optimized to test for a large scale discovery.

At Barika, located south along the Yalea Domain Boundary, the initial drill program has confirmed the presence of a mineralized system of significant scale with the following intersections. BKRC001: 13.00 meters at 3.11 g/t Au (including 3.0 meters at 9.16 g/t), BKRC002: 18.00 meters at 1.66 g/t Au, BKRC004: 11.00 meters at 1.23 g/t Au. The system has been delineated over a 400 meter strike length and is open to the south and at depth. These results highlight the exploration potential of the major mineralized corridors of the Loulo district where several additional targets will be a focus in the coming quarters.

At Baboto, drilling resumed this quarter, with encouraging indications of system extensions at depth with high-grade mineralization intersected in hole BNRCDH344: 18.15 meters at 3.00 g/t Au, (including 7.5 meters at 4.56 g/t), associated with moderate-to-strong alteration and commonly observed Baboto-style brittle deformation and fine-disseminated sulphide. An expanded diamond drilling program has been designed to assess the resource potential and bring the target to a key decision point by the end of the third quarter of 2024.

At Gounkoto, drilling continued at MZ1 to assess the opportunity for significant underground extensions to mineralization. Results from GKDH522: 11.60 meters at 2.29 g/t Au, demonstrate the continuity of the shoot trend where further drilling is required to vector towards the higher-grade mineralization. Meanwhile a geological model review has been completed at MZ2/MZ3 and targets have been defined. A drilling program has been finalized to assess these opportunities in the second quarter of 2024.

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Tongon, Côte D’Ivoire15

As part of the strategy to deliver on the Koro A2 systems full potential, activities this quarter focused on investigating the southern extensions and parallel mineralized structures within the adjacent Korokaha North license. A drilling program confirmed multiple near-surface mineralized zones with encouraging results: KKHAC099: 6 meters at 2.2 g/t Au, KKHRC001: 10 meters at 2.16 g/t Au (including 4 meters at 3.29 g/t Au) and 5 meters at 1.52 g/t, KKHAC074: 5 meters at 27.15 g/t. A review is underway to design the optimal program to assess and to better constrain the mineralized system.

Aggressive testing of prioritized targets on the Senoufou Belt in the second quarter aims to deliver near-term life of mine extensions, meanwhile large scale auger programs are in progress to delineate further high quality targets.

Kibali, DRC16

At KCD NW, a follow-up drilling program of eight holes designed to define the geometry of the CS Domain Boundary mineralization near surface was completed this quarter. Geological observations and assay results received to date continue to support the economic potential of the western closure of the CS Domain Boundary to provide open pit resources to the mine. Significant intersections include DDD617: 5.2 meters at 8.85 g/t Au from 238.00 meters and 4.25 meters at 6.02 g/t Au from 354.7 meters. Upon receipt of the remaining assay results the open pit assessment will be completed to determine next steps.

At Agbarabo-Rhino-Airbo-Kombokolo, high grade results and encouraging observations from multiple drill holes this quarter have highlighted the potential of the 1.5 kilometer wide corridor to deliver a significant satellite deposit. Step-out drilling to test the down plunge continuity of multiple lenses have extended the Rhino mineralized system 300 meters down plunge. Meanwhile a near surface drilling program to test for additional open pit mineralization in the Agbarabo system returned high-grade results, validating preserved mineralization beneath the historic pit. Significant intersections include AGDD0004: 13.5 meters at 5.04 g/t Au from 37.5 meters and 16.65 meters at 11.57 g/t Au from 110.30 meters. At Airbo Hill (located between Rhino and Kombokolo), drilling identified a new mineralized lode which is open up and down plunge with a lateral extent of at least 100 meters. Significant intersections include SRRC0085: 43 meters at 3.69 g/t Au from 70.00 meters (including 13 meters at 7.00 g/t from 87.00 meters), SRRC0071: 40 meters at 1.40 g/t Au from 78.00 meters (including 3 meters at 6.76 g/t), SRRC0087: 13 meters at 6.68 g/t Au from 89.00 meters, (including 3 meters at 21.76 g/t).

At Oere, a program of follow-up drilling has commenced to test the continuity of the encouraging high grade mineralization reported in the fourth quarter of 2023 as well as framework drill holes along the rest of the KZ north structure to develop additional high impact targets. The two holes completed to date have confirmed the down dip and along strike continuity of the mineralization system over 200 and 400 meters respectively.

At Zambula, drilling has been completed, and a model update is in progress to assess the potential of the multi-kilometer scale system to provide significant open pit resources to the mine.

North Mara and Bulyanhulu, Tanzania17

At North Mara, diamond drilling at the Benno prospect commenced, aiming to establish the structural controls to the hydrothermal system identified during 2023 programs. Drilling to date has successfully intersected favorably altered rock packages and sulphide mineral assemblages, consistent with the surrounding RC drilling. At Tagota, geological model updates from mapping and re-logging generated five priority targets, increasing the overall prospectivity and opportunity for a satellite discovery within 15 kilometers of the plant. Significant intersections include TGRC048: 6 meters at 1.08 g/t Au from 27 meters and 11 meters at 1.36 g/t Au from 68 meters. At Gokona-Gena, eight targets close to existing infrastructure have been identified, each containing confirmed mineralization that remains open. Drill plans have been designed to test the highest-priority targets for near-term impact on the operation.

At Bulyanhulu, partial assay results received from the Ngula aircore drilling, have returned gold anomalism associated with sheared smoky quartz veins along Bulyanhulu Reef 1-style geological contacts, generating multiple targets within 10 kilometers of the plant. Follow-up RC drilling to test the targets is being planned for the dry season in the second quarter.

Expansion of the exploration portfolio continued during the quarter, with 16 additional permits totaling 606 square kilometers consolidated via option agreements. The consolidation aims to supply the exploration projects required to deliver the next generation of major discoveries in Tanzania.

Jabal Sayid, Kingdom of Saudi Arabia

At Jabal Sayid diamond drilling at Janob has defined a northwest orientation to the copper rich feeder style mineralization one-kilometer southwest of Lode 1. Stratigraphic drill holes and a grid geochemistry program are planned for the second quarter to constrain the position of the ore horizon extending from the main lodes. The intersection between the south trending ore horizon and northwest feeder will be targeted as the preferential site for massive sulphide mineralization.

At Umm ad Damar assay results from the framework drill program confirm the presence of a copper rich VMS system. Framework drilling has targeted depth extensions of mineralization outcropping on surface at four prospects: Umm Ad Damar North, Umm Ad Damar South, 4/6 Gossan and Jabal Sujarah. The license wide airborne VTEM Max geophysical survey, designed to detect evidence of massive sulphide mineralization, has been completed with final survey data pending. A grid air core and soil program is scheduled to commence in the second quarter, which in combination with the VTEM is designed to generate a pipeline of targets under thin soil and sediment cover.

Exploration during the first quarter of 2024 at Jabal Sayid South has constrained the extension of prospective stratigraphy continuing from the Jabal Sayid Mining License. Prospect scale mapping, sampling and airborne geophysics is underway to define targets for drill testing in the second quarter.

BARRICK FIRST QUARTER 2024	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended

	3/31/24	12/31/23	3/31/23

Gold

000s oz sold[a]	910	1,042	954

000s oz produced[a]	940	1,054	952

Market price ($/oz)	2,070	1,971	1,890

Realized price ($/oz)[b]	2,075	1,986	1,902

Revenue	2,528	2,767	2,411

Copper

000s tonnes sold[a,c]	39	53	40

000s tonnes produced[a,c]	40	51	40

Market price ($/lb)	3.83	3.70	4.05

Realized price ($/lb)[b]	3.86	3.78	4.20

Revenue	163	226	171

Other sales	56	66	61

Total revenue	2,747	3,059	2,643

a.	On an attributable basis.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.

Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

Q1 2024 compared to Q4 2023

In the first quarter of 2024, gold revenues decreased by 9% compared to the fourth quarter of 2023, as lower sales volumes were partially offset by a higher realized gold price1. The average market price for the three month period ended March 31, 2024 was $2,070 per ounce, representing an all-time high quarterly average and a 5% increase versus the $1,971 per ounce average in the prior quarter. During the first quarter of 2024, the gold price ranged from $1,984 to an all-time nominal high price of $2,234 per ounce, and closed the quarter at $2,214 per ounce. Gold prices in the first quarter of 2024 continued to be volatile, impacted by economic and geopolitical concerns, expectations for benchmark interest rate cuts, and declining levels of inflation.

In the first quarter of 2024, gold production on an attributable basis was 114 thousand ounces lower than the prior quarter, mainly as Nevada Gold Mines carried out planned maintenance at the Sage autoclave at Turquoise Ridge, mined lower grade ores at Carlin and processed fewer open pit tonnes at Cortez with more waste mined during the quarter. Similarly, Kibali and North Mara processed lower grades, as per their mine plans. These impacts were partially offset by higher grades processed at Loulo-Gounkoto.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q1 2024 compared to Q4 2023

Copper revenues in the first quarter of 2024 decreased by 28% compared to the prior quarter, primarily due to lower sales volumes, partially offset by a higher realized copper price1. The average market price in the first quarter of 2024 was $3.83 per pound, representing an increase of 4% from the $3.70 per pound average in the prior quarter. The realized copper price1 in the first quarter of 2024 was slightly higher than the market copper price due to the impact of positive provisional pricing adjustments, consistent with the prior quarter. During the first quarter of 2024, the copper price traded in a range of $3.69 to $4.16 per pound, and closed the quarter at $3.96 per pound. Copper prices in the first quarter of 2024 were impacted by supply constraints and demand forecasts in China, which is the world’s largest consumer of copper.

Attributable copper production in the first quarter of 2024 was 11 thousand tonnes lower compared to the prior quarter driven by lower grades mined at Lumwana as per the mine plan.

Q1 2024 compared to Q1 2023

For the three month period ended March 31, 2024, gold revenues increased by 5% compared to the same prior year period, primarily due to a higher realized gold price1, partially offset by lower sales volumes. The average market price for the three month period ended March 31, 2024 was $2,070 per ounce versus $1,890 per ounce for the same prior year period.

BARRICK FIRST QUARTER 2024	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)

Q1 2024 compared to Q1 2023

For the three month period ended March 31, 2024, attributable gold production was 12 thousand ounces lower than the same prior year period, primarily due to lower throughput, grades processed and recovery at North Mara, less ore mined at the Crossroads open pit driven by the transition to Phase 6 at Cortez, and planned maintenance at the Sage autoclave at Turquoise Ridge. This was partially offset by higher production at Carlin, due to the conversion of the Goldstrike autoclave to a conventional CIL process and the planned maintenance shutdown that both occurred in the same prior year period.

Copper revenues for the three month period ended March 31, 2024 decreased by 5% compared to the same prior year period, due to a lower realized copper price1, combined with lower sales volume. In the first quarter of 2024, the realized copper price1 was slightly higher than the market copper price due to the impact of positive provisional pricing adjustments, consistent with the same prior year period.

Attributable copper production for the three month period ended March 31, 2024 was in line with the same prior year period, with all sites consistent with the same prior year period.

Production Costs

($ millions, except per ounce/pound data in dollars)		For the three months ended

	3/31/24	12/31/23	3/31/23

Gold

Site operating costs	1,257	1,355	1,208

Depreciation	407	471	445

Royalty expense	88	92	101

Community relations	9	10	7

Cost of sales	1,761	1,928	1,761

Cost of sales ($/oz)[a]	1,425	1,359	1,378

Total cash costs ($/oz)[b]	1,051	982	986

All-in sustaining costs ($/oz)[b]	1,474	1,364	1,370

Copper

Site operating costs	95	105	115

Depreciation	60	86	44

Royalty expense	12	16	15

Community relations	1	2	0

Cost of sales	168	209	174

Cost of sales ($/lb)[a]	3.20	2.92	3.22

C1 cash costs ($/lb)[b]	2.40	2.17	2.71

All-in sustaining costs ($/lb)[b]	3.59	3.12	3.40

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.

Q1 2024 compared to Q4 2023

In the first quarter of 2024, gold cost of sales on a consolidated basis was 9% lower than the fourth quarter of 2023, mainly due to lower sales volume. Our 45% interest in Kibali is equity accounted, and therefore the mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, includes our proportionate share of cost of sales at our equity method investees, and were 5% and 7% higher, respectively, than the prior quarter, mainly due to the impact of the lower sales volumes.

In the first quarter of 2024, gold all-in sustaining costs per ounce1, which also includes our proportionate share of equity method investees, increased by 8% compared to the prior quarter. This was primarily due to higher total cash costs per ounce1, as described above, combined with higher minesite sustaining capital expenditures1 on a per ounce basis.

In the first quarter of 2024, copper cost of sales on a consolidated basis was 20% lower than the prior quarter, due to lower sales volumes. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 and C1 cash costs per pound1 were 10% and 11% higher, respectively, compared to the prior period, primarily due to lower grades processed, partially offset by improved mining efficiencies and lower G&A costs at Lumwana.

BARRICK FIRST QUARTER 2024	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

In the first quarter of 2024, copper all-in sustaining costs1 per pound, which also includes our proportionate share of equity method investees, was 15% higher than the prior quarter, primarily due to an increase in C1 cash costs per pound1, as discussed above, combined with an increase in minesite sustaining capital expenditures1 related to higher capitalized waste stripping at Lumwana.

Q1 2024 compared to Q1 2023

For the three month period ended March 31, 2024, gold cost of sales on a consolidated basis was in line with the same prior year period, as higher site operating costs were offset by lower depreciation. Our 45% interest in Kibali is equity accounted and therefore, the mine’s cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, include our proportionate share of cost of sales at our equity method investees, and were 3% and 7% higher, respectively, compared to the same prior year period. This was mainly due to lower grades processed and higher operating costs at North Mara, combined with lower recoveries and higher consumables and maintenance costs at Pueblo Viejo as we work on fine tuning the chemistry in the expanded processing plant.

For the three month period ended March 31, 2024, gold all-in sustaining costs per ounce1 was 8% higher than the same prior year period, primarily due to higher total cash costs per ounce1, as described above, combined with higher minesite sustaining capital expenditures1.

For the three month period ended March 31, 2024, copper cost of sales on a consolidated basis was 3% lower than the same prior year period, primarily due to the impact of lower sales volumes, partially offset by higher depreciation expense. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, includes our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 and C1 cash costs1 were 1% and 11% lower, respectively, compared to the same prior year period, primarily due to the improved mining efficiencies and lower G&A costs, combined with the impact of higher grades processed at Lumwana. The decrease in cost of sales per pound2 was partially offset by higher depreciation at Lumwana.

For the three month period ended March 31, 2024, copper all-in sustaining costs per pound1 were 6% higher than the same prior year period, primarily reflecting higher minesite sustaining capital expenditures1 as result of the increase in waste stripping tonnes following the investment in the owner stripping fleet at Lumwana, partially offset by lower C1 cash costs per pound1, as discussed above.

Capital Expendituresa

($ millions)		For the three months ended

	3/31/24	12/31/23	3/31/23

Minesite sustaining[b]	550	569	454

Project capital expenditures[b,c]	165	278	226

Capitalized interest	13	14	8

Total consolidated capital expenditures	728	861	688

Attributable capital expenditures[d]	572	660	526

a.	These amounts are presented on a cash basis.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Project capital expenditures[1] are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.	These amounts are presented on the same basis as our guidance.

Q1 2024 compared to Q4 2023

In the first quarter of 2024, total consolidated capital expenditures on a cash basis decreased by 15% compared to the fourth quarter of 2023 due to a decrease in both project capital expenditures1 and minesite sustaining capital expenditures1. Project capital expenditures1 decreased by 41% compared to the prior quarter, mainly as commissioning of the solar substation and half of the array for the NGM TS Solar Project was completed in the prior quarter. This was combined with the Loulo-Gounkoto solar project being commissioned during the current quarter, and construction progress of the underground paste plant at North Mara. The decrease in minesite sustaining capital expenditures1 of 3% was primarily driven by a reduction in the number of new haul trucks commissioned at Cortez.

Q1 2024 compared to Q1 2023

For the three month period ended March 31, 2024, total consolidated capital expenditures on a cash basis increased by 6% compared to the same prior year period. This was mainly due to an increase in minesite sustaining capital expenditures1, partially offset by a decrease in project capital expenditures1. Minesite sustaining capital expenditures1 increased by 21% compared with the same prior year period mainly due to higher capitalized waste stripping at Lumwana and Carlin, combined with increased underground development and the purchase of Komatsu 930-E haul trucks at Carlin. Project capital expenditures1 decreased by 27% compared to the same prior year period, primarily due to lower expenditures at Loulo-Gounkoto due to the commissioning of the solar plant project during the current quarter, at Pueblo Viejo as the plant expansion project was substantially completed in the prior year, and at Lumwana resulting from the investment in the owner stripping fleet occurring in the prior year.

BARRICK FIRST QUARTER 2024	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

General and Administrative Expenses

($ millions)		For the three months ended

	3/31/24	12/31/23	3/31/23

Corporate administration	27	27	28

Share-based compensation[a]	1	2	11

General & administrative expenses	28	29	39

a.	Based on a US$15.63 share price as at March 31, 2024 (December 31, 2023: US$18.09 and March 31, 2023: US$18.27).

Q1 2024 compared to Q4 2023

In the first quarter of 2024, general and administrative expenses was in line with the prior quarter.

Q1 2024 compared to Q1 2023

For the three month period ended March 31, 2024, general and administrative expenses decreased by $11 million compared to the same prior year period resulting from a lower share-based compensation expense due to a decrease in our share price during the current quarter compared to an increase in the same prior year period.

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended

	3/31/24	12/31/23	3/31/23

Global exploration and evaluation	24	44	27

Project costs:

Reko Diq	39	25	5

Pascua-Lama	5	6	8

Pueblo Viejo	1	1	1

Lumwana	0	11	7

Other	12	8	11

Corporate development	1	4	1

Global exploration and evaluation and project expense	82	99	60

Minesite exploration and evaluation	13	4	11

Total exploration, evaluation and project expenses	95	103	71

Q1 2024 compared to Q4 2023

Exploration, evaluation and project expenses for the first quarter of 2024 decreased by $8 million compared to the fourth quarter of 2023 driven by lower global exploration and evaluation costs across all regions, combined with lower project costs at Lumwana as the PFS work was largely completed in the prior quarter and the Feasibility Study will be capitalized. This was partially offset by higher project costs at Reko Diq as activity continues to ramp-up at the reconstituted project.

Q1 2024 compared to Q1 2023

Exploration, evaluation and project expenses for the three month period ended March 31, 2024 increased by $24 million compared to the same prior year period, driven by higher project costs at Reko Diq due to the ramp-up of activities at the reconstituted project, partially offset by lower project costs at Lumwana as explained above.

Finance Costs, Net

($ millions)		For the three months ended

	3/31/24	12/31/23	3/31/23

Interest expense[a]	93	88	105

Accretion	21	23	21

Interest capitalized	(13)	(15)	(7)

Other finance costs	1	3	1

Finance income	(71)	(83)	(62)

Finance costs, net	31	16	58

a.

For the three months ended March 31, 2024, interest expense includes approximately $8 million of non-cash interest expense relating to the streaming agreements with Royal Gold, Inc. (December 31, 2023: $7 million and March 31, 2023: $8 million).

Q1 2024 compared to Q4 2023

In the first quarter of 2024, finance costs, net were $15 million higher than the prior quarter, mainly due to lower finance income.

Q1 2024 compared to Q1 2023

For the three month period ended March 31, 2024, finance costs, net decreased by $27 million compared to the same prior year period, primarily due to lower interest expense combined with higher finance income.

Additional Significant Statement of Income Items

($ millions)		For the three months ended

	3/31/24	12/31/23	3/31/23

Impairment charges	17	289	1

Loss on currency translation	12	37	38

Closed mine rehabilitation	(2)	51	22

Other expense (income)	17	(323)	52

Impairment Charges

Q1 2024 compared to Q4 2023

In the first quarter of 2024, net impairment charges were $17 million, compared to $289 million in the prior period. The impairment charges in the first quarter of 2024 relate to miscellaneous property, plant and equipment assets. The impairment charges in the prior quarter mainly related to a long-lived asset impairment of $280 million at Long Canyon, as we decided not to pursue the permitting associated with Phase 2 mining.

Q1 2024 compared to Q1 2023

For the three month period ended March 31, 2024, net impairment charges were $17 million, compared to $1 million in the same prior year period. The impairment charges in the first quarter of 2024 relate to miscellaneous property, plant and equipment assets. There were no significant impairment charges or reversals in the same prior year period.

Loss on Currency Translation

Q1 2024 compared to Q4 2023

Loss on currency translation in the first quarter of 2024 was $12 million compared to $37 million in the prior quarter. The loss in the current quarter mainly related to the devaluation of the Chilean peso and the Argentine peso, while the losses in the prior quarter mainly related to the significant devaluation of the Argentine peso. This currency fluctuation

BARRICK FIRST QUARTER 2024	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

resulted in a revaluation of our local currency denominated value-added tax receivable and local currency denominated payable balances.

Q1 2024 compared to Q1 2023

Loss on currency translation in the first quarter of 2024 was $12 million compared to $38 million in the same prior year period. The loss in the current quarter mainly related to the devaluation of the Argentine peso and the Chilean peso. The losses in the same prior year period mainly related to the devaluation of the Zambian kwacha, resulting from high inflation levels and concerns regarding the restructuring of the country’s debt, which subsequently reversed in the second quarter of 2023 as a debt restructuring deal was made. These currency fluctuations resulted in a revaluation of our local currency denominated value-added tax receivable and local currency denominated payable balances.

Closed Mine Rehabilitation

Q1 2024 compared to Q4 2023

Closed mine rehabilitation gain in the first quarter of 2024 was $2 million compared to an expense of $51 million in the prior quarter, mainly due to a slight increase in the market real risk-free rate used to discount the closure provision in the current period, whereas the market real risk-free rate decreased in the prior quarter.

Q1 2024 compared to Q1 2023

Closed mine rehabilitation gain in the first quarter of 2024 was $2 million compared to an expense of $22 million in the same prior year period, mainly due to a slight increase in the market real risk-free rate used to discount the closure provision in the current period, whereas the market real risk-free rate decreased in the same prior year period.

Other Expense (Income)

Q1 2024 compared to Q4 2023

For the three months ended March 31, 2024, other expense was $17 million compared to other income of $323 million in the prior quarter. The change of $340 million mainly relates to a gain of $352 million in the prior quarter as the conditions for the reopening of the Porgera mine were completed on December 22, 2023.

Q1 2024 compared to Q1 2023

For the three months ended March 31, 2024, other expense was $17 million compared to $52 million in the same prior year period. The decrease of $35 million mainly relates to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership that occurred in the same prior year period.

Income Tax Expense

Income tax expense was $174 million in the first quarter of 2024. The unadjusted effective income tax rate in the first quarter of 2024 was 26% of income before income taxes.

The underlying effective income tax rate on ordinary income in the first quarter of 2024 was 22% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of the de-recognition of deferred tax assets; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; and the impact of other expense adjustments.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 9 of the Financial Statements.

Withholding Taxes

In the first quarter of 2024, we recorded $14 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Peru and the United States.

OECD Pillar Two model rules

We have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. We continue working on assessing our exposure to Pillar Two income taxes and based on the analysis performed to date, we do not expect the impact of Pillar Two provisions to be material to the Company.

BARRICK FIRST QUARTER 2024	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 3/31/24	As at 12/31/23

Total cash and equivalents	3,942	4,148

Current assets	3,339	3,290

Non-current assets	38,562	38,373

Total Assets	45,843	45,811

Current liabilities excluding short-term debt	2,183	2,345

Non-current liabilities excluding long-term debt[a]	6,718	6,738

Debt (current and long-term)	4,725	4,726

Total Liabilities	13,626	13,809

Total shareholders’ equity	23,463	23,341

Non-controlling interests	8,754	8,661

Total Equity	32,217	32,002

Total common shares outstanding (millions of shares)	1,756	1,756

Debt, net of cash	783	578

Key Financial Ratios:

Current ratio[b]	3.32:1	3.16:1

Debt-to-equity[c]	0.15:1	0.15:1

a.	Non-current financial liabilities as at March 31, 2024 were $5,218 million (December 31, 2023: $5,221 million).
b.	Represents current assets divided by current liabilities (including short-term debt) as at March 31, 2024 and December 31, 2023.
c.	Represents debt divided by total shareholders’ equity (including minority interest) as at March 31, 2024 and December 31, 2023.

Balance Sheet Review

Total assets were $45.8 billion as at March 31, 2024, slightly higher than total assets as at December 31, 2023.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.

Total liabilities at March 31, 2024 were $13.6 billion, slightly lower than total liabilities at December 31, 2023. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.

Shareholders’ Equity

4/23/2024	Number of shares

Common shares	1,755,636,101

Stock options	—

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, securities buybacks and dividends.

Total cash and cash equivalents as at March 31, 2024 were $3.9 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at March 31, 2024, our total debt was $4.7 billion (debt, net of cash and equivalents was $783 million) and our debt-to-equity ratio was 0.15:1. This compares to total debt as at December 31, 2023 of $4.7 billion (debt, net of cash and equivalents was $578 million), and a debt-to-equity ratio of 0.15:1.

Uses of cash for the remainder of 2024 include capital commitments of $338 million, and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $1,900 to $2,300 million during the remainder of the year, based on our annual guidance range on page 12. For the remainder of 2024, we have contractual obligations and commitments of $744 million for supplies and consumables. In addition, we have $267 million in interest payments and other amounts as detailed in the table on page 52. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as our existing cash balances as necessary. As previously disclosed, we have authorized a share buyback program, where we may purchase up to $1 billion of Barrick shares. As at March 31, 2024, we had not purchased any shares under this program in 2024.

We also have a performance dividend policy that will enhance the return to shareholders when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our consolidated balance sheet at the end of each quarter as per the schedule below.

BARRICK FIRST QUARTER 2024	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The revolving Credit Facility incorporates sustainability-linked metrics and are made up of annual environmental and social performance targets directly influenced by Barrick’s actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.02:1 as at March 31, 2024 (0.02:1 as at December 31, 2023).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended

	3/31/24	12/31/23	3/31/23

Net cash provided by operating activities	760	997	776

Investing activities

Capital expenditures	(728)	(861)	(688)

Funding of equity method investments	(44)	0	0

Dividends received from equity method investments	47	114	67

Shareholder loan repayments from equity method investments	45	7	0

Investment purchases	0	(26)	0

Other	0	0	3

Total investing outflows	(680)	(766)	(618)

Net change in debt[a]	(3)	(45)	(4)

Dividends[b]	(175)	(176)	(175)

Net disbursements to non-controlling interests	(99)	(138)	(62)

Other	(7)	17	20

Total financing outflows	(284)	(342)	(221)

Effect of exchange rate	(2)	(2)	0

Decrease in cash and equivalents	(206)	(113)	(63)

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.	For the three months ended March 31, 2024, we declared and paid dividends per share in US dollars totaling $0.10 (December 31, 2023: declared and paid $0.10; March 31, 2023: declared and paid $0.10).

Q1 2024 compared to Q4 2023

In the first quarter of 2024, we generated $760 million in operating cash flow, compared to $997 million in the prior quarter. The decrease of $237 million was primarily due to lower gold and copper sales volumes, higher total cash costs/C1 cash costs per ounce/pound1, partially offset by higher realized gold and copper prices1. Operating cash flow was further impacted by an unfavorable movement in working capital, mainly in accounts payable and other current assets (mainly VAT receivables), partially offset by a favorable movement in accounts receivable. This was partially offset by a decrease in interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in Q2 and Q4.

Cash outflows from investing activities in the first quarter of 2024 were $680 million, compared to $766 million in the prior quarter. The decreased outflow of $86 million was primarily due to lower capital expenditures relating to the NGM TS Solar Project, Loulo-Gounkoto solar project, and underground paste plant at North Mara. This was partially offset by lower net distributions received from equity method investments, as lower dividends received from Kibali and funding made to Porgera was partially offset by higher shareholder loan repayments made by Kibali.

Net financing cash outflows for the first quarter of 2024 amounted to $284 million, compared to $342 million in the prior quarter. The decrease of $58 million is primarily due to the repurchase of approximately $43 million notional of debt securities occurring in the prior quarter, combined with lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM.

BARRICK FIRST QUARTER 2024	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Q1 2024 compared to Q1 2023

In the first quarter of 2024, we generated $760 million in operating cash flow, compared to $776 million in the same prior year period. The decrease of $16 million was primarily due to an unfavorable movement in working capital, mainly in other current assets (mainly VAT receivables) and accounts payable, partially offset by a favorable movement in inventory and accounts receivable. Operating cash flow was further impacted by a higher realized gold price1, partially offset by lower gold sales volumes and higher total cash costs per pound1.

Cash outflows from investing activities in the first quarter of 2024 were $680 million compared to $618 million in the same prior year period. The increase of $62 million was primarily due to higher capital expenditures mainly due to higher capitalized waste stripping at Lumwana and Carlin, combined with increased underground development and the purchase of Komatsu 930-E haul trucks at Carlin. This was combined with the funding of equity method investments during the current quarter, in particular Porgera, partially offset by shareholder loan repayments made by equity method investments, in particular Kibali.

Net financing cash outflows for the first quarter of 2024 amounted to $284 million compared to $221 million in the same prior year period. The increase of $63 million is primarily due to higher net disbursements to non-controlling interests, primarily to Newmont in relation to their interest in NGM, combined with the repayment from Pueblo Viejo of the JV partner shareholder loan occurring in the same prior year period.

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 15 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 3/31/24

	2024	2025	2026	2027	2028	2029 and thereafter	Total

Debt[a]

Repayment of principal	0	12	47	0	0	4,631	4,690

Capital leases	9	10	9	8	4	16	56

Interest	267	285	282	279	278	2,938	4,329

Provisions for environmental rehabilitation[b]	267	170	116	92	173	1,776	2,594

Restricted share units	6	11	1	0	0	0	18

Pension benefits and other post-retirement benefits	4	5	5	5	4	51	74

Purchase obligations for supplies and consumables[c]	744	266	199	193	181	213	1,796

Capital commitments[d]	338	6	0	0	0	0	344

Social development costs[e]	27	14	11	3	3	57	115

Other obligations[f]	19	46	53	50	49	511	728

Total	1,681	825	723	630	692	10,193	14,744

a.

Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2024. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of environmental rehabilitation.
c.	Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.	Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.	Social development costs: Includes a commitment of $14 million in 2029 and thereafter, related to the funding of a power transmission line in Argentina.
f.

Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp., and minimum royalty payments.

BARRICK FIRST QUARTER 2024	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2024	2023	2023	2023	2023	2022	2022	2022

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	2,747	3,059	2,862	2,833	2,643	2,774	2,527	2,859

Realized price per ounce – gold[b]	2,075	1,986	1,928	1,972	1,902	1,728	1,722	1,861

Realized price per pound – copper[b]	3.86	3.78	3.78	3.70	4.20	3.81	3.24	3.72

Cost of sales	1,936	2,139	1,915	1,937	1,941	2,093	1,815	1,850

Net earnings	295	479	368	305	120	(735)	241	488

Per share (dollars)[c]	0.17	0.27	0.21	0.17	0.07	(0.42)	0.14	0.27

Adjusted net earnings[b]	333	466	418	336	247	220	224	419

Per share (dollars)[b,c]	0.19	0.27	0.24	0.19	0.14	0.13	0.13	0.24

Operating cash flow	760	997	1,127	832	776	795	758	924

Consolidated capital expenditures[d]	728	861	768	769	688	891	792	755

Free cash flow[b]	32	136	359	63	88	(96)	(34)	169

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.
c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.	Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with ongoing strength in gold and copper prices, has resulted in strong operating cash flows over several quarters. The positive free cash flow1 generated, together with the proceeds from various divestitures, have allowed us to continue to reinvest in our business, strengthen our balance sheet and to increase returns to shareholders.

Net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In the fourth quarter of 2023, we recorded a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023. In addition, we recorded a long-lived asset impairment of $143 million (net of tax and non-

controlling interests) at Long Canyon. In the first quarter of 2023, we recorded a loss on currency translation of $38 million, mainly related to the devaluation of the Zambian kwacha, and a $30 million commitment towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership. In the fourth quarter of 2022, we recorded a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon. In addition, we recorded an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2023 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK FIRST QUARTER 2024	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

∎	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
∎	Acquisition/disposition gains/losses;
∎	Foreign currency translation gains/losses;
∎	Significant tax adjustments;
∎	Other items that are not indicative of the underlying operating performance of our core mining business; and
∎	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/ disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2024	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)		For the three months ended

	3/31/24	12/31/23	3/31/23

Net earnings attributable to equity holders of the Company	295	479	120

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	17	289	1

Acquisition/disposition gains[b]	(1)	(354)	(3)

Loss on currency translation	12	37	38

Significant tax adjustments[c]	29	120	48

Other (income) expense adjustments[d]	(9)	41	63

Non-controlling interest[e]	(4)	(89)	(6)

Tax effect[e]	(6)	(57)	(14)

Adjusted net earnings	333	466	247

Net earnings per share[f]	0.17	0.27	0.07

Adjusted net earnings per share[f]	0.19	0.27	0.14

a.

For the three month period ended March 31, 2024, net impairment charges were mainly related to miscellaneous property, plant and equipment assets. For the three month period ended December 31, 2023, net impairment charges mainly related to a long-lived asset impairment at Long Canyon.

b.

For the three month period ended December 31, 2023, acquisition/disposition gains mainly related to a gain on the reopening of the Porgera mine as the conditions for the reopening were completed on December 22, 2023.

c.

For the three month period ended March 31, 2024, significant tax adjustments were mainly related to the de-recognition of deferred tax assets and the remeasurement of deferred tax balances. Significant tax adjustments for the three month period ended December 31, 2023 related to foreign currency translation gains and losses on tax balances; the impact of prior year adjustments; and the recognition and derecognition of deferred tax assets.

d.

For the three month periods ended March 31, 2024 and December 31, 2023, other (income) expense adjustments mainly related to changes in the discount rate assumptions on our closed mine rehabilitation provision. The three month period ended December 31, 2023 was further impacted by care and maintenance expenses at Porgera. Other (income) expense adjustments for the three month period ended March 31, 2023 mainly related to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership.

e.	Non-controlling interest and tax effect for the three month period ended March 31, 2024 primarily relates to net impairment charges.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended

	3/31/24	12/31/23	3/31/23

Net cash provided by operating activities	760	997	776

Capital expenditures	(728)	(861)	(688)

Free cash flow	32	136	88

Capital Expenditures

Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2024	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of the Classification of Capital Expenditures

($ millions)		For the three months ended

	3/31/24	12/31/23	3/31/23

Minesite sustaining capital expenditures	550	569	454

Project capital expenditures	165	278	226

Capitalized interest	13	14	8

Total consolidated capital expenditures	728	861	688

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick. The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK FIRST QUARTER 2024	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended

	Footnote	3/31/24	12/31/23	3/31/23

Cost of sales applicable to gold production		1,761	1,928	1,761

Depreciation		(407)	(471)	(445)

Cash cost of sales applicable to equity method investments		56	65	63

By-product credits		(56)	(66)	(61)

Non-recurring items	a	0	0	0

Other	b	2	6	0

Non-controlling interests	c	(400)	(432)	(378)

Total cash costs		956	1,030	940

General & administrative costs		28	29	39

Minesite exploration and evaluation costs	d	13	4	11

Minesite sustaining capital expenditures	e	550	569	454

Sustaining leases		6	7	7

Rehabilitation - accretion and amortization (operating sites)	f	17	20	14

Non-controlling interest, copper operations and other	g	(224)	(230)	(159)

All-in sustaining costs		1,346	1,429	1,306

Global exploration and evaluation and project expense	d	82	99	60

Community relations costs not related to current operations		0	1	0

Project capital expenditures	e	165	278	226

Non-sustaining leases		0	0	0

Rehabilitation - accretion and amortization (non-operating sites)	f	7	7	6

Non-controlling interest and copper operations and other	g	(92)	(112)	(88)

All-in costs		1,508	1,702	1,510

Ounces sold - attributable basis (000s ounces)	h	910	1,042	954

Cost of sales per ounce	i,j	1,425	1,359	1,378

Total cash costs per ounce	j	1,051	982	986

Total cash costs per ounce (on a co-product basis)	j,k	1,093	1,026	1,030

All-in sustaining costs per ounce	j	1,474	1,364	1,370

All-in sustaining costs per ounce (on a co-product basis)	j,k	1,516	1,408	1,414

All-in costs per ounce	j	1,657	1,627	1,583

All-in costs per ounce (on a co-product basis)	j,k	1,699	1,671	1,627

a.	Non-recurring items These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.

Other

Other adjustments for the three month period ended March 31, 2024 include the removal of total cash costs and by-product credits associated with Pierina of $nil (December 31, 2023: $nil; March 31, 2023: $3 million), which was producing incidental ounces until December 31, 2023 while in closure.

c.

Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $542 million for the three month period ended March 31, 2024 (December 31, 2023: $594 million and March 31, 2023: $529 million). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 4 to the Financial Statements for further information.

d.

Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 48 of this MD&A.

e.

Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year include the plant expansion project at Pueblo Viejo and the solar project at NGM. Refer to page 47 of this MD&A.

f.

Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.

Non-controlling interest and copper operations

Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

BARRICK FIRST QUARTER 2024	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)		For the three months ended

Non-controlling interest, copper operations and other	3/31/24	12/31/23	3/31/23

General & administrative costs	(4)	7	(6)

Minesite exploration and evaluation expenses	(2)	(2)	(4)

Rehabilitation - accretion and amortization (operating sites)	(5)	(6)	(5)

Minesite sustaining capital expenditures	(213)	(229)	(144)

All-in sustaining costs total	(224)	(230)	(159)

Global exploration and evaluation and project expense	(44)	(40)	(12)

Project capital expenditures	(48)	(72)	(76)

All-in costs total	(92)	(112)	(88)

h.	Ounces sold - attributable basis

Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $nil for the three month period ended March 31, 2024 (December 31, 2023: $nil and March 31, 2023: $3 million), which was producing incidental ounces up until December 31, 2023 while in closure. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

j.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended

	3/31/24	12/31/23	3/31/23
By-product credits	56	66	61

Non-controlling interest	(18)	(20)	(19)

By-product credits (net of non-controlling interest)	38	46	42

BARRICK FIRST QUARTER 2024	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)						For the three months ended 3/31/24

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		468	261	174	88	991	65	1,056

Depreciation		(83)	(75)	(37)	(18)	(213)	(9)	(222)

By-product credits		(1)	(1)	0	(34)	(36)	0	(36)

Non-recurring items	c	0	0	0	0	0	0	0

Other	d	(5)	0	0	6	1	0	1

Non-controlling interests		(146)	(71)	(53)	(15)	(285)	0	(285)

Total cash costs		233	114	84	27	458	56	514

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	1	1	1	6	0	6

Minesite sustaining capital expenditures	f	183	72	27	6	295	10	305

Sustaining capital leases		0	0	0	1	1	0	1

Rehabilitation - accretion and amortization (operating sites)	g	3	4	1	1	9	0	9

Non-controlling interests		(73)	(30)	(11)	(4)	(120)	0	(120)

All-in sustaining costs		349	161	102	32	649	66	715

Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0

Project capital expenditures	f	12	31	0	0	56	0	56

Non-controlling interests		(5)	(12)	0	0	(22)	0	(22)

All-in costs		356	180	102	32	683	66	749

Ounces sold - attributable basis (000s ounces)		207	121	62	34	424	38	462

Cost of sales per ounce	h,i	1,371	1,329	1,733	1,595	1,431	1,715	1,454

Total cash costs per ounce	i	1,127	946	1,359	767	1,081	1,476	1,114

Total cash costs per ounce (on a co-product basis)	i,j	1,129	949	1,363	1,272	1,123	1,484	1,154

All-in sustaining costs per ounce	i	1,687	1,341	1,655	944	1,536	1,754	1,554

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,689	1,344	1,659	1,449	1,578	1,762	1,594

All-in costs per ounce	i	1,722	1,503	1,661	944	1,621	1,773	1,633

All-in costs per ounce (on a co-product basis)	i,j	1,724	1,506	1,665	1,449	1,663	1,781	1,673

($ millions, except per ounce information in dollars)						For the three months ended 3/31/24

		Footnote		Pueblo Viejo	Veladero		Porgera[k]	Latin America & Asia Pacific

Cost of sales applicable to gold production				210	45		—	255

Depreciation				(62)	(11)		—	(73)

By-product credits				(10)	(1)		—	(11)

Non-recurring items		c		0	0		—	0

Other		d		0	0		—	0

Non-controlling interests				(55)	0		—	(55)

Total cash costs				83	33		—	116

General & administrative costs				0	0		—	0

Minesite exploration and evaluation costs		e		0	3		—	3

Minesite sustaining capital expenditures		f		42	21		—	63

Sustaining capital leases				0	0		—	0

Rehabilitation - accretion and amortization (operating sites)		g		1	0		—	1

Non-controlling interests				(17)	0		—	(17)

All-in sustaining costs				109	57		—	166

Global exploration and evaluation and project expense		e		0	0		—	0

Project capital expenditures		f		33	10		—	43

Non-controlling interests				(13)	0		—	(13)

All-in costs				129	67		—	196

Ounces sold - attributable basis (000s ounces)				82	33		—	115

Cost of sales per ounce		h,i		1,527	1,322		—	1,480

Total cash costs per ounce		i		1,013	961		—	1,000

Total cash costs per ounce (on a co-product basis)		i,j		1,075	1,000		—	1,055

All-in sustaining costs per ounce		i		1,334	1,664		—	1,437

All-in sustaining costs per ounce (on a co-product basis)		i,j		1,396	1,703		—	1,492

All-in costs per ounce		i		1,571	1,953		—	1,690

All-in costs per ounce (on a co-product basis)		i,j		1,633	1,992		—	1,745

BARRICK FIRST QUARTER 2024	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 3/31/24
	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		206	86	92	73	71	528

Depreciation		(67)	(28)	(18)	(10)	(15)	(138)

By-product credits		0	0	0	0	(6)	(6)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(28)	0	(12)	(6)	(8)	(54)

Total cash costs		111	58	62	57	42	330

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	50	15	22	2	21	110

Sustaining capital leases		0	2	0	0	0	2

Rehabilitation - accretion and amortization (operating sites)	g	1	0	1	4	0	6

Non-controlling interests		(10)	0	(4)	(1)	(3)	(18)

All-in sustaining costs		152	75	81	62	60	430

Global exploration and evaluation and project expense	e	0	0	0	0	0	0

Project capital expenditures	f	24	9	14	0	10	57

Non-controlling interests		(5)	0	(2)	0	(2)	(9)

All-in costs		171	84	93	62	68	478

Ounces sold - attributable basis (000s ounces)		140	72	46	35	40	333

Cost of sales per ounce	h,i	1,177	1,200	1,678	1,887	1,479	1,362

Total cash costs per ounce	i	794	802	1,339	1,630	1,044	989

Total cash costs per ounce (on a co-product basis)	i,j	794	807	1,346	1,636	1,161	1,006

All-in sustaining costs per ounce	i	1,092	1,048	1,753	1,773	1,485	1,293

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,092	1,053	1,760	1,779	1,602	1,310

All-in costs per ounce	i	1,229	1,165	2,006	1,773	1,695	1,436

All-in costs per ounce (on a co-product basis)	i,j	1,229	1,170	2,013	1,779	1,812	1,453

($ millions, except per ounce information in dollars)						For the three months ended 12/31/23
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		443	361	197	6	102	1,114	53	1,167

Depreciation		(77)	(118)	(51)	(4)	(21)	(273)	(7)	(280)

By-product credits		0	(1)	(1)	0	(38)	(40)	0	(40)

Non-recurring items	c	0	0	0	0	0	0	0	0

Other	d	(6)	0	0	0	8	1	0	1

Non-controlling interests		(139)	(93)	(55)	0	(19)	(307)	0	(307)

Total cash costs		221	149	90	2	32	495	46	541

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	2	1	1	0	0	5	0	5

Minesite sustaining capital expenditures	f	174	100	28	0	9	314	8	322

Sustaining capital leases		0	0	0	0	1	1	0	1

Rehabilitation - accretion and amortization (operating sites)	g	3	5	0	0	2	10	0	10

Non-controlling interests		(70)	(40)	(11)	0	(5)	(128)	0	(128)

All-in sustaining costs		330	215	108	2	39	697	54	751

Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	3	29	2	0	0	126	0	126

Non-controlling interests		(1)	(11)	(1)	0	0	(49)	0	(49)

All-in costs		332	233	109	2	39	774	54	828

Ounces sold - attributable basis (000s ounces)		220	164	86	2	39	511	33	544

Cost of sales per ounce	h,i	1,219	1,353	1,419	2,193	1,576	1,331	1,618	1,348

Total cash costs per ounce	i	1,006	909	1,046	990	787	968	1,407	995

Total cash costs per ounce (on a co-product basis)	i,j	1,008	911	1,053	992	1,258	1,007	1,413	1,032

All-in sustaining costs per ounce	i	1,506	1,309	1,257	1,074	981	1,366	1,671	1,385

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,508	1,311	1,264	1,076	1,452	1,405	1,677	1,422

All-in costs per ounce	i	1,513	1,416	1,275	1,074	981	1,518	1,700	1,529

All-in costs per ounce (on a co-product basis)	i,j	1,515	1,418	1,282	1,076	1,452	1,557	1,706	1,566

BARRICK FIRST QUARTER 2024	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the three months ended 12/31/23

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		235	64	299

Depreciation		(66)	(14)	(80)

By-product credits		(11)	(2)	(13)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(63)	0	(63)

Total cash costs		95	48	143

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	1	1

Minesite sustaining capital expenditures	f	51	17	68

Sustaining capital leases		0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	2	0	2

Non-controlling interests		(21)	0	(21)

All-in sustaining costs		127	66	193

Global exploration and evaluation and project expense	e	2	0	2

Project capital expenditures	f	15	5	20

Non-controlling interests		(8)	0	(8)

All-in costs		136	71	207

Ounces sold - attributable basis (000s ounces)		89	46	135

Cost of sales per ounce	h,i	1,588	1,378	1,524

Total cash costs per ounce	i	1,070	1,021	1,049

Total cash costs per ounce (on a co-product basis)	i,j	1,141	1,070	1,110

All-in sustaining costs per ounce	i	1,428	1,403	1,428

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,499	1,452	1,489

All-in costs per ounce	i	1,532	1,508	1,558

All-in costs per ounce (on a co-product basis)	i,j	1,603	1,557	1,619

($ millions, except per ounce information in dollars)					For the three months ended 12/31/23

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		205	105	103	70	69	552

Depreciation		(59)	(37)	(22)	(14)	(15)	(147)

By-product credits		0	0	(1)	0	(6)	(7)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(29)	0	(12)	(7)	(7)	(55)

Total cash costs		117	68	68	49	41	343

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	37	5	24	15	18	99

Sustaining capital leases		0	2	0	0	0	2

Rehabilitation - accretion and amortization (operating sites)	g	1	0	1	4	0	6

Non-controlling interests		(8)	0	(4)	(2)	(2)	(16)

All-in sustaining costs		147	75	89	66	57	434

Global exploration and evaluation and project expense	e	0	0	0	0	0	0

Project capital expenditures	f	56	15	39	0	16	126

Non-controlling interests		(11)	0	(6)	0	(3)	(20)

All-in costs		192	90	122	66	70	540

Ounces sold - attributable basis (000s ounces)		127	92	61	42	41	363

Cost of sales per ounce	h,i	1,296	1,141	1,420	1,489	1,413	1,313

Total cash costs per ounce	i	924	737	1,103	1,184	1,002	945

Total cash costs per ounce (on a co-product basis)	i,j	925	742	1,119	1,190	1,112	962

All-in sustaining costs per ounce	i	1,168	819	1,449	1,586	1,376	1,198

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,169	824	1,465	1,592	1,486	1,215

All-in costs per ounce	i	1,521	988	1,985	1,586	1,692	1,491

All-in costs per ounce (on a co-product basis)	i,j	1,522	993	2,001	1,592	1,802	1,508

BARRICK FIRST QUARTER 2024	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 3/31/23

	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo	North America

Cost of sales applicable to gold production		393	295	189	6	99	982	59	1,041

Depreciation		(63)	(91)	(50)	(4)	(19)	(227)	(8)	(235)

By-product credits		(1)	(1)	(1)	0	(38)	(41)	0	(41)

Non-recurring items	c	0	0	0	0	0	0	0	0

Other	d	(5)	0	0	0	7	2	0	2

Non-controlling interests		(125)	(78)	(53)	(1)	(18)	(275)	0	(275)

Total cash costs		199	125	85	1	31	441	51	492

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	8	0	1	0	0	10	0	10

Minesite sustaining capital expenditures	f	116	67	30	0	6	224	12	236

Sustaining capital leases		0	0	0	0	0	0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	3	4	1	0	1	9	0	9

Non-controlling interests		(49)	(27)	(13)	0	(3)	(94)	0	(94)

All-in sustaining costs		277	169	104	1	35	590	64	654

Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	24	5	0	0	53	0	53

Non-controlling interests		0	(9)	(2)	0	0	(20)	0	(20)

All-in costs		277	184	107	1	35	623	64	687

Ounces sold - attributable basis (000s ounces)		164	137	82	2	26	411	40	451

Cost of sales per ounce	h,i	1,449	1,324	1,412	1,621	2,380	1,461	1,486	1,463

Total cash costs per ounce	i	1,215	913	1,034	579	1,198	1,074	1,291	1,093

Total cash costs per ounce (on a co-product basis)	i,j	1,218	916	1,041	579	1,930	1,124	1,296	1,139

All-in sustaining costs per ounce	i	1,689	1,233	1,271	629	1,365	1,436	1,609	1,451

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,692	1,236	1,278	629	2,097	1,486	1,614	1,497

All-in costs per ounce	i	1,689	1,340	1,306	629	1,365	1,514	1,610	1,522

All-in costs per ounce (on a co-product basis)	i,j	1,692	1,343	1,313	629	2,097	1,564	1,615	1,568

($ millions, except per ounce information in dollars)			For the three months ended 3/31/23

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		184	70	254

Depreciation		(64)	(22)	(86)

By-product credits		(12)	(2)	(14)

Non-recurring items	c	0	0	0

Other	d	0	0	0

Non-controlling interests		(44)	0	(44)

Total cash costs		64	46	110

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	1	1

Minesite sustaining capital expenditures	f	52	30	82

Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	1	0	1

Non-controlling interests		(21)	0	(21)

All-in sustaining costs		96	78	174

Global exploration and evaluation and project expense	e	0	0	0

Project capital expenditures	f	61	6	67

Non-controlling interests		(24)	0	(24)

All-in costs		133	84	217

Ounces sold - attributable basis (000s ounces)		90	44	134

Cost of sales per ounce	h,i	1,241	1,587	1,377

Total cash costs per ounce	i	714	1,035	819

Total cash costs per ounce (on a co-product basis)	i,j	808	1,074	895

All-in sustaining costs per ounce	i	1,073	1,761	1,304

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,167	1,800	1,380

All-in costs per ounce	i	1,481	1,910	1,661

All-in costs per ounce (on a co-product basis)	i,j	1,575	1,949	1,737

BARRICK FIRST QUARTER 2024	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 3/31/23

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East

Cost of sales applicable to gold production		215	91	83	83	74	546

Depreciation		(71)	(25)	(19)	(15)	(16)	(146)

By-product credits		0	0	(1)	0	(5)	(6)

Non-recurring items	c	0	0	0	0	0	0

Other	d	0	0	0	0	0	0

Non-controlling interests		(29)	0	(10)	(7)	(8)	(54)

Total cash costs		115	66	53	61	45	340

General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	e	0	0	0	0	0	0

Minesite sustaining capital expenditures	f	55	12	30	4	19	120

Sustaining capital leases		1	0	0	0	0	1

Rehabilitation - accretion and amortization (operating sites)	g	0	0	1	1	0	2

Non-controlling interests		(11)	0	(5)	0	(3)	(19)

All-in sustaining costs		160	78	79	66	61	444

Global exploration and evaluation and project expense	e	0	0	0	0	0	0

Project capital expenditures	f	49	7	12	0	5	73

Non-controlling interests		(10)	0	(2)	0	(1)	(13)

All-in costs		199	85	89	66	65	504

Ounces sold - attributable basis (000s ounces)		134	67	70	52	46	369

Cost of sales per ounce	h,i	1,275	1,367	987	1,453	1,358	1,272

Total cash costs per ounce	i	855	987	759	1,182	982	922

Total cash costs per ounce (on a co-product basis)	i,j	855	993	765	1,185	1,070	936

All-in sustaining costs per ounce	i	1,190	1,177	1,137	1,284	1,332	1,208

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,190	1,183	1,143	1,287	1,420	1,222

All-in costs per ounce	i	1,485	1,289	1,278	1,284	1,423	1,374

All-in costs per ounce (on a co-product basis)	i,j	1,485	1,295	1,284	1,287	1,511	1,388

a.	Includes Goldrush.

b.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

c.	Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

d.	Other
Other adjustments at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting the second quarter of 2022, which is producing incidental ounces.

e.	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 48 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year include the plant expansion project at Pueblo Viejo and the solar project at NGM. Refer to page 47 of this MD&A.

g.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Cost of sales per ounce

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

j.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK FIRST QUARTER 2024	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)					For the three months ended 3/31/24

	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo

By-product credits	1	1	0	34	36	0	10

Non-controlling interest	0	0	0	(13)	(13)	0	(4)

By-product credits (net of non-controlling interest)	1	1	0	21	23	0	6

($ millions)					For the three months ended 3/31/24

	Veladero	Porgera[k]	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	1	—	0	0	0	0	6

Non-controlling interest	0	—	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	1	—	0	0	0	0	5

($ millions)					For the three months ended 12/31/23

	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo

By-product credits	0	1	1	0	38	40	0

Non-controlling interest	0	0	(1)	0	(14)	(15)	0

By-product credits (net of non-controlling interest)	0	1	0	0	24	25	0

($ millions)					For the three months ended 12/31/23

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	11	2	0	0	1	0	6

Non-controlling interest	(5)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	6	2	0	0	1	0	5

($ millions)					For the three months ended 3/31/23

	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo

By-product credits	1	1	1	0	38	41	0

Non-controlling interest	0	0	0	0	(14)	(14)	0

By-product credits (net of non-controlling interest)	1	1	1	0	24	27	0

($ millions)					For the three months ended 3/31/23

	Pueblo Viejo	Veladero	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu

By-product credits	12	2	0	0	1	0	5

Non-controlling interest	(4)	0	0	0	0	0	(1)

By-product credits (net of non-controlling interest)	8	2	0	0	1	0	4

k.  As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from the third quarter of 2020 to the fourth quarter of 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. In the first quarter of 2024, Porgera had gold production but did not have any gold sales.

l.   Starting in the first quarter of 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.

BARRICK FIRST QUARTER 2024	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended

	3/31/24	12/31/23	3/31/23

Cost of sales	168	209	174

Depreciation/amortization	(60)	(86)	(44)

Treatment and refinement charges	34	51	43

Cash cost of sales applicable to equity method investments	82	103	87

Less: royalties	(12)	(16)	(15)

By-product credits	(5)	(5)	(4)

Other	0	0	0

C1 cash costs	207	256	241

General & administrative costs	4	6	6

Rehabilitation - accretion and amortization	2	2	2

Royalties	12	16	15

Minesite exploration and evaluation costs	0	0	2

Minesite sustaining capital expenditures	83	84	33

Sustaining leases	1	3	3

All-in sustaining costs	309	367	302

Tonnes sold - attributable basis (thousands of tonnes)	39	53	40

Pounds sold - attributable basis (millions pounds)	86	117	89

Cost of sales per pound[a,b]	3.20	2.92	3.22

C1 cash costs per pound[a]	2.40	2.17	2.71

All-in sustaining costs per pound[a]	3.59	3.12	3.40

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating segment

($ millions, except per pound information in dollars)							For the three months ended

	3/31/24			12/31/23			3/31/23

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	82	168	26	101	206	34	87	174	26

Depreciation/amortization	(21)	(60)	(5)	(24)	(84)	(8)	(20)	(44)	(6)

Treatment and refinement charges	0	28	6	0	44	7	0	36	7

Less: royalties	0	(12)	0	0	(16)	0	0	(15)	0

By-product credits	0	0	(5)	0	0	(5)	0	0	(4)

Other	0	0	0	0	0	0	0	0	0

C1 cash costs	61	124	22	77	150	28	67	151	23

Rehabilitation - accretion and amortization	0	2	0	0	2	0	0	2	0

Royalties	0	12	0	0	16	0	0	15	0

Minesite exploration and evaluation costs	0	0	0	0	0	0	2	0	0

Minesite sustaining capital expenditures	5	75	3	13	68	3	5	26	2

Sustaining leases	1	0	0	2	0	1	0	1	2

All-in sustaining costs	67	213	25	92	236	32	74	195	27

Tonnes sold - attributable basis (thousands of tonnes)	9	22	8	12	32	9	10	22	8

Pounds sold - attributable basis (millions pounds)	21	49	16	26	70	21	23	49	17

Cost of sales per pound[a,b]	3.97	3.41	1.61	3.85	2.95	1.59	3.73	3.56	1.53

C1 cash costs per pound[a]	2.95	2.52	1.35	2.93	2.14	1.32	2.86	3.09	1.39

All-in sustaining costs per pound[a]	3.27	4.33	1.55	3.51	3.38	1.50	3.22	3.98	1.61

a.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2024	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

EBITDA, Adjusted EBITDA and Attributable EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

∎ Income tax expense;

∎ Finance costs;

∎ Finance income; and

∎ Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.

EBITDA, adjusted EBITDA and attributable EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA and attributable EBITDA differently.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)		For the three months ended

	3/31/24	12/31/23	3/31/23

Net earnings	487	597	269

Income tax expense	174	174	205

Finance costs, net[a]	10	(7)	37

Depreciation	474	564	495

EBITDA	1,145	1,328	1,006

Impairment charges of non-current assets[b]	17	289	1

Acquisition/disposition gains[c]	(1)	(354)	(3)

Loss on currency translation	12	37	38

Other (income) expense adjustments[d]	(9)	41	63

Income tax expense, net finance costs[a], and depreciation from equity investees	102	118	78

Adjusted EBITDA	1,266	1,459	1,183

Non-controlling Interests	(359)	(391)	(332)

Attributable EBITDA	907	1,068	851

Revenues - as adjusted[e]	2,222	2,514	2,188

Attributable EBITDA margin[f]	41%	42%	39%

a.	Finance costs exclude accretion.
b.

For the three month period ended March 31, 2024, net impairment charges were mainly related to miscellaneous property, plant and equipment assets. For the three month period ended December 31, 2023, net impairment charges mainly related to a long-lived asset impairment at Long Canyon.

c.

For the three month period ended December 31, 2023, acquisition/disposition gains mainly related to a gain on the reopening of the Porgera mine as the conditions for the reopening were completed on December 22, 2023.

d.

For the three month periods ended March 31, 2024 and December 31, 2023, other (income) expense adjustments mainly related to changes in the discount rate assumptions on our closed mine rehabilitation provision. The three month period ended December 31, 2023 was further impacted by care and maintenance expenses at Porgera. Other (income) expense adjustments for the three month period ended March 31, 2023 mainly related to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership.

e.	Refer to Reconciliation of Sales to Realized Price per ounce/pound on page 67 of this MD&A.
f.	Represents attributable EBITDA divided by revenues - as adjusted.

BARRICK FIRST QUARTER 2024	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Income to EBITDA by operating site

($ millions)								For the three months ended 3/31/24

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	147	92	22	296	44	116	64	15	28	(7)

Depreciation	51	46	23	132	37	53	28	15	13	60

EBITDA	198	138	45	428	81	169	92	30	41	53

								For the three months ended 12/31/23

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	168	102	48	355	49	82	78	12	32	17

Depreciation	47	73	31	167	40	47	37	18	13	85

EBITDA	215	175	79	522	89	129	115	30	45	102

								For the three months ended 3/31/23

	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)

Income	66	78	40	189	61	85	33	47	17	(12)

Depreciation	39	56	31	140	39	56	25	16	13	44

EBITDA	105	134	71	329	100	141	58	63	30	32

a.	Includes Goldrush.
b.	These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

∎   Treatment and refining charges; and

∎   Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)		Gold			Copper
				For the three months ended

	3/31/24	12/31/23	3/31/23	3/31/24	12/31/23	3/31/23

Sales	2,528	2,767	2,411	163	226	171

Sales applicable to non-controlling interests	(795)	(872)	(723)	0	0	0

Sales applicable to equity method investments[a,b]	151	183	126	136	168	160

Sales applicable to sites in closure or care and maintenance[c]	(2)	(2)	(7)	0	0	0

Treatment and refinement charges	7	8	7	34	51	43

Other[d]	0	(15)	0	0	0	0

Revenues – as adjusted	1,889	2,069	1,814	333	445	374

Ounces/pounds sold (000s ounces/millions pounds)[c]	910	1,042	954	86	117	89

Realized gold/copper price per ounce/pound[e]	2,075	1,986	1,902	3.86	3.78	4.20

a.

Represents sales of $151 million, for the three month period ended March 31, 2024 (December 31, 2023: $183 million and March 31, 2023: $126 million) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $80 million for the three month period ended March 31, 2024 (December 31, 2023: $98 million and March 31, 2023: $98 million) applicable to our 50% equity method investment in Zaldívar and $62 million (December 31, 2023: $77 million and March 31, 2023: $69 million), applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

On an attributable basis. Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e of the 2023 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2024	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive (in this capacity, Mr. Bottoms is also responsible on an interim basis for scientific and technical information relating to the Latin America and Asia Pacific region); John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2023.

Endnotes

[1]	Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 54 to 67 of this MD&A.

[2]

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 24.5% share of Porgera and our 45% share of Kibali.

[3]

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

[4]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[5]

A Tier One Gold Asset is an asset with a $1,300/oz reserve with potential for 5 million ounces to support a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a $3.00/lb reserve with potential for 5 million tonnes or more of contained copper to support a minimum 20-year life, annual production of at least 200ktpa, with all-in sustaining costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven addition.

[6]

Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

[7]	See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.

[8]	Indicative gold and copper recovered production profile from Reko Diq is conceptual in nature and subject to change following completion of the updated feasibility study.

[9]	Indicative copper production profile from Lumwana, which is conceptual in nature. Subject to change following completion of the pre-feasibility study.

[10]	Greater Leeville Significant Intercepts[a]

Drill Results from Q1 2024

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Ag (g/t)

HSC-23001	129	(26)	250.5 - 283.2	32.6		32.88

HSC-23007	112	(28)	140.8 - 162.3	21.5	17.6	11.20

HSX-23003	101	(27)	776.6 - 779.7	3.0		5.30

			782.7 - 785.8	3.0		3.93

			875.5 - 878.7	3.2		15.72

NLC-23007	72	(25)	118.6 - 136.6	18.0	11.6	5.35

			166.7 - 177.7	11.0	10.3	4.80

BARRICK FIRST QUARTER 2024	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

			183.2 - 188.1	4.9	4.6	4.07

			261.8 - 285.9	24.1	21.8	9.19

NLX-23017	290	(79)	798.7 - 803.3	4.6		24.28

			866.9 - 881.0	14.2		8.67

			900.1 - 903.0	2.9		3.93

NTC-23008	94	(22)	15.2 - 22.6	7.3	4.7	8.24

			168.2 - 189	20.7	13.3	5.07

			192 - 200.9	8.8	5.7	4.79

			213.1 - 296.6	83.5	53.7	19.07

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.

Carlin Trend drill hole nomenclature: Project area (CGX - Greater Leeville Exploration, HSC - Horsham Underground Core, HSX - Horshsam Exploration, NLC - North Leeville/Fallon Core, NLX - North Leeville/Fallon Growth, NTC - North Turf/Miramar Underground Core) followed by the year (23 for 2023) then hole number.

c.

True width for certain HSC and NLC drillholes has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of certain intercepts HSC, HSX and NLX drillholes is uncertain at this stage.

The drilling results for Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

[11]	Cortez Hanson Significant Intercepts[a]

Drill Results from Q1 2024

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

CMX-23017	300	(50)	445 - 447.1	2.1	23.15

CMX-23018	260	(62)	444.4 - 477.6	33.2	18.42

a.	All intercepts calculated using a 3.42 g/t Au cutoff and are uncapped; minimum intercept width is 1.4 meters; internal dilution is less than 20% total width.
b.	Cortez drill hole nomenclature: Project (CMX - CHUG Minex) followed by the year (23 for 2023) then hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 –Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Cortez conform to industry accepted quality control methods.

[12]	Hemlo Significant Intercepts[a]

Drill Results from Q1 2024

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[c]	Au (g/t)

7652332	287	18.9	71.8 - 82	10.2	5.1	5.12

90352321	152	(38)	213 - 226	13.0	12.2	3.73

90352322	144.4	(47.5)	212 - 226	14.0	11.5	3.94

90352335	157.5	(51.6)	231.5 - 234.9	3.4	3.1	6.64

4502307	299.3	(25.5)	178 - 185	7.0	3.0	3.62

a.

All intercepts calculated using a 2.68 g/t Au cutoff. 9035 holes are capped to 80 g/t Au; 765 and 450 holes are capped to 40 g/t Au, minimum intercept width is 2.50 meters; internal dilution is less than 42% total width.

b.	Hemlo drill hole nomenclature: Underground hole nomenclature is defined by level (e.g. 9035 for the 9035m level) then year (e.g. 23 for 2023) then hole number.
c.	True width of intercepts are estimated using the angle to core axis.

The drilling results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Hemlo conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2024	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

[13]	Bambadji and Bambadji South Significant Intercepts[a]

Drill Results from Q1 2024

						Including[d]

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m) C	Au (g/t)

KBWDH022	135	(50)	82.5.00 - 138.00	55.5	1.20	117-120.3	3.30	3.50

KBWDH022	135	(50)	313.4.00 -325.00	11.6	1.06

KBWDH022	135	(50)	351.5.00 - 364.6.00	13.1	1.68	359.6-364.6	5.00	3.00

KBWDH022	135	(50)	424.2.00 - 435.25.00	11.05	5.32	426.7-435.25	8.55	6.64

GFDT001	90	(50)	458.4.00 - 469.2.00	10.8	3.63	458.4-464.2	5.80	5.10

SATRC004	90	(50)	64.00 - 70.00	6.0	0.68

SATRC006	90	(50)	42.00 - 46.00	4.0	0.77

SATRC019	90	(50)	56.00 - 62.00	6.0	4.71	56-69	3.00	8.82

SATRC024	90	(50)	11.00 - 18.00	7.0	2.21	13-15	2.00	6.26

SATRC024	90	(50)	30.00 - 35.00	5.0	0.94

SATRC025	90	(50)	59.00 - 61.00	2.0	7.02

SATRC031	90	(50)	18.00 - 32.00	14.0	0.84	18-25	7.00	1.30

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2.0 meters; internal dilution is equal to or less than 2 meters width.
b.	Drill hole nomenclature: Project initial GF (Gefa), KBW (Kabewest), SAT (Satadougou), followed by type of drilling AC (Aircore), RC (Reverse Circulation), DH (Diamond Hole).
c.	True widths uncertain at this stage.
d.	Includings calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.

The drilling results for Bambadji and Bambadji South properties contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, SGS. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji and Bambadji South properties conform to industry accepted quality control methods.

[14]	Loulo-Gounkoto Significant Intercepts[a]

Drill Results from Q1 2024

						Including[d]

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m) [c]	Au (g/t)

GKDH522	253.28	(75.66)	840.90 - 852.50	11.60	2.29

BKDH001	87	(50)	240.70 - 246.25	5.55	1.48

BKRC001	87	(50)	191 - 204	13.00	3.11	199-202	3.0	9.16

BKRC001	87	(50)	208 - 212	4.00	3.30	209-212	3	4.12

BKRC001	87	(50)	219 - 232	13.00	1.06

BKRC001	87	(50)	234 - 236	2.00	0.67

BKRC002	87	(50)	52 - 70	18.00	1.66

BKRC002	87	(50)	74 - 81	7.00	1.00

BKRC003	87	(50)	115 - 117	2.00	0.74

BKRC004	90	(50)	97 - 99	2.00	2.70

BKRC004	90	(50)	124 - 135	11.00	1.23

BNRCDH344	90	(50)	245.3 - 253.4	8.10	0.92

BNRCDH344	90	(50)	264.7 - 268.7	4.00	1.00

BNRCDH344	90	(50)	474.65 - 492.8	18.15	3.00	475.45 - 482.95	7.5	4.56

YADH244	227.8	(72.4)	157.25 - 161	3.75	5.42

YADH244	227.8	(72.4)	1500.65 - 1507.10	6.45	1.37

YADH244	227.8	(72.4)	1695.95 - 1700.60	4.65	4.21

YADH244	227.8	(72.4)	1708.15 - 1735.40	27.25	1.82	1717.5-1721.2	3.7	4.5

YADH244	227.8	(72.4)	1741.5 - 1745.95	4.45	1.90

YADH248	221.8	(71.1)	1467.45 -1488.35	20.9	6.91	1473.65 - 1482.65	9	13.91

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.

Loulo-Gounkoto drill hole nomeclature: prospect initial GK (Gounkoto), BN (Baboto North), BK (Barika), YA (Yalea) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling), RCDH (Diamond tail).

c.	True widths uncertain at this stage.
d.	All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.

BARRICK FIRST QUARTER 2024	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, SGS. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

[15]	Nielle Significant Intercepts[a]

Drill Results from Q1 2024

							Including

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)

JWDH002	230	(50)	38.80 -40.85	2.05	0.98

JWDH002	230	(50)	121.80 -125.97	4.17	0.64

KKH2AC003	270	(50)	23.00 - 25.00	2	2.1

KKH2AC012	270	(50)	30.00 - 32.00	2	0.51

KKH2AC018	270	(50)	43.00 - 47.00	4	3.08

KKH2AC030	270	(50)	50.00 - 52.00	2	0.7

KKH2AC035	270	(50)	43.00 - 46.00	3	0.68

KKH2AC036	270	(50)	11.00 - 13.00	2	0.74

KKH2AC039	270	(50)	26.00 - 28.00	2	1.15

KKHAC006	270	(50)	19.00 - 21.00	2	1.7

KKHAC006	270	(50)	24.00 - 29.00	5	1.66

KKHAC006	270	(50)	33.00 - 38.00	5	1.16

KKHAC012	270	(50)	13.00 - 23.00	10	0.92

KKHAC012	270	(50)	38.00 - 44.00	6	1.62

KKHAC018	270	(50)	75.00 - 78.00	3	4.95	76.00 - 78.00	2	5.95

KKHAC019	270	(50)	83.00 - 85.00	2	0.67

KKHAC020	270	(50)	10.00 - 12.00	2	27.46

KKHAC020	270	(50)	30.00 - 32.00	2	37.23

KKHAC028	270	(50)	55.00 - 57.00	2	0.98

KKHAC033	270	(50)	23.00 - 25.00	2	0.8

KKHAC033	270	(50)	27.00 - 29.00	2	0.54

KKHAC033	270	(50)	51.00 - 53.00	2	1.48

KKHAC035	270	(50)	18.00 - 21.00	3	1.29

KKHAC048	270	(50)	49.00 - 53.00	4	3

KKHAC050	270	(50)	52.00 - 54.00	2	1.23

KKHAC053	270	(50)	28.00 - 31.00	3	0.61

KKHAC053	270	(50)	42.00 - 47.00	5	1.41

KKHAC071	270	(50)	12.00 - 14.00	2	3.26

KKHAC071	270	(50)	28.00 - 30.00	2	6.78

KKHAC072	270	(50)	22.00 - 24.00	2	1.84

KKHAC074	270	(50)	34.00 - 39.00	5	27.15	36.00 - 38.00	2	63.05

KKHAC074	270	(50)	49.00 - 51.00	2	0.94

KKHAC090	270	(50)	18.00 - 20.00	2	3.01

KKHAC090	270	(50)	22.00 - 26.00	4	1.47

KKHAC092	270	(50)	31.00 - 33.00	2	0.71

KKHAC097	270	(50)	55.00 - 57.00	2	0.53

KKHAC098	270	(50)	21.00 - 23.00	2	0.63

KKHAC099	270	(50)	28.00 - 30.00	2	1.27

KKHAC099	270	(50)	51.00 - 53.00	2	0.5

KKHAC099	270	(50)	72.00 - 78.00	6	2.2

KKHAC110	270	(50)	18.00 - 20.00	2	1.03

KKHAC112	270	(50)	26.00 - 28.00	2	1

KKHAC112	270	(50)	33.00 - 35.00	2	0.53

KKHAC112	270	(50)	50.00 - 53.00	3	0.83

KKHRC001	290	(50)	127.00 - 137.00	10	2.16	128.00 - 132.00	4	3.29

KKHRC001	290	(50)	158.00 - 163.00	5	1.52

KKHRC002	290	(50)	105.00 - 107.00	2	0.82

KKHRC002	290	(50)	176.00 - 180.00	4	1.11

KKHRC003	290	(50)	72.00 - 78.00	6	1.58

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.

BARRICK FIRST QUARTER 2024	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

b.

Nielle drill hole nomenclature: prospect initial KOR (Koro A2), JBS (Jubula South), IND (Indigo), NEL (Nela), KKH (Korokaha), JW (Jubula West), followed by type of drilling AC (Aircore), RC (Reverse Circulation), DH (Diamond Hole).

c.	True widths uncertain at this stage.
d.	Includings calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.

The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

[16]	Kibali Significant Intercepts[a]

Drill Results from Q1 2024

						Including[d]

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[e]	Au (g/t)

AGDD001	315	(42)	18.50 - 22.50	4	0.84

			47.00 - 51.00	4	0.66

			95.30 - 99.10	3.8	1.35

			103.80 - 112.00	8.2	1.01

			128.00 - 130.00	2	1.10

			132.00 - 135.50	3.5	1.15

AGDD002	315	(50)	18.00 - 20.00	2	1.27

			80.87 - 82.87	2	5.89

			100.20 - 103.00	2.8	1.71

			116.00 - 118.00	2	1.02

			139.50 - 145.30	5.8	12.39

			157.50 - 159.50	2	0.88

			162.50 - 167.00	4.5	22.21

AGDD002A	316	(50)	101.00 - 104.75	3.75	0.93

AGDD003	310	(50)	0.00 - 2.00	2	0.75

			41.00 - 45.00	4	1.57

			89.00 - 126.90	37.9	1.25

AGDD004	317	(50)	0.00 - 2.00	2	0.80

			37.50 - 51.00	13.5	5.04	44.50 - 49.20	4.7	8.94

			62.50 - 66.50	4	1.51

			110.30 - 126.95	16.65	11.57	110.30 - 111.90	1.6	100.82

			132.70 - 134.80	2.1	1.85

AGDD005	315	(54)	13.50 - 15.50	2	1.20

			23.50 - 28.00	4.5	1.73

			76.00 - 89.00	13	1.64

			92.00 - 94.00	2	0.83

			123.00 - 125.00	2	6.52

DDD614	135	(85)	1.00 - 5.00	4	1.45

			146.20 - 154.20	8	2.16	146.20 - 148.00	1.8	5.53

			159.00 - 174.00	15	2.54	169.50 - 172.20	2.7	6.58

			178.90 - 181.70	2.8	4.00

DDD616	135	(85)	133.20 - 135.20	2	1.10

DDD617	200	(70)	211.50 - 213.60	2.1	2.74

			238.00 - 243.20	5.2	8.85

			246.85 - 251.20	4.35	1.38

			326.00 - 328.10	2.1	0.70

			345.35 - 347.40	2.05	0.83

			354.70 - 358.95	4.25	6.02

DDD619A	135	(72)	196.05 - 198.60	2.55	0.81

			289.00 - 292.00	3	0.79

SRRC0065	225	(70)	103.00 - 105.00	2	4.26

SRRC0066	225	(70)	130.00 - 132.00	2	0.65

SRRC0067	225	(70)	112.00 - 116.00	4	0.88

SRRC0069	225	(70)	70.00 - 72.00	2	0.58

			75.00 - 77.00	2	0.74

			84.00 - 87.00	3	1.02

BARRICK FIRST QUARTER 2024	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

SRRC0071	225	(70)	78.00 - 118.00	40	1.40	103.00 - 106.00	3	6.76

			123.00 - 127.00	4	1.69

SRRC0072	225	(70)	2.00 - 4.00	2	1.98

SRRC0076	225	(70)	136.00 - 138.00	2	2.18

SRRC0080	225	(70)	95.00 - 99.00	4	0.62

SRRC0085	225	(70)	70.00 - 113.00	43	3.69	87.00 - 100.00	13	7.00

			122.00 - 126.00	4	2.84

SRRC0086	225	(70)	115.00 - 119.00	4	1.13

			144.00 - 150.00	6	0.99

SRRC0087	225	(70)	89.00 - 102.00	13	6.68	99.00 - 102.00	3	21.76

			154.00 - 156.00	2	0.67

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 25% total width.
b.

Kibali drill hole nomenclature: prospect initial (AG=Agbarabo; D=Durba (KCD); O=Oere; ZB=Zambula; SR=AIRBO), followed by type of drilling (RC=Reverse Circulation, DD=Diamond, GC=Grade control), with no desigination of the year. KCDU=KCD Underground.

c.	True width of intercepts are uncertain at this stage.
d.	Weighted average is calculated by fence using significant intercepts, over the strike length.
e.

All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 1 meter; no internal dilution, with grade significantly above (>40%) the overall intercept grade.

The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

[17]	North Mara Significant Intercepts[a]

Drill Results from Q1 2024

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

TGRC046	172	(70)	28 - 33	5	0.74

TGRC048	170	(70)	27 - 33	6	1.08

			68 - 79	11	1.36

a.	All intercepts are a weighted average using a 0.5 g/t Au cutoff and are uncapped.
b.	North Mara drill hole nomenclature: prospect initial (TG=Tagota) followed by the type of drilling (RC=Reverse Circulation) with no designation of the year
c.	True widths of intercepts are uncertain at this stage.

The drilling results for North Mara contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by both the MSA Bulyanhulu and the SGS North Mara laboratory, both of which are independently operated by MSA and SGS, respectively. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at North Mara property conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2024	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,

	2024	2023

Revenue (notes 4 and 5)	$2,747	$2,643

Costs and expenses (income)

Cost of sales (notes 4 and 6)	1,936	1,941

General and administrative expenses	28	39

Exploration, evaluation and project expenses	95	71

Impairment charges (note 8b)	17	1

Loss on currency translation	12	38

Closed mine rehabilitation	(2)	22

Income from equity investees (note 11)	(48)	(53)

Other expense (note 8a)	17	52

Income before finance costs and income taxes	$692	$532

Finance costs, net	(31)	(58)

Income before income taxes	$661	$474

Income tax expense (note 9)	(174)	(205)

Net income	$487	$269

Attributable to:

Equity holders of Barrick Gold Corporation	$295	$120

Non-controlling interests (note 14)	$192	$149

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)

Net income

Basic	$0.17	$0.07

Diluted	$0.17	$0.07

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2024	74	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements

 of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2024	2023

Net income	$487	$269

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil and $nil	1	—

Currency translation adjustments, net of tax $nil and $nil	—	(3)

Items that will not be reclassified to profit or loss:

Net change on equity investments, net of tax $nil and $nil	1	—

Total other comprehensive income (loss)	2	(3)

Total comprehensive income	$489	$266

Attributable to:

Equity holders of Barrick Gold Corporation	$297	$117

Non-controlling interests	$192	$149

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2024	75	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2024	2023

OPERATING ACTIVITIES

Net income	$487	$269

Adjustments for the following items:

Depreciation	474	495

Finance costs, net	31	58

Impairment charges (note 8b)	17	1

Income tax expense (note 9)	174	205

Income from equity investees (note 11)	(48)	(53)

Gain on sale of non-current assets	(1)	(3)

Loss on currency translation	12	38

Change in working capital (note 10)	(241)	(191)

Other operating activities (note 10)	(70)	37

Operating cash flows before interest and income taxes	835	856

Interest paid	(27)	(23)

Interest received	68	49

Income taxes paid[1]	(116)	(106)

Net cash provided by operating activities	760	776

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 4)	(728)	(688)

Sales proceeds	—	3

Funding of equity method investments (note 11)	(44)	—

Dividends received from equity method investments (note 11)	47	67

Shareholder loan repayments from equity method investments	45	—

Net cash used in investing activities	(680)	(618)

FINANCING ACTIVITIES

Lease repayments	(3)	(4)

Dividends	(175)	(175)

Funding from non-controlling interests (note 14)	22	—

Disbursements to non-controlling interests (note 14)	(121)	(62)

Pueblo Viejo JV partner shareholder loan	(7)	20

Net cash used in financing activities	(284)	(221)

Effect of exchange rate changes on cash and equivalents	(2)	—

Net decrease in cash and equivalents	(206)	(63)

Cash and equivalents at the beginning of period	4,148	4,440

Cash and equivalents at the end of period	$3,942	$4,377

[1]	Income taxes paid excludes $17 million (2023: $28 million) for the three months ended March 31, 2024 of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2024	76	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at March 31, 2024	As at December 31, 2023

ASSETS

Current assets

Cash and equivalents	$3,942	$4,148

Accounts receivable	654	693

Inventories	1,805	1,782

Other current assets	880	815

Total current assets	$7,281	$7,438

Non-current assets

Non-current portion of inventory	2,684	2,738

Equity in investees (note 11)	4,178	4,133

Property, plant and equipment	26,648	26,416

Intangible assets	148	149

Goodwill	3,581	3,581

Other assets	1,323	1,356

Total assets	$45,843	$45,811

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,360	$1,503

Debt	12	11

Current income tax liabilities	317	303

Other current liabilities	506	539

Total current liabilities	$2,195	$2,356

Non-current liabilities

Debt	4,713	4,715

Provisions	2,008	2,058

Deferred income tax liabilities	3,472	3,439

Other liabilities	1,238	1,241

Total liabilities	$13,626	$13,809

Equity

Capital stock (note 13)	$28,118	$28,117

Deficit	(6,594)	(6,713)

Accumulated other comprehensive income	26	24

Other	1,913	1,913

Total equity attributable to Barrick Gold Corporation shareholders	$23,463	$23,341

Non-controlling interests (note 14)	8,754	8,661

Total equity	$32,217	$32,002

Contingencies and commitments (notes 4 and 15)

Total liabilities and equity	$45,843	$45,811

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2024	77	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

 Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002

Net income	—	—	295	—	—	295	192	487

Total other comprehensive income	—	—	—	2	—	2	—	2

Total comprehensive income	—	—	295	2	—	297	192	489

Transactions with owners

Dividends	—	—	(175)	—	—	(175)	—	(175)

Funding from non-controlling interests (note 14)	—	—	—	—	—	—	22	22

Disbursements to non-controlling interests (note 14)	—	—	—	—	—	—	(121)	(121)

Dividend reinvestment plan (note 13)	66	1	(1)	—	—	—	—	—

Total transactions with owners	66	1	(176)	—	—	(175)	(99)	(274)

At March 31, 2024	1,755,636	$28,118	($6,594)	$26	$1,913	$23,463	$8,754	$32,217

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

Net income	—	—	120	—	—	120	149	269

Total other comprehensive loss	—	—	—	(3)	—	(3)	—	(3)

Total comprehensive income (loss)	—	—	120	(3)	—	117	149	266

Transactions with owners

Dividends	—	—	(175)	—	—	(175)	—	(175)

Disbursements to non-controlling interests	—	—	—	—	—	—	(62)	(62)

Dividend reinvestment plan	58	1	(1)	—	—	—	—	—

Total transactions with owners	58	1	(176)	—	—	(175)	(62)	(237)

At March 31, 2023	1,755,408	$28,115	($7,338)	$23	$1,913	$22,713	$8,605	$31,318

[1]	Includes cumulative translation losses at March 31, 2024: $95 million (December 31, 2023: $95 million; March 31, 2023: $95 million).
[2]	Includes additional paid-in capital as at March 31, 2024: $1,875 million (December 31, 2023: $1,875 million; March 31, 2023: $1,875 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2024	78	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ∎ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ∎ Material Accounting Policy Information

a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policy information was presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2023 (“2023 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on April 30, 2024.

b) New Accounting Standards Issued

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 - Non-current Liabilities with Covenants, and determined they do not have a material impact on Barrick in the current reporting period. In addition, IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024, with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of IFRS 18 on our consolidated financial statements. No standards have been early adopted in the current period.

3 ∎ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2023 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2023 Annual Financial Statements.

a) Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. We recorded a net decrease of $41 million (2023: $38 million net increase) for the three months ended March 31, 2024 primarily due to spending incurred during the year and an increase in the discount rate, partially offset by accretion.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b) Pascua-Lama

The Pascua-Lama project received $429 million as at March 31, 2024 (December 31, 2023: $472 million) in VAT refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended.

In addition, we have recorded $9 million in VAT recoverable in Argentina as at March 31, 2024 (December 31, 2023: $9 million) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

c) Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 15 for further details on contingencies.

BARRICK FIRST QUARTER 2024	79	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

4 ∎ Segment Information

Barrick’s business is organized into sixteen minesites. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended March 31, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$712	$385	$83	$3	$2	$239

Cortez[2]	413	186	75	1	2	149

Turquoise Ridge[2]	211	137	37	1	—	36

Pueblo Viejo[2]	290	148	62	1	2	77

Loulo-Gounkoto[2]	361	139	67	—	12	143

Kibali	152	58	28	—	2	64

Lumwana	163	108	60	—	2	(7)

North Mara[2]	114	74	18	—	5	17

Bulyanhulu[2]	106	56	15	—	1	34

Other Mines[2]	382	224	47	3	5	103

Reportable segment total	$2,904	$1,515	$492	$9	$33	$855

Share of equity investees	(152)	(58)	(28)	—	(2)	(64)

Segment total	$2,752	$1,457	$464	$9	$31	$791

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended March 31, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$511	$330	$63	$8	$2	$108

Cortez[2]	425	204	91	2	2	126

Turquoise Ridge[2]	254	139	50	1	—	64

Pueblo Viejo[2]	291	120	64	1	1	105

Loulo-Gounkoto[2]	321	144	71	—	1	105

Kibali	127	66	25	—	3	33

Lumwana	171	130	44	7	2	(12)

North Mara[2]	158	64	19	—	19	56

Bulyanhulu[2]	111	58	16	—	16	21

Other Mines[2]	394	251	71	2	20	50

Reportable segment total	$2,763	$1,506	$514	$21	$66	$656

Share of equity investees	(127)	(66)	(25)	—	(3)	(33)

Segment total	$2,636	$1,440	$489	$21	$63	$623

[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended March 31, 2024, accretion expense was $13 million (2023: $12 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended March 31, 2024 for Nevada Gold Mines $572 million, $381 million, $186 million (2023: $505 million, $379 million, $120 million), Pueblo Viejo $118 million, $84 million, $34 million (2023: $116 million, $73 million, $42 million), Loulo-Gounkoto $72 million, $41 million, $29 million (2023: $64 million, $43 million, $22 million), North Mara and Bulyanhulu $35 million, $26 million, $8 million (2023: $43 million, $25 million, $12 million) and Tongon $8 million, $8 million, $1 million (2023: $11 million, $9 million, $3 million), respectively.

BARRICK FIRST QUARTER 2024	80	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended March 31

	2024	2023

Segment income	$791	$623

Other revenue	(5)	7

Other cost of sales/amortization	(15)	(12)

Exploration, evaluation and project expenses not attributable to segments	(86)	(50)

General and administrative expenses	(28)	(39)

Other income (expense) not attributable to segments	1	(2)

Impairment charges	(17)	(1)

Loss on currency translation	(12)	(38)

Closed mine rehabilitation	2	(22)

Income from equity investees	48	53

Finance costs, net (includes non-segment accretion)	(18)	(46)

Gain on non-hedge derivatives	—	1

Income before income taxes	$661	$474

Capital Expenditures Information	Segment capital expenditures[1]

	For the three months ended March 31

	2024	2023

Carlin	$203	$120

Cortez	94	86

Turquoise Ridge	30	27

Pueblo Viejo	57	127

Loulo-Gounkoto	74	104

Kibali	25	19

Lumwana	79	52

North Mara	44	40

Bulyanhulu	31	20

Other Mines	50	61

Reportable segment total	$687	$656

Other items not allocated to segments	32	41

Total	$719	$697

Share of equity investees	(25)	(19)

Total	$694	$678

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended March 31, 2024, cash expenditures were $728 million (2023: $688 million) and the decrease in accrued expenditures was $34 million (2023: $10 million decrease).

Purchase Commitments

At March 31, 2024, we had purchase obligations for supplies and consumables of $1,796 million (December 31, 2023: $1,827 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $344 million at March 31, 2024 (December 31, 2023: $258 million).

BARRICK FIRST QUARTER 2024	81	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

5 ∎ Revenue

	For the three months ended March 31

	2024	2023

Gold sales

Spot market sales	$2,416	$2,326

Concentrate sales	103	77

Provisional pricing adjustments	9	8

	$2,528	$2,411

Copper sales

Concentrate sales	$159	$159

Provisional pricing adjustments	4	12

	$163	$171

Other sales[1]	56	61

Total	$2,747	$2,643

[1]	Revenues include the sale of by-products for our gold and copper mines.

6 ∎ Cost of Sales

	Gold		Copper		Other[3]		Total
For the three months ended March 31	2024	2023	2024	2023	2024	2023	2024	2023

Site operating costs[1,2]	$1,257	$1,208	$95	$115	$—	$—	$1,352	$1,323

Depreciation[1]	407	445	60	44	7	6	474	495

Royalty expense	88	101	12	15	—	—	100	116

Community relations	9	7	1	—	—	—	10	7

	$1,761	$1,761	$168	$174	$7	$6	$1,936	$1,941

[1]	Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $22 million for the three months ended March 31, 2024 (2023: $13 million).
[2]	Site operating costs includes the costs of extracting by-products.
[3]	Other includes corporate amortization.

7 ∎ Earnings Per Share

		For the three months ended March 31

	2024		2023

	Basic	Diluted	Basic	Diluted

Net income	$487	$487	$269	$269

Net income attributable to non-controlling interests	(192)	(192)	(149)	(149)

Net income attributable to equity holders of Barrick Gold Corporation	$295	$295	$120	$120

Weighted average shares outstanding	1,756	1,756	1,755	1,755

Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.17	$0.17	$0.07	$0.07

BARRICK FIRST QUARTER 2024	82	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

8 ∎ Other Expense

a) Other Expense (Income)

	For the three months ended March 31

	2024	2023

Other expense:

Bank charges	$1	$1

Litigation	4	5

Loss on warrant investments at fair value through profit or loss (“FVPL”)	2	2

Porgera care and maintenance costs	—	17

Tanzania education program	—	30

Other	16	6

Total other expense	$23	$61

Other income:

Gain on sale of non-current assets	($1)	($3)

Gain on non-hedge derivatives	—	(1)

Interest income on other assets	(5)	(5)

Total other income	($6)	($9)

Total	$17	$52

b) Impairment Charges

	For the three months ended March 31

	2024	2023

Impairment charges of non-current assets	$17	$1

Total	$17	$1

9 ∎ Income Tax Expense

	For the three months ended March 31

	2024	2023

Current	$140	$182

Deferred	34	23

Total	$174	$205

Income tax expense was $174 million for the three months ended March 31, 2024 (2023: $205 million). The unadjusted effective income tax rate for the three months ended March 31, 2024 was 26% of income before income taxes.

The underlying effective income tax rate on ordinary income for the three months ended March 31, 2024 was 22% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of the de-recognition of deferred tax assets; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; and the impact of other expense adjustments.

Currency Translation

Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant balances relate to Argentine and Malian tax liabilities.

In the three months ended March 31, 2024, a tax expense of $21 million (2023: $4 million tax expense) arose primarily from translation losses on deferred tax balances in Argentina and Mali due to the weakening of the Argentine peso and West African CFA franc, respectively, against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes

For the three months ended March 31, 2024, we have recorded $14 million (2023: $16 million related to the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Peru and the United States.

United States Tax Reform

In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.

We are awaiting the final US Treasury Regulations detailing the application of CAMT.

For the three months ended March 31, 2024, the deferred tax asset arising from the CAMT credit carryforwards has been recognized on the basis we expect that it will be recovered against US Federal Income Tax in the future.

Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules

In October 2021, more than 135 jurisdictions agreed to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalization of the Economy. Since then, the OECD has published model rules and other documents related to the second pillar of this solution (the Pillar Two model rules). The Pillar Two model rules provide a template that jurisdictions can translate into domestic tax law and implement as part of an agreed common approach.

Pillar Two legislation in Canada has been published in draft but it is not substantively enacted. Other jurisdictions where the group operates have either enacted legislation or are in the process of doing so.

In terms of the potential implications for income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. We continue working on assessing our exposure to Pillar Two income taxes and based on the analysis performed to date, we do not expect the impact of Pillar Two provisions to be material to the Company.

BARRICK FIRST QUARTER 2024	83	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

10 ∎ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended March 31

	2024	2023

Adjustments for non-cash income statement items:

Gain on non-hedge derivatives	$—	($1)

Loss on warrant investments at FVPL	2	2

Tanzania education program	—	30

Share-based compensation expense	13	19

Change in estimate of rehabilitation costs at closed mines	(2)	22

Inventory impairment charges	14	9

Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(7)	(10)

Change in other assets and liabilities	(19)	33

Settlement of share-based compensation	(39)	(29)

Settlement of rehabilitation obligations	(32)	(38)

Other operating activities	($70)	$37

Cash flow arising from changes in:

Accounts receivable	$39	$6

Inventory	(28)	(72)

Other current assets	(100)	(4)

Accounts payable	(141)	(119)

Other current liabilities	(11)	(2)

Change in working capital	($241)	($191)

11 ∎ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total

At January 1, 2023	$2,659	$382	$890	$—	$52	$3,983

Investment in equity accounting method investment	—	—	—	703	—	703

Equity pick-up (loss) from equity investees	145	102	(16)	—	1	232

Dividends received from equity investees	(180)	(93)	—	—	—	(273)

Non-cash dividends received from equity investees	(505)	—	—	—	—	(505)

Shareholder loan repayment	—	—	—	—	(7)	(7)

At December 31, 2023	$2,119	$391	$874	$703	$46	$4,133

Equity pick-up (loss) from equity investees	25	27	1	(5)	—	48

Funds invested	—	—	—	44	—	44

Dividends received from equity investees	(14)	(33)	—	—	—	(47)

At March 31, 2024	$2,130	$385	$875	$742	$46	$4,178

BARRICK FIRST QUARTER 2024	84	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

12 ∎ Fair Value Measurements

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at March 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Other investments[1]	$129	$—	$—	$129

Receivables from provisional copper and gold sales	—	221	—	221

	$129	$221	$—	$350

[1]	Includes equity investments in other mining companies.

b) Fair Values of Financial Assets and Liabilities

	As at March 31, 2024		As at December 31, 2023

	Carrying amount	Estimated fair values	Carrying amount	Estimated fair value

Financial assets

Other assets[1]	$783	$783	$807	$807

Other investments[2]	129	129	131	131

	$912	$912	$938	$938

Financial liabilities

Debt[3]	$4,725	$4,959	$4,726	$5,107

Other liabilities	566	566	574	574

	$5,291	$5,525	$5,300	$5,681

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2023 Annual Financial Statements and have been consistently applied in these interim financial statements.

13 ∎ Capital Stock

a) Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,755,636,101 common shares as at March 31, 2024). Our common shares have no par value.

b) Dividends

The Company’s practice has been to declare dividends after a quarter as part of the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 66,547 common shares issued to shareholders for the three months ended March 31, 2024.

c) Share Buyback Program

At the February 13, 2024 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. During the three months ended March 31, 2024, Barrick did not purchase any shares under this program.

The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.

The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

14 ∎ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Reko Diq	Other	Total

NCI in subsidiary at March 31, 2024	38.5%	40%	16%	20%	10.3%	50%	Various

At January 1, 2023	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518

Share of income (loss)	548	63	25	69	7	(31)	—	681

Cash contributed	—	—	—	—	—	40	—	40

Disbursements	(454)	(48)	(24)	(48)	(4)	—	—	(578)

At December 31, 2023	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661

Share of income (loss)	172	15	5	19	1	(20)	—	192

Cash contributed	—	—	—	—	—	22	—	22

Disbursements	(96)	(16)	—	(9)	—	—	—	(121)

At March 31, 2024	$6,238	$1,142	$327	$770	$17	$340	($80)	$8,754

[1]	Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.

BARRICK FIRST QUARTER 2024	85	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

15 ∎ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the 2023 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2023 Annual Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the 2023 Annual Financial Statements.

Litigation and Claims Update

Pascua-Lama — Proposed Canadian Securities Class Actions

In the Quebec proceeding, the Plaintiff filed his Originating Application, (which is the Quebec equivalent of a Statement of Claim), on February 22, 2024.

In the Ontario case, on April 15, 2024, the Plaintiffs filed an application for leave to appeal to the Supreme Court of Canada from the February 13, 2024 decision of the Court of Appeal.

Veladero — Operational Incidents and Associated Proceedings

On February 22, 2024, the Supreme Court of San Juan Province rejected the legal action brought by MAS in September 2017 to challenge certain aspects of the administrative sanction issued by the San Juan Provincial mining authority in connection with the September 2015 incident. MAS did not appeal this decision and the matter is now closed.

On March 14, 2024, MAS withdrew its appeal of the administrative sanction issued by the San Juan Provincial mining authority in connection with the September 2016 and March 2017 incidents. This matter is now closed.

Veladero — Tax Assessment and Criminal Charges

On February 27, 2024, the Court of Cassation rejected the appeal brought by the Argentinean Federal Tax Authority (“AFIP”), upholding the Court of Appeals’ dismissal of the criminal charges against the MAS directors. AFIP did not appeal this decision and the matter is now closed.

Writ of Kalikasan

On February 14, 2024, the Court issued a Resolution confirming that the suspension of the proceeding will be extended and that the various motions that remain pending will be held in abeyance for six months, until August 13, 2024.

North Mara — Ontario Litigation

In February 2024, an additional action was commenced against the Company in the Ontario Superior Court of Justice on behalf of different named plaintiffs in respect of alleged security-related incidents said to have occurred in the vicinity of the North Mara mine. The Statement of Claim in this second action is substantially similar to the Statement of Claim issued in November 2022.

Loulo-Gounkoto Mining Convention Negotiations

The Company has continued to engage with the Government of Mali to resolve this matter in a manner that protects the rights of Loulo and Gounkoto under their existing establishment conventions while also achieving the stated objectives of the Transitional Government to provide for the equitable sharing of economic benefits from the mining industry. On April 26, 2024, Barrick received correspondence from the Malian Government reiterating its commitment to continued partnership with Barrick while seeking a number of changes to the tax, financial and legal regime applicable to the Loulo-Gounkoto complex, among other demands. While the proposed changes are not acceptable to Barrick on the basis that they do not respect Barrick’s pre-existing rights, Barrick will nevertheless continue to engage with the committee established by the Transitional Government to renegotiate mining conventions.

Zaldívar Water Claims

Additional Court-ordered evidentiary measures were completed on March 1, 2024, and the evidentiary record is now closed. A decision from the Court is pending.

BARRICK FIRST QUARTER 2024	86	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Shares Listed

GOLD	The New York Stock Exchange
ABX	The Toronto Stock Exchange

Transfer Agents and Registrars

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

Canada

or

Equiniti Trust Company, LLC

6201 – 15th Avenue

Brooklyn, New York 11219

USA

Telephone: 1 800 387 0825

Fax: 1 888 249 6189

Email: shareholderinquiries@tmx.com

Website: www.tsxtrust.com

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861 9911

Email: investor@barrick.com

Website: www.barrick.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 7880 711 386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 7797 711 338

Investor and Media Relations

Kathy du Plessis

+44 207 557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “on track”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, ”objective”, “intend”, “project”, “pursue” “develop”, “progress”, “continue”, ”committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including the anticipated increase in gold and copper production during the remainder of 2024; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/ pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; the resumption of operations at the Porgera mine and expected ramp up of mining and processing in 2024; our plans and expected completion and benefits of our growth and capital projects, including the Goldrush Project, Fourmile, Pueblo Viejo plant expansion and mine life extension project, including the anticipated ramp-up of the plant expansion during 2024, Veladero Phase 7 leach pad project, the Reko

Diq project, solar power projects at NGM and Loulo-Gounkoto, Donlin Gold, the Jabal Sayid Lode 1 project and the development of the Lumwana Super Pit; expected timing for production for Goldrush, Reko Diq and the Lumwana Super Pit; the new mining code in Mali and the status of the establishment conventions for the Loulo-Gounkoto complex; capital expenditures related to upgrades and ongoing management initiatives; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; Barrick’s global exploration strategy and planned exploration activities; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans and targets in respect of environmental and social governance issues, including climate change, GHG emissions reduction targets, safety performance, responsible water use, TSF management, including Barrick’s conformance with the GISTM, community development, biodiversity and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the potential impact of proposed changes to Chilean law on the status of value-added tax (“VAT”) refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to greenhouse gas emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which requires reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.